    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 11, 2002


                                                      REGISTRATION NO. 333-68294
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 GAMESTOP CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               5734                              75-2951347
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                            ------------------------
                          2250 WILLIAM D. TATE AVENUE
                             GRAPEVINE, TEXAS 76051
                                 (817) 424-2000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                              R. RICHARD FONTAINE
                            CHIEF EXECUTIVE OFFICER
                          2250 WILLIAM D. TATE AVENUE
                             GRAPEVINE, TEXAS 76051
                                 (817) 424-2000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                 JAY M. DORMAN, ESQ.                                  EDWARD S. BEST, ESQ.
                DAVID M. KASTIN, ESQ.                               JENNIFER L. KEATING, ESQ.
   ROBINSON SILVERMAN PEARCE ARONSOHN & BERMAN LLP                    MAYER, BROWN & PLATT
             1290 AVENUE OF THE AMERICAS                            190 SOUTH LASALLE STREET
              NEW YORK, NEW YORK 10104                            CHICAGO, ILLINOIS 60603-3441
                   (212) 541-2000                                        (312) 782-0600

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                     PROPOSED
                                                     MAXIMUM             PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF        AMOUNT TO BE    OFFERING PRICE        AGGREGATE OFFERING                   AMOUNT OF
  SECURITIES TO BE REGISTERED      REGISTERED     PER UNIT(1)(2)            PRICE(1)(2)                 REGISTRATION FEE(3)
---------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value
  $.001 per share..............    20,763,888         $19.00               $394,513,872                     $97,863.82
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2) Includes shares that the underwriters have the option to purchase solely to cover over-allotments, if any.

(3) On August 24, 2001, the registrant filed its initial Registration Statement and paid a filing fee of $81,250.00 (based on a maximum aggregate offering price of $325,000,000). An additional registration fee of $16,613.82 is being paid pursuant to Rule 457(a) under the Securities Act of 1933 (based on an increase of $69,513,872 to the maximum aggregate offering price multiplied by .000239).

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED JANUARY 11, 2002


PROSPECTUS

                                [GAMESTOP LOGO]


                               18,055,555 SHARES


                                 GAMESTOP CORP.
                              CLASS A COMMON STOCK
                              $         PER SHARE
                               ------------------

     We are selling 18,055,555 shares of our Class A common stock. We have granted the underwriters an option to purchase up to 2,708,333 additional shares of our Class A common stock to cover over-allotments.



     This is the initial public offering of our Class A common stock. We are currently a wholly-owned subsidiary of Barnes & Noble, Inc. Upon completion of this offering, Barnes & Noble will own 100% of our Class B common stock. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes. Following this offering, Barnes & Noble will own common stock representing 95.2% of the combined voting power of our common stock. We currently expect the initial public offering price to be between $17.00 and $19.00 per share. We have applied to have the Class A common stock listed on the New York Stock Exchange under the symbol "GME."

                               ------------------
     INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 8.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------


                                                              PER SHARE            TOTAL
                                                              ---------         ------------
Public Offering Price                                          $                $
Underwriting Discount                                          $                $
Proceeds to GameStop (before expenses)                         $                $



     The underwriters expect to deliver the shares to purchasers on or about
            , 2002.

                               ------------------

                              Book-Running Manager

                              SALOMON SMITH BARNEY
                               ------------------

UBS WARBURG


                        SUNTRUST ROBINSON HUMPHREY


                                             WILLIAM BLAIR & COMPANY



            , 2002

     The inside front cover: Pictures of store fronts and the distribution center.

     The inside back cover: Map of store locations in the United States.

     This prospectus contains product names, trade names, trademarks and service marks of our company and of other organizations, all of which are the property of their respective owners.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
The Company.................................................    1
Summary Consolidated Financial Data.........................    5
Risk Factors................................................    8
Forward-Looking Statements..................................   15
Company History.............................................   16
Use of Proceeds.............................................   16
Dividend Policy.............................................   16
Capitalization..............................................   17
Dilution....................................................   18
Selected Consolidated Financial Data........................   19
Pro Forma Condensed Consolidated Financial Information......   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   30
Management..................................................   40
Principal Stockholder.......................................   48
Certain Transactions........................................   49
Description of Capital Stock................................   53
Shares Eligible for Future Sale.............................   56
United States Tax Consequences to Non-United States
  Holders...................................................   57
Underwriting................................................   60
Legal Matters...............................................   62
Experts.....................................................   62
Where You Can Find More Information.........................   62
Index to Consolidated Financial Statements..................  F-1


     For investors outside the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.


     Until and including                , 2002 (25 days after the date of this
prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    SUMMARY


     The following summarizes information in other sections of our prospectus, including our financial statements, the notes to those financial statements and the other financial information appearing elsewhere in this prospectus. You should read the entire prospectus carefully. Our business will be conducted through our direct and indirect wholly-owned subsidiaries, GameStop, Inc., GameStop.com, Inc., Babbage's Etc. LLC and Sunrise Publications, Inc. All references in this prospectus to "Barnes & Noble" mean Barnes & Noble, Inc. and its direct and indirect wholly-owned subsidiaries, unless otherwise indicated. Unless otherwise indicated, all store counts are as of January 5, 2002. Our fiscal year is composed of 52 or 53 weeks, ending on the Saturday closest to January 31. As used in this prospectus, "fiscal 2000" means the 53 weeks ending February 3, 2001 and "fiscal 2001" means the 52 weeks ending February 2, 2002. Except as otherwise indicated, information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares of Class A common stock to cover over-allotments.


                                  THE COMPANY


     We are the largest video game and PC entertainment software specialty retailer in the United States, based on the number of stores we operate and our total revenues. We carry one of the largest assortments of new and used video game hardware, video game software and accessories, PC entertainment software, and related products, including action figures, trading cards and strategy guides. We operate 1,038 stores in the United States, Puerto Rico and Guam. We currently operate our stores under the GameStop, Babbage's, Software Etc. and FuncoLand names and are in the process of rebranding most of our stores under the GameStop name. We carry a constantly changing selection of more than 2,800 stock keeping units (SKUs) of electronic game merchandise in most stores. In addition, we operate a web site at gamestop.com and publish Game Informer, one of the industry's largest circulation multi-platform video game magazines, with over 415,000 subscribers.



     Of our 1,038 stores, 543 stores are located in shopping malls and other locations and 495 stores are located in strip centers. Our mall stores carry primarily new video game hardware, video game software and accessories, which we refer to as video game products, and PC entertainment software, as well as a limited selection of used video game products. Our strip center stores carry a balanced mix of new and used video game products and, in selected stores, PC entertainment software. Our used video game products provide a unique value proposition to our customers, and our purchasing of video game products provides our customers with an opportunity to trade in their used video game products for store credits and apply those credits towards other merchandise, which, in turn, drives more sales.



     Interactive Digital Software Association estimates that 60% of all Americans, or approximately 145 million people, play video games on a regular basis. The electronic game industry, which includes new video game products and PC entertainment software, was approximately an $8.2 billion market in the U.S. in 2000, according to NPD Group, Inc., a market research firm. According to NPD, the industry grew at a compound annual rate of 13.0% from 1996 to 2000 and, according to International Data Corporation, an industry forecaster, the industry is expected to grow by a compound annual rate of 37.2% over the next three years. Future growth is expected to be fueled by continued sales of Sony PlayStation 2 introduced in October 2000, Nintendo Game Boy Advance introduced in June 2001 and Microsoft Xbox and Nintendo GameCube introduced in November 2001.



RECENT DEVELOPMENTS



     On January 10, 2002, we announced our holiday sales performance. Total sales for the nine-week holiday period ended January 5, 2002 were $427 million, representing a 67% increase from the prior year holiday period and a comparable store sales increase of 60%.



     We expect to report sales of approximately $513 million for the three-month period ended February 2, 2002, as compared to $327 million for the prior year period, and operating earnings (before goodwill amortization) of approximately $37 million, as compared to $17 million for the prior year period. For the full fiscal year ended February 2, 2002, we expect to report sales of approximately $1,120 million, as compared to $757 million in the prior fiscal year, and operating earnings (before goodwill amortization) of approximately $44 million, as compared to $15 million for the prior year period.

     These results are preliminary and have not been audited. When the actual results of operations are finalized, it is possible that results will vary from these amounts. We do not believe, however, that any variations will be material.


OUR BUSINESS STRATEGY

     We seek to enhance our position as the nation's largest specialty retailer of new and used video game products and new PC entertainment software by focusing on the following strategies:

     - Targeting a broad audience of game players. We have created a store environment targeting a broad audience including the electronic game enthusiast, the casual gamer and the seasonal gift giver.

     - Enhancing our image as a destination location. Our stores serve as destination locations for electronic game players due to our broad selection of products, knowledgeable sales associates, game-oriented environment and unique pricing proposition.

     - Providing a first-to-market distribution network. We employ a variety of rapid-response distribution methods in our efforts to be the first to market for new video game products and PC entertainment software as a significant portion of a new title's sales will be generated in the first few days and weeks following its release.

     - Offering the largest selection of used video game products. We are the nation's leading provider and believe that we carry the broadest selection of used video game products for both current and previous generation platforms. The opportunity to trade in and purchase used video game products offers our customers a unique value proposition unavailable at mass merchants, toy stores and consumer electronic retailers.

     - Rebranding our stores with the GameStop name. We have initiated a rebranding strategy under which all new stores opened since December 2000 operate under the GameStop name and existing stores in targeted markets are being rebranded under the GameStop name, with the goal of rebranding most of our stores.

     - Investing in our information systems and distribution capabilities. We employ sophisticated and fully-integrated inventory management, store-level point of sale and financial systems and a centralized state-of-the-art distribution facility.

OUR GROWTH STRATEGY

     We intend to continue to execute our proven growth strategies, including:


     - New Store Expansion. We intend to continue to open new strip center stores in our target markets and new mall stores in selected mall locations. We opened approximately 75 stores during fiscal 2001 and expect to open approximately 150 to 200 new stores in fiscal 2002.


     - Increase Comparable Store Sales. We plan to increase our comparable store sales by: capitalizing on industry growth; increasing sales of used video game products; and increasing GameStop brand awareness.

ORGANIZATION


     We were incorporated under the laws of the State of Delaware in August 2001 as a holding company for our operating subsidiaries. We are a wholly-owned subsidiary of Barnes & Noble. After this offering, Barnes & Noble will own about 66.6% of the outstanding shares of our common stock, or about 63.4% if the underwriters exercise their over-allotment option in full. Barnes & Noble will own all of the outstanding shares of our Class B common stock, which will represent 95.2% of the combined voting power of all classes of our voting stock, or 94.5% of the combined voting power of all classes of our voting stock if the underwriters exercise their over-allotment option in full.


     Our principal executive offices are located at 2250 William D. Tate Avenue, Grapevine, Texas 76051. Our phone number is (817) 424-2000. We also have a web site located at www.gamestop.com. The information that appears on our web site is not part of this prospectus.

                                  THE OFFERING


Class A common stock offered by us...........  18,055,555 shares
Common stock to be outstanding immediately
  after this offering
  Class A....................................  18,055,555 shares
  Class B....................................  36,009,000 shares
          Total..............................  54,064,555 shares
Common stock to be held by Barnes & Noble
  immediately after this offering
  Class A....................................  0  shares
  Class B....................................  36,009,000 shares (100% of outstanding)
          Total..............................  36,009,000 shares
Voting and conversion rights.................  Our Class A common stock and our Class B common stock generally have identical rights,
                                               except for voting and conversion rights. The
                                               holders of Class A common stock are entitled
                                               to one vote per share and the holders of
                                               Class B common stock are entitled to ten
                                               votes per share. Holders of Class A common
                                               stock have no conversion rights. At any time
                                               prior to a tax-free distribution, holders of
                                               Class B common stock may convert some or all
                                               of their shares into the same number of
                                               shares of Class A common stock. In addition,
                                               prior to, and except in connection with, a
                                               tax-free distribution, shares of Class B
                                               common stock will automatically convert into
                                               the same number of shares of Class A common
                                               stock if transferred to anyone other than
                                               Barnes & Noble or its affiliates.
Use of proceeds..............................  We intend to use the net proceeds of the offering to retire a $250.0 million note
                                               payable to Barnes & Noble and for working
                                               capital and general corporate purposes.
Proposed New York Stock Exchange symbol......  "GME"



     The number of shares of our Class A common stock to be outstanding immediately after this offering assumes that the underwriters do not exercise their option to purchase additional shares of Class A common stock to cover over-allotments and does not take into account 8,813,250 shares of our Class A common stock that will be issuable upon exercise of stock options that have been granted prior to this offering at a weighted average exercise price of $4.03, 4,500,000 shares of Class A common stock that will be granted in connection with this offering at an exercise price equal to the offering price and 1,686,750 additional shares of our Class A common stock that will be reserved for issuance under our 2001 Incentive Plan.


                                  RISK FACTORS

     You should consider the material risks involved in connection with an investment in our Class A common stock and the impact to investors from various events that could adversely affect us and our business. See "Risk Factors."

                     RELATIONSHIP WITH BARNES & NOBLE, INC.


     We are currently a wholly-owned subsidiary of Barnes & Noble. After completion of this offering, Barnes & Noble will own approximately 66.6% of the outstanding shares of our common stock, or about 63.4% if the underwriters exercise their over-allotment option in full. Barnes & Noble will own 100% of our outstanding Class B common stock, which will represent 95.2% of the combined voting power of all classes of our voting stock, or 94.5% of the combined voting power of all classes of our voting stock if the underwriters exercise their over-allotment option in full. Until Barnes & Noble holds less than a majority of the voting power of our common stock, Barnes & Noble will be able to control the vote on all matters submitted to our stockholders, including the election of directors and the approval of extraordinary corporate transactions, such as mergers and acquisitions.



     Barnes & Noble has not reached any decision regarding whether or for how long it will retain its stock ownership in our company. Barnes & Noble has advised us that, at present, it has no plan or intention to dispose of its shares of our Class B common stock. Under current tax law, Barnes & Noble may not transfer its shares of Class B common stock in a tax-free spinoff to its stockholders under Section 355 of the federal tax code unless certain conditions are met, including holding a portion of our underlying assets for at least five years. This five-year holding period will not be satisfied until October 2004. Other than in connection with its agreement with the underwriters not to sell any shares of our common stock for a period of 180 days from the date of this prospectus, Barnes & Noble is not subject to any contractual obligation to maintain its share ownership.


     Prior to the consummation of this offering, we will enter into agreements with Barnes & Noble that will, among other things, provide for the separation of our business operations from Barnes & Noble and other provisions applicable to divestiture; a tax disaffiliation arrangement between us and Barnes & Noble; an insurance agreement for Barnes & Noble to continue to supply us with insurance; and a license for us to continue to operate video game departments within certain bookstores operated by Barnes & Noble. For a more complete description of these agreements, see "Certain Transactions."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth our summary consolidated financial and operating data for the periods and at the dates indicated. Our fiscal year is composed of 52 or 53 weeks ending on the Saturday closest to January 31. The fiscal years ended January 30, 1999 and January 29, 2000 consisted of 52 weeks and the fiscal year ended February 3, 2001 consisted of 53 weeks.


     Our wholly-owned subsidiary, Babbage's Etc. LLC, began operations in November 1996. In October 1999, Babbage's Etc. was acquired by, and became a wholly-owned subsidiary of, Barnes & Noble. Because our financial statements subsequent to the acquisition by Barnes & Noble are not directly comparable to those prior to the acquisition, our financial statements make a distinction between the "predecessor company" and the "successor company." The statement of operations data presented below for the fiscal year ended January 29, 2000 consists of the results of operations of the predecessor company for the 39 weeks ended October 30, 1999 and the results of operations of the successor company for the 13 weeks ended January 29, 2000. In June 2000, Barnes & Noble acquired Funco, Inc. and thereafter, Babbage's Etc. became a wholly-owned subsidiary of Funco, Inc. The acquisition of Funco, Inc. has been accounted for under the purchase method of accounting. In December 2000, Funco, Inc. changed its name to GameStop, Inc.



     The pro forma and as adjusted data for the fiscal year ended February 3, 2001, give effect to the following as if each had occurred as of January 30, 2000: (1) the acquisition of Funco, Inc.; (2) this offering; (3) the repayment of $250.0 million of intercompany debt owed to Barnes & Noble; and (4) Barnes & Noble's capital contribution of other indebtedness owed to it by us. The as adjusted data for the 39-week period ended November 3, 2001 and as of November 3, 2001 give effect to the following as if each had occurred on February 4, 2001 for statement of operations data and November 3, 2001 for balance sheet data:
(1) this offering; (2) the repayment of $250.0 million of intercompany debt owed to Barnes & Noble; and (3) Barnes & Noble's capital contribution of other indebtedness owed to it by us. No pro forma effect was given to any impact on operating results which may have occurred from the use of the excess of the net proceeds of this offering over the $250.0 million of intercompany debt to be repaid. The pro forma and as adjusted results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition and this offering taken place on the dates indicated.



     The summary financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Pro Forma Condensed Consolidated Financial Information" and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Due to the seasonal nature of our business, the results for the 39-week periods presented are not indicative of the results for the full fiscal year.

                          PREDECESSOR
                          -------------------------

                          FISCAL YEAR    39 WEEKS      13 WEEKS     FISCAL YEAR
                             ENDED         ENDED         ENDED         ENDED
                          JANUARY 30,   OCTOBER 30,   JANUARY 29,   JANUARY 29,
                             1999          1999          2000          2000
                          -----------   -----------   -----------   -----------

                           (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS
  DATA:
Sales...................   $465,166      $329,392      $223,748      $553,140
Cost of sales...........    350,475       246,865       174,808       421,673
                           --------      --------      --------      --------
Gross profit............    114,691        82,527        48,940       131,467
Selling, general and
  administrative
  expenses..............     84,644        68,112        29,895        98,007
Acquisition incentive
  bonuses...............         --        26,789            --        26,789
Depreciation and
  amortization..........      4,805         4,475         1,926         6,401
Amortization of
  goodwill..............         --            --         1,687         1,687
                           --------      --------      --------      --------
Operating earnings
  (loss)................     25,242       (16,849)       15,432        (1,417)
Interest expense
  (income), net.........      3,544           972         3,123         4,095
                           --------      --------      --------      --------
Earnings (loss) before
  income taxes..........     21,698       (17,821)       12,309        (5,512)
Income tax expense
  (benefit)(1)..........         --            --         5,018         5,018
Pro forma income tax
  expense
  (benefit)(2)..........      8,738        (7,142)           --        (7,142)
                           --------      --------      --------      --------
Net earnings
  (loss)(3).............   $ 12,960      $(10,679)     $  7,291      $ (3,388)
                           ========      ========      ========      ========
Net earnings (loss) per
  share -- basic(3).....                               $   0.20      $  (0.09)
                                                       ========      ========
Weighted average shares
 outstanding -- basic...                                 36,009        36,009
                                                       ========      ========
Net earnings (loss) per
  share -- diluted(3)...                               $   0.20      $  (0.09)
                                                       ========      ========
Weighted average shares
  outstanding -- diluted...                              36,009        36,009
                                                       ========      ========
OTHER FINANCIAL DATA:
Net earnings (loss)
  excluding the
  after-tax effect of
  goodwill
  amortization(4).......   $ 12,960      $(10,679)     $  8,369      $ (2,310)
Net earnings (loss) per
  share excluding the
  after-tax effect of
  goodwill
  amortization --
  diluted(4)............                               $   0.23      $  (0.06)
Weighted average shares
  outstanding -- diluted...                              36,009        36,009
                                                       ========      ========
STORE OPERATING DATA:
Stores open at the end
  of period.............        473                                       526
Comparable store sales
  increase
  (decrease)(5).........       22.4%                                     12.5%
Inventory turnover......        4.7                                       5.0


                             FISCAL YEAR ENDED
                              FEBRUARY 3, 2001                  39 WEEKS ENDED
                          ------------------------   ------------------------------------
                                                                      NOVEMBER 3, 2001
                                     PRO FORMA AND   OCTOBER 28,   ----------------------
                           ACTUAL     AS ADJUSTED       2000        ACTUAL    AS ADJUSTED
                          --------   -------------   -----------   --------   -----------
                                                                        (UNAUDITED)
                                (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS
  DATA:
Sales...................  $756,697     $828,038       $429,643     $606,927    $606,927
Cost of sales...........   570,995      616,705        318,634      450,630     450,630
                          --------     --------       --------     --------    --------
Gross profit............   185,702      211,333        111,009      156,297     156,297
Selling, general and
  administrative
  expenses..............   157,491      181,667        104,118      135,743     135,743
Acquisition incentive
  bonuses...............        --           --             --           --          --
Depreciation and
  amortization..........    12,974       15,069          8,651       14,023      14,023
Amortization of
  goodwill..............     9,223       10,992          6,475        8,343       8,343
                          --------     --------       --------     --------    --------
Operating earnings
  (loss)................     6,014        3,605         (8,235)      (1,812)     (1,812)
Interest expense
  (income), net.........    23,411          (36)        16,014       15,450          --
                          --------     --------       --------     --------    --------
Earnings (loss) before
  income taxes..........   (17,397)       3,641        (24,249)     (17,262)     (1,812)
Income tax expense
  (benefit)(1)..........    (5,675)       3,493         (8,963)      (5,582)        629
Pro forma income tax
  expense
  (benefit)(2)..........        --           --             --           --          --
                          --------     --------       --------     --------    --------
Net earnings
  (loss)(3).............  $(11,722)    $    148       $(15,286)    $(11,680)   $ (2,441)
                          ========     ========       ========     ========    ========
Net earnings (loss) per
  share -- basic(3).....  $  (0.33)    $     --       $  (0.42)    $  (0.32)   $  (0.05)
                          ========     ========       ========     ========    ========
Weighted average shares
 outstanding -- basic...    36,009       54,065         36,009       36,009      54,065
                          ========     ========       ========     ========    ========
Net earnings (loss) per
  share -- diluted(3)...  $  (0.33)    $     --       $  (0.42)    $  (0.32)   $  (0.05)
                          ========     ========       ========     ========    ========
Weighted average shares
  outstanding -- diluted    36,009       54,402         36,009       36,009      54,065
                          ========     ========       ========     ========    ========
OTHER FINANCIAL DATA:
Net earnings (loss)
  excluding the
  after-tax effect of
  goodwill
  amortization(4).......  $ (4,973)    $  8,666       $(10,639)      (5,371)      3,868
Net earnings (loss) per
  share excluding the
  after-tax effect of
  goodwill
  amortization --
  diluted(4)............  $  (0.14)    $   0.16       $  (0.30)    $  (0.15)   $   0.07
Weighted average shares
  outstanding -- diluted    36,009       54,402         36,009       36,009      57,210
                          ========     ========       ========     ========    ========
STORE OPERATING DATA:
Stores open at the end
  of period.............       978          978            966        1,011       1,011
Comparable store sales
  increase
  (decrease)(5).........      (6.7)%       (7.1)%         (4.1)%       15.6%       15.6%
Inventory turnover......       4.6          4.5            2.8          3.0         3.0



                                                                                                        -------------------------
                                                                                                         AS OF NOVEMBER 3, 2001
                                                                                                        -------------------------
                                                                                                         ACTUAL    AS ADJUSTED(6)
                                                                                                        --------   --------------
BALANCE SHEET DATA:
Working capital......................................................................................   $ 50,853      $103,278
Total assets.........................................................................................    601,393       653,818
Total debt...........................................................................................    440,743            --
Total liabilities....................................................................................    633,370       192,627
Stockholders' equity (deficit).......................................................................    (31,977)      461,191


---------------
(1) Prior to October 30, 1999, when Babbage's Etc. LLC was acquired by Barnes & Noble, Babbage's Etc. LLC was not subject to federal and most state income taxes, and its earnings were taxed directly to its members. Accordingly, for periods prior to October 30, 1999, our audited financial statements include only a provision for state income taxes for those states in which Babbage's Etc. LLC was taxed as a "C" corporation. For ease of comparison, these provisions for state income taxes for the periods prior to October 30, 1999 are included in the pro forma income tax expense (benefit), which is described in footnote (2) below. For periods after the acquisition, the financial statements reflect income tax expense (benefit) on a stand-alone basis.

(2) For periods prior to October 30, 1999, the pro forma income tax expense (benefit) reflects taxes as if we had been a "C" corporation in all jurisdictions and includes certain state income taxes in the amount of $582 and $100 for the year ended January 30, 1999 and the 39 weeks ended October 30, 1999, respectively.

(3) Net earnings (loss) for the periods prior to October 30, 1999 reflect pro forma taxes as described in footnote (2) above.


(4) Net earnings (loss) excluding the after-tax effect of goodwill amortization is presented here to provide additional information about our operations. These items should be considered in addition to, but not as a substitute for or superior to, operating earnings, net earnings, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles.



(5) Stores are included in our comparable store sales base beginning in the 13th month of operation. Comparable store sales for the fiscal year ended February 3, 2001 were computed using the first 52 weeks of the 53 week fiscal year.



(6)Based upon an assumed offering price of $18.00 per share, which is the midpoint of our expected public offering range.

                                  RISK FACTORS

     You should carefully consider the risks described below before investing in shares of our Class A common stock. If any of the following risks actually occur, our business, financial condition or results of future operations could be materially and adversely affected. In such case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below.

RISKS RELATED TO OUR BUSINESS


WE DEPEND UPON THE TIMELY DELIVERY OF PRODUCTS.



     We depend on major hardware manufacturers to deliver new and existing video game platforms on a timely basis and in anticipated quantities. In addition, we depend on software publishers to introduce new and updated software titles. Any material delay in the introduction or delivery of hardware platforms or software titles could result in reduced sales in one or more fiscal quarters.


WE DEPEND UPON THIRD PARTIES TO DEVELOP PRODUCTS AND SOFTWARE.

     Our business depends upon the continued development of new and enhanced video game platforms, PC hardware and video game and PC entertainment software. Our business could suffer due to the failure of manufacturers to develop new or enhanced video game platforms, a decline in the continued technological development and use of multimedia PCs, or the failure of software publishers to develop popular game and entertainment titles for current or future generation video game systems or PC hardware.

OUR ABILITY TO OBTAIN FAVORABLE TERMS FROM OUR SUPPLIERS MAY IMPACT OUR FINANCIAL RESULTS.


     Our financial results depend significantly upon the business terms we can obtain from our suppliers, including competitive prices, unsold product return policies, advertising and market development allowances, freight charges and payment terms. We purchase substantially all of our products directly from manufacturers, software publishers and approximately five distributors. Our largest vendors are Sony Computer Entertainment of America, Inc., Nintendo of America, Inc. and Electronic Arts, Inc., which accounted for 14%, 11%, and 11%, respectively, of our purchases in fiscal 2000. If our suppliers do not provide us with favorable business terms, we may not be able to offer products to our customers at competitive prices.


THE VIDEO GAME SYSTEM AND SOFTWARE PRODUCT INDUSTRIES ARE CYCLICAL, WHICH COULD CAUSE SIGNIFICANT FLUCTUATION IN OUR EARNINGS.

     The electronic game industry has been cyclical in nature in response to the introduction and maturation of new technology. Following the introduction of new video game platforms, sales of these platforms and related software and accessories generally increase due to initial demand, while sales of older platforms and related products generally decrease as customers migrate towards the new platforms. New video game platforms have historically been introduced approximately every five years. If video game platform manufacturers fail to develop new hardware platforms, our sales of video game products could decline.


AN ADVERSE TREND IN SALES DURING THE HOLIDAY SELLING SEASON COULD IMPACT OUR FINANCIAL RESULTS.


     Our business, like that of many specialty retailers, is seasonal, with the major portion of our sales and operating profit realized during the fourth fiscal quarter, which includes the holiday selling season. During fiscal 2000, we generated approximately 43% of our sales and substantially all of our operating earnings during the fourth quarter. In addition, we have historically experienced net losses in each of our first three fiscal quarters. Any adverse trend in sales during the holiday selling season could lower our results of operations for the fourth quarter and the entire year.


OUR RESULTS OF OPERATIONS MAY FLUCTUATE FROM QUARTER TO QUARTER, WHICH COULD RESULT IN A LOWER PRICE FOR OUR CLASS A COMMON STOCK.

     Our results of operations may fluctuate from quarter to quarter depending upon several factors, most of which are beyond our control. These factors include:

     - the timing of new product releases;

     - the timing of new store openings; and

     - shifts in the timing of certain promotions.

     These and other factors could affect our business, financial condition and results of operations, and this makes the prediction of our financial results on a quarterly basis difficult. Also, it is possible that our quarterly financial results may be below the expectations of public market analysts and investors.

OUR FAILURE TO EFFECTIVELY MANAGE NEW STORE OPENINGS COULD LOWER OUR SALES AND PROFITABILITY.


     Our growth strategy is largely dependent upon opening new stores and operating them profitably. We opened approximately 75 stores in fiscal 2001 and expect to open approximately 150 to 200 new stores in fiscal 2002. Our ability to open new stores and operate them profitably depends upon a number of factors, some of which may be beyond our control. These factors include:


     - the ability to identify new store locations, negotiate suitable leases and build out the stores in a timely and cost efficient manner;

     - the ability to hire and train skilled associates; and

     - the ability to integrate new stores into our existing operations.


     Our growth will also depend on our ability to process increased merchandise volume resulting from new store openings through our inventory management systems and distribution facility in a timely manner. If we fail to manage new store openings in a timely and cost efficient manner, our growth may decrease.


PRESSURE FROM OUR COMPETITORS MAY FORCE US TO REDUCE OUR PRICES OR INCREASE SPENDING, WHICH COULD DECREASE OUR PROFITABILITY.


     The electronic game industry is intensely competitive and subject to rapid changes in consumer preferences and frequent new product introductions. We compete with mass merchants and regional chains, including Wal-Mart Stores, Inc., Kmart Corporation and Target Corporation; other video game and PC software specialty stores located in malls and other locations, including Electronics Boutique Holdings Corp.; toy retail chains, including Toys 'R' Us, Inc. and KB Holdings, L.L.C.; mail-order businesses; catalogs; direct sales by software publishers; online retailers; and computer product and consumer electronics superstores, including Best Buy Co., Inc. and Circuit City Stores, Inc. Best Buy recently acquired Musicland, Inc., a music retail chain with over 1,300 stores primarily located in shopping malls. Our sales may decline to the extent Best Buy substantially increases the availability of video game products in these music stores. In addition, video games are available for rental from many video stores and may also be distributed through other methods which may emerge in the future. We also compete with sellers of used video game products. Some of our competitors in the electronic game industry have longer operating histories and may have greater financial resources than we do. Additionally, we compete with other forms of entertainment activities, including movies, television, theater, sporting events and family entertainment centers. If we lose customers to our competitors or if we reduce our prices or increase our spending to maintain our customers, we may be less profitable.

INTERNATIONAL EVENTS COULD DELAY OR PREVENT THE DELIVERY OF PRODUCTS TO OUR SUPPLIERS.



     Our suppliers rely on foreign sources, primarily in Asia, to manufacture a significant portion of the products we purchase from them. As a result, any event causing a disruption of imports, including the imposition of import restrictions or trade restrictions in the form of tariffs or quotas, could increase the cost and reduce the supply of products available to us, which could lower our sales and profitability.


IF WE ARE UNABLE TO RENEW OR ENTER INTO NEW LEASES ON FAVORABLE TERMS, OUR REVENUE GROWTH MAY DECLINE.

     All of our retail stores are located in leased premises. If the cost of leasing existing stores increases, we cannot assure you that we will be able to maintain our existing store locations as leases expire. In addition, we may not be able to enter into new leases on favorable terms or at all, or we may not be able to locate suitable alternative sites or additional sites for new store expansion in a timely manner. Our revenues and earnings may decline if we fail to maintain existing store locations, enter into new leases, locate alternative sites or find additional sites for new store expansion.

THE ABILITY TO DOWNLOAD VIDEO GAMES AND PLAY VIDEO GAMES ON THE INTERNET COULD LOWER OUR SALES.


     While it is currently not possible to download video game software onto existing video game platforms over the Internet, at some point in the future this technology may become available. A limited selection of PC entertainment software may currently be purchased for download over the Internet, and as technology advances, a broader selection of PC entertainment software may become available for purchase and download. If advances in technology continue to expand our customers' ability to access software through these and other sources, our customers may no longer choose to purchase video games or PC entertainment software in our stores. As a result, our sales and earnings could decline.



THE TERMS OF OUR CREDIT FACILITY COULD RESTRICT OUR OPERATIONAL FLEXIBILITY.



     We will be subject to operational and financial covenants and other restrictions under our proposed credit facility. The covenants will place restrictions on our ability to, among other things, incur more debt or create liens on our assets, merge or consolidate with others, make acquisitions and investments, dispose of assets, pay dividends, and enter into transactions with affiliates. These covenants could limit our operational flexibility and restrict our ability to borrow additional funds, if necessary, to finance operations. In addition, our credit facility includes a number of covenants relating to financial ratios.



     Failure to comply with these operational and financial covenants could result in an event of default under the terms of the credit facility which, if not cured or waived, could result in the borrowed amounts becoming due and payable. In addition, our obligations under the credit facility will be secured by all inventory owned by us and our subsidiaries. An event of default under the credit facility would permit the lenders to proceed directly against that inventory.


WE DEPEND UPON OUR KEY PERSONNEL AND THEY WOULD BE DIFFICULT TO REPLACE.


     Our success depends upon our ability to attract, motivate and retain key management for our stores and skilled merchandising, marketing and administrative personnel at our headquarters. We depend upon the continued services of our executive officers, R. Richard Fontaine, our Chairman of the Board and Chief Executive Officer, Daniel A. DeMatteo, our President and Chief Operating Officer, David W. Carlson, our Executive Vice President and Chief Financial Officer, and John W. Woodson, President of Strip Center Stores. We do not have employment contracts with any of our key personnel. The loss of services of any of our key personnel could have a negative impact on our business.

RISKS RELATED TO OUR RELATIONSHIP WITH BARNES & NOBLE

BARNES & NOBLE'S CONTROL OF OUR COMPANY COULD INCREASE THE DIFFICULTY OF OUR ACQUISITION BY ANOTHER COMPANY, EVEN IF SUCH ACQUISITION WOULD BE BENEFICIAL.


     After this offering, Barnes & Noble will own 100% of our outstanding Class B common stock, which will represent 95.2% of the combined voting power of all classes of our voting stock, or 94.5% of the combined voting power of all classes of our voting stock if the underwriters exercise their over-allotment option in full. In addition, some of the members of our board of directors (currently a majority) also serve as directors of Barnes & Noble. As a result, Barnes & Noble will have control over us, the election of our board of directors and our management and policies. Barnes & Noble will also have control over all matters requiring stockholder approval, including the amendment of certain provisions of our certificate of incorporation and by-laws and the approval of fundamental corporate transactions, including mergers. In light of this control, other companies could be discouraged from initiating a potential merger, takeover or any other transaction resulting in a change of control. Such a transaction potentially could be beneficial to our business or to our stockholders. This may in turn reduce the price that investors are willing to pay in the future for shares of our Class A common stock.



ANY CONFLICT OF INTEREST BETWEEN US AND BARNES & NOBLE COULD HURT OUR BUSINESS OR PROSPECTS.


     There is a possibility that conflicts of interest will arise between Barnes & Noble and us in various areas pertaining to our past and ongoing relationships. Potential factors that may create a conflict of interest between Barnes & Noble and us are:


     - some of the members of our board of directors (currently a majority) also sit on Barnes & Noble's board of directors, which could result in Barnes & Noble's interests being prioritized over our interests; and



     - our directors currently have, or may have in the future, an equity interest in Barnes & Noble, which could affect their decisions in resolving potential conflicts between us and Barnes & Noble.



     In addition, Leonard Riggio, one of our directors, is the Chairman of the Board, Chief Executive Officer and a principal stockholder of Barnes & Noble. As of December 31, 2001, Mr. Riggio beneficially owned approximately 21.7% of the outstanding common stock of Barnes & Noble. Mr. Riggio also currently has options to acquire approximately 7.7% of our outstanding common stock. As a result, Mr. Riggio may have substantial control over the management and affairs of our company.



     Barnes & Noble is under no obligation to resolve any potential conflicts between it and us in a manner that is favorable to us, and we cannot guarantee that the resolution of such conflicts would not adversely impact our business or prospects.



IF BARNES & NOBLE DISTRIBUTES OUR SHARES OF CLASS B COMMON STOCK IN A TAX-FREE DISTRIBUTION, THE CLASS A COMMON STOCK MAY TRADE AT A LOWER PRICE THAN THE CLASS B COMMON STOCK.



     If Barnes & Noble distributes our Class B common stock to its stockholders in a tax-free distribution, we will have two separate classes of publicly traded common stock. Following a tax-free distribution of the Class B common stock, the Class B common stockholders will continue to exercise voting control over us. This could result in less liquidity for either class of our common stock than if there were only one class of common stock and could result in the market price of our Class A common stock being lower than the market price of our Class B common stock.


THE LIMITED VOTING RIGHTS OF OUR CLASS A COMMON STOCK COULD IMPACT ITS ATTRACTIVENESS TO INVESTORS AND ITS LIQUIDITY AND AS A RESULT, ITS MARKET VALUE.

     The holders of our Class A and Class B common stock generally have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders. We will be selling our Class A common stock in this offering. The difference in the voting rights of the Class A and Class B common stock could diminish the value of the Class A common stock to the extent that investors or any potential future purchasers of our Class A common stock ascribe value to the superior voting rights of the Class B common stock.

OUR ABILITY TO ISSUE COMMON STOCK MAY BE HAMPERED BECAUSE OF OUR RELATIONSHIP WITH BARNES & NOBLE, WHICH MAY INTERFERE WITH OUR ABILITY TO GROW OUR BUSINESS.


     Barnes & Noble may wish to maintain until October 2004 or thereafter its current ownership of our Class B common stock in order to qualify for a tax-free distribution of such stock to its stockholders. After this offering, Barnes & Noble will own 100% of the outstanding Class B common stock, which will represent 95.2% of the combined voting power of all classes of our voting stock, or 94.5% of the combined voting power of all classes of our voting stock if the underwriters exercise their over-allotment option in full. It may be difficult for us to issue common stock in the future because of Barnes & Noble's control of us. In addition, we have entered into a separation agreement with Barnes & Noble that restricts our ability to issue equity securities or securities convertible into equity securities if the effect of the issuance would be to preclude a tax-free distribution by Barnes & Noble to its stockholders or our consolidation with Barnes & Noble for its financial reporting purposes. If we are unable to issue common stock, we may be unable to raise additional capital, which we may need to fund our business.


CERTAIN AFFILIATE AGREEMENTS WE HAVE WITH BARNES & NOBLE COULD PREVENT US FROM OR INCREASE OUR COST IN TAKING CERTAIN ACTIONS.


     We have entered into various agreements with Barnes & Noble, including a separation agreement, an insurance agreement, an operating agreement, a tax disaffiliation agreement and a registration rights agreement. Because of our current status as a wholly-owned subsidiary of Barnes & Noble, these agreements, or some of our future intercompany agreements with Barnes & Noble, may not be the result of arms' length negotiations. For example, these agreements may contain terms and conditions that are less favorable to us than we could have obtained from independent third parties, and may prevent change of control attempts that are beneficial to our stockholders and restrict our ability to take certain business actions, such as selling our assets or business or issuing additional shares of our common stock.


A CHANGE OF CONTROL MAY RESULT IF BARNES & NOBLE DEFAULTS ON ITS CREDIT
FACILITY.


     Barnes & Noble has pledged to its lenders its ownership interest in the entity that owns our shares of common stock as collateral for its credit facility. If Barnes & Noble defaults on its credit facility, our common stock owned by Barnes & Noble could be transferred to its lenders or sold to third parties. There can be no assurance that any new owner will have the qualifications or ability to successfully operate our business.


RISKS RELATED TO THE OFFERING

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE PER SHARE OF CLASS A COMMON STOCK.


     The initial public offering price is substantially higher than the book value per share of our Class A common stock. You will experience an immediate and substantial dilution in the net tangible book value of each share of Class A common stock of $15.22 per share based upon an assumed initial public offering price of $18.00 per share, which is the midpoint of our expected public offering range. Following this offering, the Class A common stockholders will have contributed 65.0% of the book value of our capital stock but will own only 33.4% of our capital stock.

THE SUBSTANTIAL NUMBER OF SHARES THAT WILL BE ELIGIBLE FOR SALE IN THE NEAR FUTURE COULD CAUSE THE MARKET PRICE FOR OUR CLASS A COMMON STOCK TO DECLINE.


     Upon completion of this offering, we will have 18,055,555 shares of Class A common stock outstanding. All these shares will be freely tradable without restriction or further registration under the Securities Act, unless these shares are held by "affiliates" as that term is defined in Rule 144 promulgated under the Securities Act. Barnes & Noble will hold 36,009,000 shares of our Class B common stock following this offering, which represents 66.6% of our outstanding stock, or 63.4% if the underwriters exercise their overallotment option in full.



     Our officers, directors and other members of senior management and the Barnes & Noble subsidiary that is the record holder of our Class B common stock have agreed with Salomon Smith Barney that they will not sell any of their shares for at least 180 days following the offering. After the lock-up period expires, 5,781,627 shares of our Class A common stock that are issuable upon exercise of stock options that were granted to our directors, officers and these members of senior management under our 2001 Incentive Plan will be available for sale. Salomon Smith Barney may release all or any portion of these shares from this lock-up agreement at any time. Barnes & Noble and our directors and executive officers will be able to sell their shares in accordance with the provisions of Rule 144 under the Securities Act. Barnes & Noble will also be able to sell its shares pursuant to the registration rights that we have granted Barnes & Noble. In addition, there are 155,448 shares of our Class A common stock issuable upon exercise of currently exercisable stock options that were granted under our 2001 Incentive Plan that may be sold following this offering. We cannot predict whether substantial amounts of our Class A common stock will be sold in the open market in anticipation of, or following, any divestiture by Barnes & Noble or our directors or executive officers of their shares of our common stock. An additional 7,376,175 shares of our Class A common stock will be issuable upon exercise of stock options which vest and become exercisable over the next three years, and options for an additional 1,686,750 shares of Class A common stock are available for issuance under our 2001 Incentive Plan. Sales of substantial amounts of shares of our Class A common stock in the public market following this offering, or the perception that those sales will occur, could cause the market price of our Class A common stock to decline. Those sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Our inability to issue equity securities may prevent us from raising additional capital, which we may need to fund our business.



THERE HAS BEEN NO PREVIOUS MARKET FOR OUR COMMON STOCK.


     Prior to this offering, there has been no public market for our Class A common stock, and there can be no assurance that an active trading market for our Class A common stock will develop or continue upon completion of the offering. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the price at which our Class A common stock will trade after the offering.


OUR MANAGEMENT WILL HAVE BROAD DISCRETION REGARDING THE USE OF NET PROCEEDS FROM THIS OFFERING.



     We estimate that we will receive net proceeds from this offering of about $302.4 million, $250.0 million of which will be used to repay indebtedness owed to Barnes & Noble. We intend to use the remaining $52.4 million for general corporate purposes, including working capital. Our management will have broad discretion regarding how we use the remaining net proceeds of this offering and you will not have the opportunity to evaluate the economic, financial and other relevant information used by management in determining how to apply such proceeds.


OUR CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN ANTI-TAKEOVER PROTECTIONS, WHICH MAY DISCOURAGE OR PREVENT A TAKEOVER OF OUR COMPANY, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Certain provisions of our certificate of incorporation and bylaws, as well as provisions of the Delaware General Corporation Law, could delay or make it more difficult to remove incumbent directors or for a third party to acquire us, even if a takeover would benefit our stockholders. The provisions in our certificate of incorporation and bylaws:

     - authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares, making a takeover more difficult and expensive;

     - establish a staggered board of directors, so that it would take three successive annual meetings to replace all of the directors;

     - do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

     - prohibit removing a director other than for cause.

OUR ISSUANCE OF SHARES OF PREFERRED STOCK COULD DELAY OR PREVENT A CHANGE OF CONTROL OF OUR COMPANY.


     Our board of directors has the authority to cause our company to issue, without any further vote or action by the stockholders, up to 5,000,000 shares of preferred stock, par value $.001 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Class A common stock, including the loss of voting control. We have no present plans to issue any shares of preferred stock.

                           FORWARD-LOOKING STATEMENTS


     This prospectus, including the "Recent Developments" section, contains forward-looking statements. The forward-looking statements involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to:


     - our reliance on suppliers and vendors for new product releases;

     - economic conditions affecting the electronic game industry;

     - the competitive environment in the electronic game industry;

     - our ability to open and operate new stores;

     - our ability to attract and retain qualified personnel; and

     - other factors described in this prospectus, including those set forth under the caption "Risk Factors."

     In some cases, forward-looking statements can be identified by the use of terms such as "anticipates," "believes," "continues," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "will," "should," "seeks," "pro forma" or similar expressions. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks described under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements.

     Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur, causing actual results to differ materially from those anticipated or implied by our forward-looking statements.

                                COMPANY HISTORY

     We began operations in November 1996, when Leonard Riggio, one of our directors, formed Babbage's Etc. LLC, which acquired most of the assets of NeoStar Retail Group, Inc. at an auction held in the U.S. Bankruptcy Court. These assets included 467 out of 660 of NeoStar's stores, together with NeoStar's inventory and the lease for its corporate headquarters and distribution center. NeoStar, which filed for bankruptcy in September 1996, was formed in 1994 by the merger of Software Etc. Stores, Inc. (which was founded in 1987 by Leonard Riggio, who was its Chairman of the Board and Treasurer from its inception through the date of the merger) and Babbage's, Inc. Following the merger with Babbage's, Inc., Mr. Riggio became a director of NeoStar.


     In October 1999, Mr. Riggio sold Babbage's Etc. LLC to Barnes & Noble. Mr. Riggio has been the Chairman of the Board, Chief Executive Officer and a principal stockholder of Barnes & Noble since its inception in 1986. In June 2000, Barnes & Noble acquired Funco, Inc., a publicly traded company. In July 2000, Barnes & Noble transferred its interest in Babbage's Etc. to Funco, Inc. and Babbage's Etc. became a wholly-owned subsidiary of Funco, Inc. In December 2000, we changed the name of Funco, Inc. to GameStop, Inc. Immediately prior to the completion of this offering, Barnes & Noble will transfer all of its interest in GameStop, Inc. to us. After completion of this offering, Barnes & Noble will own about 66.6% of the outstanding shares of our Class A and Class B common stock, or about 63.4% if the underwriters exercise their over-allotment option in full. Barnes & Noble will own 100% of our outstanding Class B common stock, which will represent 95.2% of the combined voting power of all classes of our voting stock, or 94.5% of the combined voting power of all classes of our voting stock if the underwriters exercise their over-allotment option in full.


                                USE OF PROCEEDS


     We estimate that we will receive net proceeds from this offering of about $302.4 million, or about $348.0 million if the underwriters exercise their over-allotment option in full. This is based on an assumed initial public offering price of $18.00 per share, which is the midpoint of our expected public offering range, and after deducting underwriting discounts and commissions and estimated offering expenses.



     We intend to use $250.0 million of the net proceeds of this offering to repay a portion of our indebtedness to Barnes & Noble. Barnes & Noble incurred an aggregate of approximately $361.5 million of indebtedness in connection with its acquisitions of Babbage's Etc. in October 1999 and Funco in June 2000. Since the acquisitions, Barnes & Noble has continued to fund our business operations and these amounts have been treated as an intercompany loan owed to Barnes & Noble by us. Immediately prior to the closing of this offering, Barnes & Noble will contribute the difference between the aggregate amount of the intercompany loan balance and $250.0 million as additional paid-in capital. We expect the amount of the capital contribution to be approximately $150.0 million as of the closing of this offering.


     We intend to use the balance of the net proceeds, including amounts we may receive from the exercise of the underwriters' over-allotment option, for working capital and general corporate purposes. Our management will have broad discretion over the use of this balance. Pending these uses, we may invest this balance temporarily in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States government.

                                DIVIDEND POLICY


     We do not expect to pay dividends on any of our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for working capital and other general corporate purposes. Our payment of dividends is and will continue to be restricted by or subject to, among other limitations, the terms of our credit facility, applicable provisions of federal and state laws, our earnings and various business considerations including our financial condition, results of operations, cash flow, the level of our capital expenditures, our future business prospects, our status as a holding company and such other matters that our board of directors deems relevant. In addition, we may be restricted in our ability to declare and pay dividends by the terms of any credit facility or other financial instrument that we elect to enter into from time to time.

                                 CAPITALIZATION


     The following table sets forth our cash and capitalization as of November 3, 2001: (1) on an actual basis; (2) on a pro forma basis to reflect the capital contribution by Barnes & Noble of an amount equal to the difference between the aggregate amount of the intercompany loan balance owed to Barnes & Noble by us and $250.0 million prior to the offering, which we expect to be approximately $150.0 million as of the closing of this offering; and (3) on a pro forma as adjusted basis to further reflect our receipt of the net proceeds from the sale of 18,055,555 shares of our Class A common stock in this offering at an assumed offering price of $18.00 per share, which is the midpoint of our expected public offering range, and after deducting underwriting discounts and commissions and estimated offering expenses, and the use of a portion of the net proceeds to retire our $250.0 million note payable to Barnes & Noble. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" and our consolidated financial statements and the related notes included elsewhere in this prospectus.



                                                                       AS OF NOVEMBER 3, 2001
                                                            ---------------------------------------------
                                                                                             PRO FORMA
                                                              ACTUAL        PRO FORMA       AS ADJUSTED
                                                            -----------    ------------    --------------
                                                            (IN THOUSANDS, EXCEPT FOR SHARE INFORMATION)
Cash......................................................   $  7,982        $  7,982         $ 60,407
                                                             ========        ========         ========
Long-term debt owed to Barnes & Noble.....................   $440,743        $250,000(1)            --
                                                             --------        --------
Total debt................................................    440,743         250,000(1)            --
                                                             --------        --------
Stockholders' equity:
Class A common stock, par value $.001 per share,
  300,000,000 shares authorized, 0 shares issued and
  outstanding; 18,055,555 shares issued and outstanding as
  adjusted................................................         --              --               18
Class B common stock, par value $.001 per share,
  100,000,000 shares authorized, 36,009,000 shares issued
  and outstanding; 36,009,000 shares issued and
  outstanding as adjusted.................................         36              36               36
Additional paid-in capital................................    (15,902)        174,841          477,248
Retained earnings.........................................    (16,111)        (16,111)         (16,111)
                                                             --------        --------         --------
Total stockholders' equity (deficit)......................    (31,977)        158,766          461,191
                                                             --------        --------         --------
Total capitalization......................................   $408,766        $408,766         $461,191
                                                             ========        ========         ========


---------------


(1)Based on intercompany borrowings outstanding as of November 3, 2001, the capital contribution would have been $190.7 million. We expect the amount of the capital contribution to be approximately $150.0 million as of the closing of this offering.


     The number of shares of our Class A common stock to be outstanding after this offering does not include:


     - 2,708,333 shares issuable upon exercise of the underwriters' over-allotment option;



     - 8,813,250 shares issuable upon exercise of stock options that are currently issued and outstanding at a weighted average exercise price of $4.03 per share;



     - 4,500,000 shares issuable upon exercise of stock options that will be granted in connection with this offering at an exercise price equal to the public offering price; and



     - 1,686,750 shares available for future issuance under our 2001 Incentive Plan.

                                    DILUTION


     Our net negative tangible book value as of November 3, 2001 was approximately $(343.1) million or $(9.53) per share. Net tangible book value per share is equal to our total tangible assets minus our total liabilities divided by the aggregate number of shares of common stock outstanding prior to this offering. Assuming the capital contribution by Barnes & Noble discussed previously and that we had sold the shares of Class A common stock offered hereby at an assumed initial public offering price of $18.00 per share, which is the midpoint of our expected public offering range, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at November 3, 2001 would have been approximately $150.1 million, or $2.78 per share. This represents an immediate increase in net tangible book value of $12.31 per share to Barnes & Noble and an immediate dilution of $15.22 per share to new investors in this offering. Dilution is determined by subtracting net tangible book value per share after the offering from the amount of cash paid by a new investor for a share of Class A common stock. The following table illustrates the substantial and immediate per share dilution to new investors:



Initial public offering price per share.....................            $18.00
  Net negative tangible book value per share as of November
     3, 2001................................................  $(9.53)
  Increase per share attributable to new investors and the
     capital contribution by Barnes & Noble.................  $12.31
                                                              ------
Net tangible book value per share after this offering.......            $ 2.78
                                                                        ------
Dilution per share to new investors.........................            $15.22
                                                                        ======



     The following table sets forth as of November 3, 2001 the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by Barnes & Noble and by new investors purchasing shares of our Class A common stock in this offering. The calculations with respect to the Barnes & Noble consideration reflect Barnes & Noble's net investment minus retained earnings as of November 3, 2001. The calculations with respect to shares purchased by new investors in this offering reflect an assumed offering price of $18.00 per share:



                                                                        TOTAL CONSIDERATION
                                          SHARES PURCHASED     --------------------------------------
                                        --------------------                            AVERAGE PRICE
                                          NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                        ----------   -------   ------------   -------   -------------
Existing stockholders.................  36,009,000     66.6%   $174,877,000     35.0%      $ 4.86
New investors.........................  18,055,555     33.4%   $325,000,000     65.0%      $18.00
                                        ----------    -----    ------------    -----       ------
          Total.......................  54,064,555    100.0%   $499,877,000    100.0%      $ 9.25
                                        ==========    =====    ============    =====       ======



     If the underwriters exercise their over-allotment option in full, the net tangible book value per share of common stock as of November 3, 2001 would have been $3.45 per share, which would result in dilution to the new investors of $14.55 per share, and the number of shares of Class A common stock held by the new investors would increase to 20,763,888, or 36.6% of the total number of shares to be outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth our selected consolidated financial and operating data for the periods and at the dates indicated. Our fiscal year is composed of 52 or 53 weeks ending on the Saturday closest to January 31. The fiscal years ended January 31, 1998, January 30, 1999 and January 29, 2000 consisted of 52 weeks and the fiscal year ended February 3, 2001 consisted of 53 weeks. The "Statement of Operations Data" for the 39 weeks ended October 30, 1999, for the 13 weeks ended January 29, 2000 and for the fiscal years 1998 and 2000 and the "Balance Sheet Data" as of January 29, 2000 and February 3, 2001 are derived from, and are qualified by reference to, our audited financial statements which are included elsewhere in this prospectus. The "Statement of Operations Data" for the ten-week period from November 27, 1996 through February 1, 1997 and for the fiscal year ended January 31, 1998 and the "Balance Sheet Data" as of February 1, 1997, January 31, 1998 and January 30, 1999 are derived from our audited financial statements which are not included elsewhere in this prospectus. The "Statement of Operations Data" for the 39 weeks ended October 28, 2000 and November 3, 2001 and the "Balance Sheet Data" as of November 3, 2001 are derived from our unaudited financial statements included elsewhere in this prospectus. The "Balance Sheet Data" as of October 28, 2000 is derived from our unaudited financial statements which are not included elsewhere in this prospectus. Our unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of our financial condition and results of operations for those periods. Due to the seasonal nature of our business, the results for the 39-week period ended November 3, 2001 presented are not indicative of the results for the full fiscal year.



     Our wholly-owned subsidiary, Babbage's Etc. LLC, began operations in November 1996. Accordingly, the period ended February 1, 1997 includes the results of operations from November 27, 1996 through February 1, 1997. In October 1999, Babbage's Etc. LLC was acquired by, and became a wholly-owned subsidiary of, Barnes & Noble. Because our financial statements subsequent to the acquisition by Barnes & Noble are not directly comparable to those prior to the acquisition, our financial statements make a distinction between the "predecessor company" and the "successor company." In June 2000, Barnes & Noble acquired Funco, Inc. and thereafter, Babbage's Etc. LLC became a wholly-owned subsidiary of Funco, Inc. The acquisition of Funco, Inc. has been accounted for under the purchase method of accounting. In December 2000, Funco, Inc. changed its name to GameStop, Inc.


     Our selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                                        PREDECESSOR
                                                   -----------------------------------------------------
                                                    10 WEEKS     FISCAL YEAR   FISCAL YEAR    39 WEEKS        13 WEEKS
                                                      ENDED         ENDED         ENDED         ENDED          ENDED
                                                   FEBRUARY 1,   JANUARY 31,   JANUARY 30,   OCTOBER 30,    JANUARY 29,
                                                      1997          1998          1999          1999            2000
                                                   -----------   -----------   -----------   -----------   --------------

                                                            (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Sales............................................    $85,860      $383,359      $465,166      $329,392        $223,748
Cost of sales....................................     65,724       291,767       350,475       246,865         174,808
                                                     -------      --------      --------      --------        --------
Gross profit.....................................     20,136        91,592       114,691        82,527          48,940
Selling, general and administrative expenses.....     15,150        76,309        84,644        68,112          29,895
Acquisition incentive bonuses....................         --            --            --        26,789              --
Depreciation and amortization....................      1,005         5,405         4,805         4,475           1,926
Amortization of goodwill.........................         --            --            --            --           1,687
                                                     -------      --------      --------      --------        --------
Operating earnings (loss)........................      3,981         9,878        25,242       (16,849)         15,432
Transaction expenses.............................      3,623            --            --            --              --
                                                     -------      --------      --------      --------        --------
Earnings (loss) before interest expense..........        358         9,878        25,242       (16,849)         15,432
Interest expense, net............................        927         5,620         3,544           972           3,123
                                                     -------      --------      --------      --------        --------
Earnings (loss) before income taxes..............       (569)        4,258        21,698       (17,821)         12,309
Income tax expense (benefit)(1)..................         --            --            --            --           5,018
Pro forma income tax expense (benefit)(2)........       (229)        1,724         8,738        (7,142)             --
                                                     -------      --------      --------      --------        --------
Net earnings (loss)(3)...........................    $  (340)     $  2,534      $ 12,960      $(10,679)       $  7,291
                                                     =======      ========      ========      ========        ========
Net earnings (loss) per share -- basic(3)........                                                             $   0.20
                                                                                                              ========
Weighted average shares outstanding -- basic.....                                                               36,009
                                                                                                              ========
Net earnings (loss) per share -- diluted(3)......                                                             $   0.20
                                                                                                              ========
Weighted average shares outstanding -- diluted...                                                               36,009
                                                                                                              ========
OTHER FINANCIAL DATA:
Net earnings (loss) excluding the after-tax
  effect of goodwill amortization(4).............    $  (340)     $  2,534      $ 12,960      $(10,679)       $  8,369
Net earnings (loss) per share excluding the
  after-tax effect of goodwill
  amortization -- diluted(4).....................                                                             $   0.23
STORE OPERATING DATA:
Stores open at the end of period.................        460           458           473                           526
Comparable store sales increase (decrease)(5)....        N/A           N/A          22.4%
Inventory turnover...............................        N/A           4.2           4.7
BALANCE SHEET DATA:
Working capital (deficit)........................    $20,793      $ 27,716      $ 23,635      $(40,409)       $(28,775)
Total assets.....................................     81,586        91,570       121,023       124,413         307,922
Total debt.......................................     35,000        35,000        10,000            --         203,613
Total liabilities................................     77,155        82,881        91,218       140,279         316,497
Stockholders' equity (deficit)...................      4,431         8,689        29,805       (15,866)         (8,575)


                                                   FISCAL YEAR        39 WEEKS ENDED
                                                      ENDED      -------------------------
                                                   FEBRUARY 3,   OCTOBER 28,   NOVEMBER 3,
                                                      2001          2000          2001
                                                   -----------   -----------   -----------
                                                                        (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE AND
                                                               OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Sales............................................   $756,697      $429,643      $606,927
Cost of sales....................................    570,995       318,634       450,630
                                                    --------      --------      --------
Gross profit.....................................    185,702       111,009       156,297
Selling, general and administrative expenses.....    157,491       104,118       135,743
Acquisition incentive bonuses....................         --            --            --
Depreciation and amortization....................     12,974         8,651        14,023
Amortization of goodwill.........................      9,223         6,475         8,343
                                                    --------      --------      --------
Operating earnings (loss)........................      6,014        (8,235)       (1,812)
Transaction expenses.............................         --            --            --
                                                    --------      --------      --------
Earnings (loss) before interest expense..........      6,014        (8,235)       (1,812)
Interest expense, net............................     23,411        16,014        15,450
                                                    --------      --------      --------
Earnings (loss) before income taxes..............    (17,397)      (24,249)      (17,262)
Income tax expense (benefit)(1)..................     (5,675)       (8,963)       (5,582)
Pro forma income tax expense (benefit)(2)........         --            --            --
                                                    --------      --------      --------
Net earnings (loss)(3)...........................   $(11,722)     $(15,286)     $(11,680)
                                                    ========      ========      ========
Net earnings (loss) per share -- basic(3)........   $  (0.33)     $  (0.42)     $  (0.32)
                                                    ========      ========      ========
Weighted average shares outstanding -- basic.....     36,009        36,009        36,009
                                                    ========      ========      ========
Net earnings (loss) per share -- diluted(3)......   $  (0.33)     $  (0.42)     $  (0.32)
                                                    ========      ========      ========
Weighted average shares outstanding -- diluted...     36,009        36,009        36,009
                                                    ========      ========      ========
OTHER FINANCIAL DATA:
Net earnings (loss) excluding the after-tax
  effect of goodwill amortization(4).............   $ (4,973)     $(10,639)     $ (5,371)
Net earnings (loss) per share excluding the
  after-tax effect of goodwill
  amortization -- diluted(4).....................   $  (0.14)     $  (0.30)     $  (0.15)
STORE OPERATING DATA:
Stores open at the end of period.................        978           966         1,011
Comparable store sales increase (decrease)(5)....       (6.7)%        (4.1)%        15.6%
Inventory turnover...............................        4.6           2.8           3.0
BALANCE SHEET DATA:
Working capital (deficit)........................   $ (1,413)     $ 27,636      $ 50,853
Total assets.....................................    509,757       565,423       601,393
Total debt.......................................    385,148       414,234       440,743
Total liabilities................................    530,054       589,284       633,370
Stockholders' equity (deficit)...................    (20,297)      (23,861)      (31,977)


---------------

(1) Prior to October 30, 1999, when Babbage's Etc. LLC was acquired by Barnes & Noble, Babbage's, Etc. LLC was not subject to federal and most state income taxes, and its earnings were taxed directly to its members. For the ten weeks ended February 1, 1997 and the fiscal year ended January 31, 1998, there were no provisions for taxes. For the fiscal year ended January 30, 1999 and the 39 weeks ended October 30, 1999, the financial statements include only a provision for state income taxes for those states in which Babbage's Etc. LLC was taxed as a "C" corporation. For ease of comparison, provisions for state income taxes are included in the pro forma income tax expense (benefit), which is described in footnote (2). For periods after October 30, 1999, the financial statements reflect income tax expense (benefit) as if we were taxed as a "C" corporation on a stand-alone basis.

(2) For periods prior to October 30, 1999, the pro forma income tax expense (benefit) reflects taxes as if we had been a "C" corporation in all jurisdictions and includes certain state income taxes in the amount of $582 and $100 for the year ended January 30, 1999 and the 39 weeks ended October 30, 1999, respectively.
(3) Net earnings (loss) for the periods prior to October 30, 1999 reflect pro forma taxes as described in footnote (2) above.
(4) Net earnings (loss) excluding the after-tax effect of goodwill amortization is presented here to provide additional information about our operations. These items should be considered in addition to, but not as a substitute for or superior to, operating earnings, net earnings, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles.
(5) Stores are included in our comparable store sales base beginning in the 13(th) month of operation. Comparable store sales for the fiscal year ended February 3, 2001 were computed using the first 52 weeks of the 53 week fiscal year.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

INTRODUCTION


     On June 14, 2000, Barnes & Noble acquired all of the outstanding shares of Funco, Inc. for $24.75 per share in cash. The purchase of the outstanding shares, retirement of employee stock options and other payments totaled approximately $159.1 million, which Barnes & Noble financed by using borrowings available under its credit facility.



     We have accounted for the Funco acquisition as a purchase. Funco's results of operations were included in our combined results effective as of June 15, 2000. We have allocated the purchase price to assets and liabilities based on management's best estimates of the respective fair values, with the excess cost over the net assets acquired allocated to goodwill. The amortization of this goodwill has been recorded in our statement of operations for the fiscal year ended February 3, 2001 and the 39-week periods ended October 28, 2000 and November 3, 2001.



     The $159.1 million in debt incurred by Barnes & Noble has been recorded on our balance sheet and the related interest expense has been recorded in our statement of operations for the fiscal year ended February 3, 2001 and the 39-week periods ended October 28, 2000 and November 3, 2001 in accordance with the "push-down" accounting rules specified in Securities and Exchange Commission
(SEC) Staff Accounting Bulletin No. 54.


     Our pro forma condensed consolidated statement of operations presents:

     - Our pro forma results of operations for the fiscal year ended February 3, 2001, as if the Funco acquisition had occurred on January 30, 2000.


     - Our pro forma as adjusted results of operations for the fiscal year ended February 3, 2001, as if this offering had been completed on January 30, 2000, at an assumed initial public offering price of $18.00 per share, which is the midpoint of our expected public offering range, and assuming the underwriters do not exercise their over-allotment option, with a portion of the estimated net proceeds being used to retire the $250.0 million intercompany debt to Barnes & Noble and the remaining intercompany debt being contributed to capital as described elsewhere herein. We expect the amount of remaining intercompany debt to be approximately $150.0 million as of the closing of this offering.


     Our pro forma condensed consolidated statement of operations does not give effect to any synergies that resulted from the merger of Funco's operations and ours.

     We believe that the assumptions used provide a reasonable basis for presenting the effects of these transactions. Our pro forma and pro forma as adjusted results are not necessarily indicative of what actually would have occurred if the acquisition had been consummated, and this offering had been completed, on January 30, 2000, nor are they necessarily indicative of our future operating results.

     Our pro forma condensed consolidated statement of operations should be read in conjunction with the consolidated financial statements and their accompanying notes included elsewhere in this prospectus.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE FISCAL YEAR ENDED FEBRUARY 3, 2001
                                  (UNAUDITED)


                                    HISTORICAL                                   ADJUSTMENTS    PRO FORMA
                                -------------------   ACQUISITION                 FOR THIS         AS
                                GAMESTOP   FUNCO(A)   ADJUSTMENTS    PRO FORMA    OFFERING      ADJUSTED
                                --------   --------   -----------    ---------   -----------    ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues......................  $756,697   $71,341      $    --      $828,038     $     --      $828,038
Cost of sales.................   570,995    45,710           --       616,705           --       616,705
                                --------   -------      -------      --------     --------      --------
Gross profit..................   185,702    25,631           --       211,333           --       211,333
Selling, general and
  administrative expenses.....   157,491    24,176           --       181,667           --       181,667
Depreciation and
  amortization................    12,974     2,095           --        15,069           --        15,069
Amortization of goodwill......     9,223        --        1,769(b)     10,992           --        10,992
                                --------   -------      -------      --------     --------      --------
Operating earnings (loss).....     6,014      (640)      (1,769)        3,605           --         3,605
Interest expense, net.........    23,411      (287)       4,111(c)     27,235      (27,271)(e)       (36)
                                --------   -------      -------      --------     --------      --------
Earnings (loss) before income
  taxes.......................   (17,397)     (353)      (5,880)      (23,630)      27,271         3,641
Income tax expense
  (benefit)...................    (5,675)      (97)      (1,698)(d)    (7,470)      10,963(f)      3,493
                                --------   -------      -------      --------     --------      --------
Net earnings (loss)...........  $(11,722)  $  (256)     $(4,182)     $(16,160)    $ 16,308      $    148
                                ========   =======      =======      ========     ========      ========
PER SHARE DATA:
Net earnings (loss) per
  share -- basic..............  $  (0.33)  $ (0.01)                  $  (0.45)                  $     --
Weighted average shares
  outstanding -- basic........    36,009    36,009                     36,009                     54,065
Net earnings (loss) per
  share -- diluted............  $  (0.33)  $ (0.01)                  $  (0.45)                  $     --
Weighted average shares
  outstanding -- diluted......    36,009    36,009                     36,009                     54,402


---------------
(a) The historical Funco column represents the unaudited results of Funco on a historical basis for the period from January 30, 2000 through June 14, 2000, the day prior to our acquisition of Funco, Inc.

(b) Represents the amortization of goodwill that would have been recorded from January 30, 2000 through June 14, 2000 using the straight-line method over 30 years.

(c) Represents interest expense on the $159.1 million in debt that would have been recorded from January 30, 2000 through June 14, 2000.


(d) Recognition of income tax benefit relating to additional interest expense and applying GameStop's tax rate to Funco's pre-tax income.



(e) Adjustment to give effect to (1) the receipt of the net proceeds of this offering as of January 30, 2000, estimated at $302.4 million after deduction of the estimated underwriting discount and offering expenses assuming the sale of 18,055,555 shares of Class A common stock at an assumed initial public offering price of $18.00 per share, which is the midpoint of our expected public offering range; and (2) the elimination of interest expense for the fiscal year ended February 3, 2001, to reflect the repayment of $250.0 million in intercompany debt with a portion of the net proceeds from this offering and the capital contribution of any remaining intercompany debt to Barnes & Noble. The adjustment assumes the underwriters do not exercise their over-allotment option. See "Use of Proceeds" and "Capitalization."


(f) Recognition of income tax expense relating to a reduction in interest expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus.

GENERAL


     We are the largest specialty retailer of video game products and PC entertainment software in the United States. We sell new and used video game hardware, video game software and accessories, as well as PC entertainment software and related accessories and other merchandise. As of November 3, 2001, we operated 1,011 stores, in 49 states, Puerto Rico and Guam, under the names GameStop, Babbage's, Software Etc. and FuncoLand. We also operate an electronic commerce web site under the name gamestop.com and publish Game Informer, one of the industry's largest circulation multi-platform video game magazines in the United States.


     Our fiscal year is composed of 52 or 53 weeks ending on the Saturday closest to January 31. The fiscal years ended January 30, 1999, or "fiscal 1998," and January 29, 2000, or "fiscal 1999," consisted of 52 weeks and the fiscal year ended February 3, 2001, or "fiscal 2000," consisted of 53 weeks.


     Our wholly-owned subsidiary, Babbage's Etc., began operations in November 1996. In October 1999, Babbage's Etc. was acquired by, and became a wholly-owned subsidiary of, Barnes & Noble. Because our financial statements subsequent to the acquisition by Barnes & Noble are not directly comparable to those prior to the acquisition, the financial statements included elsewhere in this prospectus make a distinction between the "predecessor company" and the "successor company." The statement of operations data presented below for fiscal 1998 and any references to fiscal 1998 include the results of operations for the predecessor company. The statement of operations data presented below for fiscal 1999 and any references to fiscal 1999 consist of the results of operations for the predecessor company for the 39 weeks ended October 30, 1999 and the results of operations for the successor company for the 13 weeks ended January 29, 2000. However, for purposes of management's discussion and analysis of results of operations, the year ended January 29, 2000 for the predecessor and successor company combined is being compared to fiscal years 1998 and 2000. In June 2000, Barnes & Noble acquired Funco, Inc. and thereafter, Babbage's Etc. became a wholly-owned subsidiary of Funco. In December 2000, Funco changed its name to GameStop, Inc.



     Growth in the video game industry is driven by the introduction of new technology. Within the past 16 months, four new video game platforms have been introduced. In October 2000, Sony introduced PlayStation 2 and in June 2001 Nintendo introduced Game Boy Advance. Microsoft introduced Xbox and Nintendo introduced GameCube in November 2001. As is typical following the introduction of new video game platforms, we expect that the sales of these four platforms and related software and accessories will increase in the future. In contrast, we expect the sales of PlayStation, Nintendo 64 and Dreamcast products to continue to decline as is typically the trend with older video game platforms when new platforms are anticipated or introduced. Sales of new video game hardware generally increase as a percentage of sales in the first full year following the introduction of next generation platforms. As video game platforms mature, the sales mix attributable to complementary video game software and accessories, which generate higher gross margins, generally increases in the second and third years. The net effect is generally a decline in gross margins in the first full year following new platform releases and an increase in gross margins in the second and third years.


     Our sales are recognized at the time of the sale of our products. Our merchandise inventories are carried at the lower of cost or market using the average cost method. Used video game products traded in by customers are recorded as inventory at the amount of the store credit given to the customer. The subsequent sales of used video game products are recorded at the retail price charged to the customer.

     Goodwill resulted from the acquisition of Babbage's Etc. by Barnes & Noble in October 1999 and the acquisition of Funco in June 2000. The amortization of goodwill associated with the acquisition of

Babbage's Etc. is deductible for tax purposes, whereas the amortization of goodwill associated with the Funco acquisition is not deductible for tax purposes. This non-deductible goodwill amortization affects our effective tax rate as a stand-alone corporation.


     Based upon the terms of the acquisition of Babbage's Etc. by Barnes & Noble, if certain financial targets are met by us in the fiscal year ended February 2, 2002, Barnes & Noble will make an additional payment of approximately $10.0 million to the former Babbage's Etc. members and, under push-down accounting rules, we will recognize additional goodwill of approximately $10.0 million with a corresponding increase in paid-in-capital.


     Prior to its acquisition by Barnes & Noble in October 1999, Babbage's Etc., as a limited liability company, was not subject to federal and most state income taxes and its earnings were taxed directly to its members. Effective in the fourth quarter of fiscal 1999 and for all periods subsequent to that time, we recorded taxes as a "C" corporation on a stand-alone basis.

RESULTS OF OPERATIONS

     The following table sets forth certain income statement items as a percentage of sales for the periods indicated:


                                   FISCAL YEAR    FISCAL YEAR    FISCAL YEAR          39 WEEKS ENDED
                                      ENDED          ENDED          ENDED       --------------------------
                                   JANUARY 30,    JANUARY 29,    FEBRUARY 3,    OCTOBER 28,    NOVEMBER 3,
                                      1999           2000           2001           2000           2001
                                   -----------    -----------    -----------    -----------    -----------
                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Sales............................     100.0%         100.0%         100.0%         100.0%         100.0%
Cost of sales....................      75.3           76.2           75.5           74.2           74.2
                                      -----          -----          -----          -----          -----
Gross profit.....................      24.7           23.8           24.5           25.8           25.8
Selling, general and
  administrative expenses........      18.2           17.7           20.8           24.2           22.4
Acquisition incentive bonuses....        --            4.9             --             --             --
Depreciation and amortization....       1.0            1.2            1.7            2.0            2.3
Amortization of goodwill.........        --            0.3            1.2            1.5            1.4
                                      -----          -----          -----          -----          -----
Operating earnings (loss)........       5.5           (0.3)           0.8           (1.9)          (0.3)
Interest expense, net............       0.8            0.7            3.1            3.7            2.5
                                      -----          -----          -----          -----          -----
Earnings (loss) before income
  taxes..........................       4.7           (1.0)          (2.3)          (5.6)          (2.8)
Income tax expense (benefit).....       1.9           (0.4)          (0.7)          (2.1)          (0.9)
                                      -----          -----          -----          -----          -----
Net earnings (loss)..............       2.8%          (0.6)%         (1.6)%         (3.5)%         (1.9)%
                                      =====          =====          =====          =====          =====



     The results of the predecessor company for the 39 weeks ended October 30, 1999 have been combined with the results for the successor company for the 13 weeks ended January 29, 2000 to facilitate comparison to results for the fiscal years ended January 30, 1999 and February 3, 2001. The combination of such results are set forth below:



                                                         PREDECESSOR     SUCCESSOR       COMBINED
                                                         -----------    -----------    -------------
                                                          39 WEEKS       13 WEEKS       FISCAL YEAR
                                                            ENDED          ENDED           ENDED
                                                         OCTOBER 30,    JANUARY 29,     JANUARY 29,
                                                            1999           2000            2000
                                                         -----------    -----------    -------------
                                                                       (IN THOUSANDS)
Sales..................................................   $329,392       $223,748        $553,140
Cost of sales..........................................    246,865        174,808         421,673
                                                          --------       --------        --------
Gross profit...........................................     82,527         48,940         131,467

                                                         PREDECESSOR     SUCCESSOR       COMBINED
                                                         -----------    -----------    -------------
                                                          39 WEEKS       13 WEEKS       FISCAL YEAR
                                                            ENDED          ENDED           ENDED
                                                         OCTOBER 30,    JANUARY 29,     JANUARY 29,
                                                            1999           2000            2000
                                                         -----------    -----------    -------------
                                                                       (IN THOUSANDS)
Selling, general and administrative expenses...........     68,112         29,895          98,007
Acquisition incentive bonuses..........................     26,789             --          26,789
Depreciation and amortization..........................      4,475          1,926           6,401
Amortization of goodwill...............................         --          1,687           1,687
                                                          --------       --------        --------
Operating earnings (loss)..............................    (16,849)        15,432          (1,417)
Interest expense, net..................................        972          3,123           4,095
                                                          --------       --------        --------
Earnings (loss) before income taxes....................    (17,821)        12,309          (5,512)
Income tax expense (benefit)...........................     (7,142)         5,018          (2,124)
                                                          --------       --------        --------
Net earnings (loss)....................................   $(10,679)      $  7,291        $ (3,388)
                                                          ========       ========        ========



39 WEEKS ENDED NOVEMBER 3, 2001 COMPARED TO 39 WEEKS ENDED OCTOBER 28, 2000



     Sales increased by $177.3 million, or 41.3%, from $429.6 million in the 39 weeks ended October 28, 2000 to $606.9 million in the 39 weeks ended November 3, 2001. The increase in sales was primarily attributable to the acquisition of Funco in June 2000 and the related sales for the full 39-week period in 2001, compared to Funco sales for only nineteen weeks included in the 39-week period in 2000. Sales from the acquired FuncoLand stores and related magazine and e-commerce operations accounted for $120.6 million of the $177.3 million increase in sales. Sales also increased due to a $22.3 million increase in comparable store sales in the stores operated by the Company at the time of the Funco acquisition and the additional sales resulting from 45 net new stores opened since October 28, 2000. Stores are included in our comparable store sales base beginning in the 13th month of operation. The 15.6% increase in comparable store sales was primarily due to sales of PlayStation 2 and Game Boy Advance hardware, software and accessories, following the launch of these new video game platforms in October 2000 and June 2001, respectively. The sales of these new hardware platforms and related products were partially offset by sales declines in PlayStation, Nintendo 64, Dreamcast and PC entertainment software and trading cards from the corresponding period a year ago.



     Cost of sales increased by $132.0 million, or 41.4%, from $318.6 million in the 39 weeks ended October 28, 2000 to $450.6 million in the 39 weeks ended November 3, 2001. Cost of sales as a percentage of net sales remained comparable at 74.2% in the 39 weeks ended October 28, 2000 and in the 39 weeks ended November 3, 2001. The margin gains achieved from the sales of higher margin used video game products, which resulted from the acquisition of Funco, were offset by margin declines associated with the increased sales of lower margin video game hardware.



     Selling, general and administrative expenses increased by $31.6 million, or 30.4%, from $104.1 million in the 39 weeks ended October 28, 2000 to $135.7 million in the 39 weeks ended November 3, 2001. The increase was primarily attributable to the increase in the number of stores in operation following the Funco acquisition in June 2000 and the related increases in store, distribution, and corporate office operating expenses. Selling, general and administrative expenses as a percentage of sales decreased from 24.2% in the 39 weeks ended October 28, 2000 to 22.4% in the 39 weeks ended November 3, 2001. The decrease in selling, general and administrative expenses as a percentage of sales was due to the economies achieved in distribution and corporate operating expenses after the integration of the Funco acquisition and the store operating efficiencies gained as a result of the increase in comparable store sales.



     Depreciation and amortization expense increased from $8.7 million for the 39 weeks ended October 28, 2000 to $14.0 million in the 39 weeks ended November 3, 2001. This increase of $5.3 million was due to the acquisition of Funco and capital expenditures for new stores, management information systems and distribution center enhancements.

     Amortization of goodwill increased from $6.5 million to $8.3 million due to the Funco acquisition. The related goodwill was amortized for the full 39-week period in 2001 compared to 19 weeks in 2000.



     Interest expense, net of interest income, decreased by $0.5 million, or 3.1%, from $16.0 million in the 39 weeks ended October 28, 2000 to $15.5 million in the 39 weeks ended November 3, 2001. The decrease was attributable to decreases in average borrowing rates.



     The income tax benefit recorded during the 39 weeks ended November 3, 2001 decreased by $3.4 million, from the $9.0 million benefit recorded in the corresponding period in 2000, to $5.6 million.


FISCAL 2000 COMPARED TO FISCAL 1999


     Sales increased by $203.6 million, or 36.8%, from $553.1 million in fiscal 1999 to $756.7 million in fiscal 2000. The increase in sales was primarily attributable to the additional sales volume from the acquisition of Funco in June 2000. Sales from the 406 acquired FuncoLand stores and related magazine and e-commerce operations accounted for $167.8 million of the $203.6 million increase in sales. Sales also increased due to the 46 net new stores opened during fiscal 2000 and because fiscal 2000 included 53 weeks of sales compared to 52 weeks in fiscal 1999. Offsetting these increases in sales was a decrease in comparable stores sales of 6.7% for the year. Comparable store sales decreased due to declines in sales of PlayStation and Nintendo 64 hardware and software, action figures and trading cards, and PC education and productivity software, which were partially offset by increases in PlayStation 2 video game hardware and software, Dreamcast and Game Boy video game software and PC entertainment software. PlayStation 2 product availability shortages prior to the holiday selling season resulted in less than expected sales during the fourth quarter of fiscal 2000.


     Cost of sales increased by 35.4%, or $149.3 million, from $421.7 million in fiscal 1999 to $571.0 million in fiscal 2000. As a percentage of sales, cost of sales decreased from 76.2% in fiscal 1999 to 75.5% in fiscal 2000. The decrease in cost of sales as a percentage of sales was primarily attributable to the acquisition of Funco and the related increase in sales of higher margin used video game products. These margin gains were offset, to some extent, by increased sales of low margin PlayStation 2 hardware and decreased sales of high margin action figures and trading cards.

     Selling, general and administrative expense increased $59.5 million, or 60.7%, from $98.0 million in fiscal 1999 to $157.5 million in fiscal 2000. The increase was due primarily to the Funco acquisition and the related costs to integrate corporate and distribution functions. As a percentage of sales, selling, general and administrative expense increased from 17.7% in fiscal 1999 to 20.8% in fiscal 2000. The increase in selling, general and administrative expense as a percentage of sales was primarily attributable to additional distribution, corporate and store operating expenses during the integration of the Funco acquisition as well as a decrease in comparable store sales.

     In October 1999, the predecessor company authorized a $26.8 million bonus to employees upon the sale of the company to Barnes & Noble.

     Depreciation and amortization expense increased from $6.4 million in fiscal 1999 to $13.0 million in fiscal 2000. The $6.6 million increase was primarily attributable to the Funco acquisition, capital expenditures for new store openings, remodeling of existing stores and management information systems and distribution center enhancements.


     Amortization of goodwill increased from $1.7 million to $9.2 million due to the goodwill associated with the acquisition of Babbage's Etc. by Barnes & Noble in October 1999 and due to the Funco acquisition in June 2000. The goodwill generated from the acquisition of Babbage's Etc. was amortized for only three months in fiscal 1999 compared to the full year in fiscal 2000. In addition, during fiscal 2000, the goodwill related to the Funco acquisition was amortized from the date of acquisition through February 3, 2001.


     Interest expense, net of interest income, increased by $19.3 million from $4.1 million in fiscal 1999 to $23.4 million in fiscal 2000. The increase was due to the $202.4 million of intercompany debt associated with the acquisition of Babbage's Etc. by Barnes & Noble in October 1999 and the additional $159.1 million of intercompany debt incurred as a result of the acquisition of Funco in June 2000. The debt incurred as a result of the acquisition of Babbage's Etc. accrued interest for only three months in fiscal 1999 compared to the full year in fiscal 2000. In addition, the fiscal 2000 results reflect interest on the debt related to the Funco acquisition from June 15, 2000 through February 3, 2001.


     Income tax benefit, which reflects income taxes as if we were taxed as a "C" corporation on a stand-alone basis, increased from $2.1 million in fiscal 1999 on a pro forma basis to $5.7 million in fiscal 2000.

FISCAL 1999 COMPARED TO FISCAL 1998

     Sales increased by $87.9 million, or 18.9%, from $465.2 million in fiscal 1998 to $553.1 million in fiscal 1999. The increase in sales was due to a 12.5% increase in comparable store sales, which resulted in a $56.9 million increase in net sales, and the additional sales volume attributable to 53 net new stores opened during fiscal 1999. Comparable store sales increased primarily as a result of sales of the newly introduced Dreamcast video game hardware, software and accessories. In addition, we experienced strong demand for Game Boy software and hardware as well as action figures and trading cards.

     Cost of sales increased by 20.3%, or $71.2 million, from $350.5 million in fiscal 1998 to $421.7 million in fiscal 1999. As a percentage of net sales, cost of sales increased from 75.3% in fiscal 1998 to 76.2% in fiscal 1999. The increase in cost of sales as a percentage of sales was due primarily to the increasing percentage of sales derived from lower margin video game hardware and additional freight costs incurred to ensure that hot new titles are delivered to our stores within 24 hours of release. The increase was partially offset by sales of higher margin products such as trading cards and action figures.

     Selling, general and administrative expenses increased by 15.8% from $84.6 million in fiscal 1998 to $98.0 million in fiscal 1999. The $13.4 million increase was primarily attributable to additional selling, general and administrative expenses in store operations, distribution and corporate functions in support of overall sales growth and opening new stores. Selling, general and administrative expense as a percentage of sales decreased from 18.2% in fiscal 1998 to 17.7% in fiscal 1999 due to operating efficiencies experienced with higher comparable store sales levels.

     In October 1999, the predecessor company authorized a $26.8 million bonus to employees upon the sale of the company to Barnes & Noble.

     Depreciation and amortization expense increased by $1.6 million, from $4.8 million in fiscal 1998 to $6.4 million in fiscal 1999. This increase was due to capital expenditures for new store openings, remodeling existing stores, and for distribution and e-commerce enhancements.

     Amortization of goodwill of $1.7 million in fiscal 1999 resulted from the acquisition of Babbage's Etc. by Barnes & Noble in October 1999.


     Interest expense, net of interest income, increased 17.1% from $3.5 million in fiscal 1998 to $4.1 million in fiscal 1999. This increase was due to the $3.1 million of interest related to the $202.4 million in debt incurred when Babbage's Etc. was acquired by Barnes & Noble. Excluding the interest on this acquisition debt, we experienced a decrease in interest expense of $2.5 million, due to increased sales during the year.


     In fiscal 1998, pro forma income tax expense was $8.7 million. In fiscal 1999, pro forma income tax benefit was $2.1 million.

LIQUIDITY AND CAPITAL RESOURCES


     We have historically financed our operations through a combination of cash flow generated from operations and external borrowings. Subsequent to our acquisition by Barnes & Noble in October 1999, our operations were funded by cash flows from operations and advances from Barnes & Noble, which advances have been treated as an intercompany loan owed to Barnes & Noble by us. As of November 3, 2001, we were indebted to Barnes & Noble in the amount of $440.7 million. Immediately prior to the closing of this offering, Barnes & Noble will contribute the difference between the aggregate amount of the intercompany loans and $250.0 million as additional paid-in capital. We expect the amount of the capital contribution to be $150.0 million as of the closing of this offering.



     During the 39-week periods ended November 3, 2001 and October 28, 2000, cash used in operations was $41.4 million and $34.6 million, respectively. The cash used in operations in both 39-week periods was primarily the result of net purchases of inventory, offset partially by increases in accounts payable, and by the collection of outstanding tax refunds. In fiscal 2000, cash used in operations of $0.5 million was primarily due to increases in merchandise inventories.



     Cash used in investing activities was $14.8 million, $171.0 million and $180.7 million during the 39-week periods ended November 3, 2001 and October 28, 2000 and the fiscal year ended February 3, 2001, respectively. In June 2000, we used $152.8 million to purchase Funco. During the 39-week periods ended November 3, 2001 and October 28, 2000, we had capital expenditures of $14.8 million and $19.5 million, respectively, to open new stores, remodel existing stores, and invest in information systems. Capital expenditures in fiscal 2000 totaled $25.1 million to open new stores, remodel existing stores, and invest in information systems and distribution capabilities. Our future capital requirements will depend on the number of new stores we open and the timing of those openings within a given fiscal year. We opened approximately 75 stores in fiscal 2001 and expect to open between 150 and 200 stores in fiscal 2002. Projected capital expenditures for fiscal 2001 and fiscal 2002 are $22 million and $33 million, respectively, to be used primarily to fund new store openings.



     Concurrent with this offering, we intend to enter into a senior secured revolving credit facility with a syndicate of banks, with Fleet National Bank as administrative agent. The credit facility is a three-year revolving facility in an aggregate principal amount of $50.0 million, which amount may be increased up to $75.0 million. Drawings under the credit facility will be subject to satisfaction of customary conditions precedent, including absence of a default and continued accuracy of representations and warranties.



     Loans incurred under the credit facility will be maintained from time to time, at our option, as (1) base rate loans which bear interest at the base rate (defined in the credit facility as the higher of (a) the administrative agent's announced base rate or (b) 1/2 of 1% in excess of the federal funds effective rate, each as in effect from time to time) and (2) LIBOR loans bearing interest at the LIBOR rate for the applicable interest period, in each case plus an applicable interest margin. The applicable interest margin will initially be 0.25% for base rate loans and 1.75% for LIBOR rate loans, and in each case will thereafter vary depending on our fixed charge coverage ratio.



     We are required to reduce the outstanding amounts under the credit facility to zero for 30 consecutive days each year during the three-month period of December through February.



     We will be subject to certain affirmative and negative covenants contained in the credit facility, including, but not limited to, covenants that restrict, subject to specified exceptions: the incurrence of additional indebtedness and other obligations and the granting of additional liens, mergers, acquisitions, investments and disposition of assets, dividends, engaging in certain transactions with affiliates, capital expenditures, and the use of proceeds of the credit facility. There will also be covenants relating to compliance with certain laws, payment of taxes and rights and maintenance of insurance and financial reporting. In addition, the credit facility will require us to maintain compliance with certain specified financial ratios, including covenants relating to minimum fixed charge coverage and maximum leverage.



     Events of default under the credit facility include (subject to grace periods and notice provisions in certain circumstances) non-payment of principal, interest or fees, violation of covenants, inaccuracy of any representation or warranty in any material respect, default under or acceleration of certain other indebtedness, bankruptcy and insolvency events, certain judgements and other liabilities, certain environmental claims and a change of control. If an event of default occurs, the lenders under the credit facility will be entitled to take various actions, including the acceleration of amounts due under the credit facility and requiring that all such amounts be immediately paid in full.



     Our obligations under the credit facility will be secured by all inventory and certain other assets owned by us and our subsidiaries. Based on our current operating plans, we believe that cash generated from our operating activities, available borrowings under our credit facility and the cash proceeds from this offering will be sufficient to fund our operations, store expansion and remodeling activities and corporate capital expenditure programs for the next 12 months.

IMPACT OF INFLATION

     We do not believe that inflation has had a material effect on our net sales or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that we recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that we reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria in SFAS 141.


     SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that we identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires us to complete a transitional goodwill impairment test six months from the date of adoption. We are also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. We intend to complete the transitional goodwill impairment test within six months from the date of adoption. Currently, we are assessing but have not yet determined how the adoption of SFAS 141 and SFAS 142 will impact our financial position and results of operations.


SEASONALITY AND QUARTERLY RESULTS

     Our business, like that of many retailers, is seasonal, with the major portion of sales and operating profit realized during the fourth quarter which includes the holiday selling season. Results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results may fluctuate materially depending upon, among other factors, the timing of new product introductions and new store openings, sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of certain holidays or promotions and changes in our merchandise mix.


     The following table sets forth certain unaudited quarterly income statement information for fiscal 1999 and fiscal 2000 and the first three fiscal quarters of 2001. The unaudited quarterly information includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown.


                                       FISCAL 1999                                FISCAL 2000
                         ---------------------------------------   -----------------------------------------
                           1ST       2ND       3RD        4TH        1ST        2ND        3RD        4TH
                         QUARTER   QUARTER   QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                         -------   -------   --------   --------   --------   --------   --------   --------
                                                           (IN THOUSANDS)
Sales..................  $98,489   $88,323   $142,580   $223,748   $120,003   $127,154   $182,486   $327,054
Gross profit...........   26,542    24,889     31,096     48,940     30,007     33,619     47,383     74,693
Operating earnings
  (loss)(1)............    3,434     2,093    (22,376)    15,432        697     (7,480)    (1,452)    14,249

                                  FISCAL 2001
                         ------------------------------
                           1ST        2ND        3RD
                         QUARTER    QUARTER    QUARTER
                         --------   --------   --------
                                 (IN THOUSANDS)
Sales..................  $201,355   $206,806   $198,766
Gross profit...........    48,008     53,711     54,578
Operating earnings
  (loss)(1)............    (5,341)    (2,162)     5,691


---------------
(1) In the third quarter of fiscal year 1999, operating loss reflects $26.8 million of acquisition bonuses paid to some of our employees upon the acquisition of Babbage's by Barnes & Noble.

                                    BUSINESS

GENERAL


     We are the largest video game and PC entertainment software specialty retailer in the United States, based on the number of stores we operate and our total revenues. We carry one of the largest assortments of new and used video game hardware, video game software and accessories, PC entertainment software, and related products, including action figures, trading cards and strategy guides. We operate 1,038 stores in the United States, Puerto Rico and Guam. We currently operate our stores under the GameStop, Babbage's, Software Etc. and FuncoLand names and are in the process of rebranding most of our stores under the GameStop name. We carry a constantly changing selection of more than 2,800 stock keeping units (SKUs) of electronic game merchandise in most stores. In addition, we operate a web site at gamestop.com and publish Game Informer, one of the industry's largest circulation multi-platform video game magazines, with over 415,000 subscribers.



     Of our 1,038 stores, 543 stores are located in shopping malls and other locations and 495 stores are located in strip centers. Our mall stores, which average approximately 1,200 square feet, carry primarily new video game hardware, video game software and accessories, which we refer to as video game products, and PC entertainment software, as well as a limited selection of used video game products. Our strip center stores, which average approximately 1,500 square feet, carry a balanced mix of new and used video game products and, in selected stores, PC entertainment software. Our used video game products provide a unique value proposition to our customers, and our purchasing of video game products provides our customers with an opportunity to trade in their used video game products for store credits and apply those credits towards other merchandise, which, in turn, drives more sales.


INDUSTRY BACKGROUND

     According to NPD Group, Inc., a market research firm, the electronic game industry was approximately an $8.2 billion market in the United States in 2000. Of this $8.2 billion market, approximately $6.6 billion was attributable to video game products, excluding sales of used video game products, and approximately $1.6 billion was attributable to PC entertainment software.

NEW VIDEO GAME PRODUCTS. Industry experts believe that the electronic game industry is at the beginning stage of a new expansion cycle. International Data Corporation, or IDC, an industry forecaster, forecasts that domestic sales of new video game products will increase at a compound annual growth rate of approximately 47.5% over the next three years. In addition, Interactive Digital Software Association, or IDSA, estimates that 60% of all Americans, or approximately 145 million people, play video or computer games on a regular basis. We expect the following trends to result in increased sales of video game products:


     - Hardware Platform Technology Evolution. Video game hardware has evolved significantly from the early products launched in the 1980's. The processing speed of video game hardware has increased from 8-bit speeds in the 1980's to 128-bit speeds in next-generation systems such as Sony PlayStation 2, launched in 2000, and Nintendo GameCube and Microsoft Xbox, which both launched in November 2001. In addition, portable handheld video game devices have evolved from the 8-bit Nintendo Game Boy to the 32-bit Game Boy Advance, which was introduced in June 2001. Technological developments in both chip processing speed and data storage have provided significant improvements in advanced graphics and audio quality, which allow software developers to create more advanced games, encourage existing players to upgrade their hardware platforms and attract new video game players to purchase an initial system. As general computer technology advances, we expect video game technology to make similar advances.


     - Next-generation Systems Provide Multiple Capabilities Beyond
       Gaming. Many next-generation hardware platforms, including Sony PlayStation 2 and Microsoft Xbox, utilize a DVD software format and have the potential to serve as multi-purpose entertainment centers by doubling as a player for DVD movies and compact discs. In addition, Sony PlayStation 2 and Microsoft Xbox are expected to provide Internet connectivity.

     - Backward Compatibility. Sony PlayStation 2 and Nintendo Game Boy Advance are both backward compatible, meaning that titles produced for the earlier version of the hardware platform may be used on the new hardware platform. We believe that backward compatibility may result in more stable industry growth because the decrease in consumer demand for products associated with existing hardware platforms that typically precedes the release of next-generation hardware platforms may be diminished.


     - Introduction of Next-generation Hardware Platforms Drives Software Demand. Sales of video game software generally increase as next-generation platforms mature and gain wider acceptance. Historically, when a new platform is released, a limited number of compatible game titles are immediately available, but the selection grows rapidly as manufacturers and third-party publishers develop and release game titles for that new platform. For example, when Sony PlayStation 2 was released in October 2000, approximately 30 game titles were available for sale. By November 2001, approximately 200 game titles for the Sony PlayStation 2 platform were available for sale.


     - Broadening Demographic Appeal. While the typical electronic game enthusiast is male between the ages of 14 and 34, the electronic game industry is broadening its appeal. More females are playing electronic video games, in part due to the development of video game products that appeal to them. According to IDSA, approximately 43% of all electronic game players currently are female. More adults are also playing video games as a portion of the population that played video games in their childhood continue to play and advance to the next-generation video game products. In addition, the availability of used video game products for sale has enabled a lower-economic demographic, that may not have been able to afford the considerably more expensive new video game products, to participate in the video game industry.

PC ENTERTAINMENT SOFTWARE. IDC forecasts that domestic sales of PC entertainment software will increase at a compound annual growth rate of 7.9% over the next three years. PC entertainment software is generally sold in the form of CD-ROMs and played on multimedia PCs featuring fast processors, expanded memories, and enhanced graphics and audio capabilities.


USED VIDEO GAME MARKET. As the installed base of video game hardware platforms has increased and new hardware platforms are introduced, a growing used video game market has evolved in the United States. Based on reports published by NPD, management believes that, as of November 2001, the installed base of video game hardware systems in the United States, based on original sales, totaled over
109.4 million units, including approximately 25.7 million Sony PlayStation units, 4.1 million Sega Dreamcast units, 17.8 million Nintendo 64 units, 20.9 million Nintendo Game Boy and Game Boy Color units, and approximately 40.9 million total units of Sega Genesis and Super Nintendo systems, which are no longer being manufactured. Hardware manufacturers and third-party software publishers produce a wide variety of software titles for each of these hardware platforms. Based on internal company estimates, management believes that the installed base of video game software units in the United States totals over 500 million units.


BUSINESS STRATEGY

     Our goal is to enhance our position as the nation's largest specialty retailer of new and used video game products and PC entertainment software by focusing on the following strategies:

TARGETING A BROAD AUDIENCE OF GAME PLAYERS. We have created a store environment targeting a broad audience including the electronic game enthusiast, the casual gamer and the seasonal gift giver. Our mall stores primarily focus on the electronic game enthusiast who demands the latest merchandise featuring the "hottest" technology immediately on the day of release. Our strip center stores also serve the electronic game enthusiast, but focus on serving the value-oriented customer by offering a wide selection of value-priced used video game products and the opportunity to trade in used video game products in exchange for store credits applicable to future purchases, which, in turn, drives more sales.

ENHANCING OUR IMAGE AS A DESTINATION LOCATION. Our stores serve as destination locations for game players due to our broad selection of products, knowledgeable sales associates, game oriented environment and unique pricing proposition. We offer all major video game platforms, provide a broad assortment of video game products and offer a larger and more current selection of merchandise than other retailers. We provide a high level of customer service by hiring game enthusiasts and providing them with ongoing sales training, as well as training in the latest technical and functional elements of our products and services. Our stores are equipped with several video game sampling areas, which provide our customers the opportunity to play games before purchase, as well as equipment to play video game clips.

PROVIDING A FIRST-TO-MARKET DISTRIBUTION NETWORK. We employ a variety of rapid-response distribution methods in our efforts to be the first to market for new video game products and PC entertainment software. We strive to deliver popular new releases to selected stores within hours of release and to all of our stores within 24 hours of release. This highly efficient distribution network is essential as a significant portion of a new title's sales will be generated in the first few days and weeks following its release. As the largest specialty retailer of video game products and PC entertainment software, with a proven capability to distribute new releases to our customers quickly, our management believes that we regularly receive a disproportionately large allocation of popular new video game products and PC entertainment software. On a daily basis, we actively monitor sales trends, customer reservations and store manager feedback to ensure a high in-stock position for each store. To assure our customers immediate access to new releases, we offer our customers the opportunity to pre-order products in our stores or through our web site prior to their release.

OFFERING THE LARGEST SELECTION OF USED VIDEO GAME PRODUCTS. We are the nation's leading provider and carry the broadest selection of used video game products for both current and previous generation platforms. We are one of the only retailers that provide video game software for previous generation platforms, giving us a unique advantage in the video game retail industry. The opportunity to trade in and purchase used video game products offers our customers a unique value proposition unavailable at mass merchants, toy stores and consumer electronic retailers. We obtain most of our used video game products from trade-ins made in our stores by our customers. Used video game products generate significantly higher gross margins than new video game products.


REBRANDING OUR STORES WITH THE GAMESTOP NAME. We currently operate stores under the GameStop, Babbage's, Software Etc. and FuncoLand names. We have initiated a rebranding strategy under which all new stores opened since December 2000 operate under the GameStop name and existing stores in targeted markets are being rebranded under the GameStop name. We have completed rebranding our stores in Dallas, Houston, San Antonio, Seattle, and Philadelphia. By the end of fiscal 2001, we expect to operate approximately 250 stores under the GameStop name and we intend to continue to rebrand most of our stores. Rebranding to a single GameStop name enables us to leverage brand awareness and to capture advertising and marketing efficiencies. Our rebranding strategy is further supported by the GameStop loyalty card and our web site. The GameStop loyalty card, which is obtained as a bonus with a paid subscription to our Game Informer magazine, offers customers discounts on selected merchandise in our stores. Our web site allows our customers to buy games on-line and to learn about the latest video game products and PC entertainment software and their availability in our stores.


INVESTING IN OUR INFORMATION SYSTEMS AND DISTRIBUTION CAPABILITIES. We employ sophisticated and fully-integrated inventory management, store-level point of sale and financial systems and a centralized state-of-the-art distribution facility. These systems enable us to maximize the efficiency of the flow of approximately 2,800 SKUs, improve store efficiency, optimize store in-stock positions, and carry a broad selection of inventory. Our proprietary inventory management system enables us to maximize sales of new release titles and avoid markdowns as titles mature and utilizes electronic point-of-sale equipment that provides corporate headquarters with daily information regarding store-level sales and available inventory levels to automatically generate replenishment shipments to each store at least twice a week. In addition, our highly customized inventory management system allows us to actively manage the pricing and product availability of our used video game products across our store base and to reallocate our inventory as necessary. Our systems enable each store to carry a merchandise assortment uniquely tailored to its own sales mix and customer needs. Our ability to react quickly to consumer purchasing trends has resulted in a target mix of inventory, reduced shipping and handling costs for overstocks and reduced our need to discount products.

GROWTH STRATEGY


NEW STORE EXPANSION. We intend to continue to open new strip center stores in our targeted markets and new mall stores in selected mall locations. We opened 62 new stores in fiscal 2000 and approximately 75 new stores in fiscal 2001. We plan on opening approximately 150 to 200 new stores in fiscal 2002. Our primary growth vehicle will be the expansion of our strip center store base, which we believe could grow to over 2,000 stores in the United States. Our strategy is to open clusters of strip center stores in targeted major metropolitan markets under the GameStop brand name. For example, we recently opened ten new stores in the Houston metropolitan area and now operate a total of 27 stores in Houston. We analyze each market relative to target population and other demographic indices, real estate availability, competitive factors and past operating history, if available.


INCREASE COMPARABLE STORE SALES. We plan to increase our comparable store sales by capitalizing on the growth in the video game industry, expanding our sales of used video game products and increasing awareness of the GameStop name.


     - Capitalize on Industry Growth. In the first nine months of 2001, our comparable store sales increased 15.6%, driven in large measure by the success of Sony PlayStation 2, which was launched in October 2000, and Nintendo Game Boy Advance, which was launched in June 2001. Over the next few years, we expect to continue to capitalize on the increasing installed base for both platforms, as well as the launches in November 2001 of the Microsoft Xbox and Nintendo GameCube platforms. We expect the launch of these four platforms and the related increase in the installed hardware base to drive significant growth in video game software and accessories sales over the next few years.


     - Increase Sales of Used Video Game Products. We will continue to expand the selection and availability of used video game products in both our mall and strip center stores. Our strategy consists of increasing consumer awareness of the benefits of trading in and buying used video game products at our stores through increased marketing activities. We expect the launch of new platform technology to drive trade-ins of previous generation products, including Nintendo Game Boy Color and Nintendo 64, Sega Dreamcast and Sony PlayStation, thereby expanding the supply of used video game products.

     - Increase GameStop Brand Awareness. We intend to increase customer awareness of the benefits of shopping in our stores. In connection with our rebranding efforts, we plan to enhance GameStop brand awareness by increasing the amount of media advertising in targeted markets, expanding our GameStop loyalty card program, aggressively promoting trade-ins of used video game products in our stores and leveraging our web site at gamestop.com.

MERCHANDISE

     Our product offerings consist of video game products, PC entertainment software, and related products, such as action figures, trading cards and strategy guides. We also market selected PC productivity and educational software titles. Our in-store inventory generally consists of a constantly changing selection of over 2,800 SKUs. We have a central buying group that negotiates terms, discounts and cooperative advertising allowances for all of our stores. We use customer requests and feedback, industry magazines and product reviews to determine which new releases are expected to be hits. Call lists and advance orders are tracked at individual stores to distribute titles and capture demand effectively. This merchandise management is essential because a significant portion of a game's sales are usually generated in the first days and weeks following its release. We also carefully manage product pricing utilizing a tiered pricing strategy that enables us to tailor pricing at our stores based on each store's competitive environment.


VIDEO GAME HARDWARE. We offer the video game platforms of all major manufacturers, including Sony PlayStation 2 and PlayStation, Nintendo GameCube, Game Boy Advance, Game Boy Color and Nintendo 64, Microsoft Xbox and Sega Dreamcast. We also offer extended service agreements on video game hardware. In support of our strategy to be the destination location for electronic game players, we aggressively promote the sale of video game platforms. Video game hardware sales are generally driven by the introduction of new platform technology and the reduction in price points as platforms mature. Due to our strong relationships with the manufacturers of these platforms, we often receive disproportionately large allocations of new release hardware products which is an important component of our strategy to be the destination of choice for electronic game players. We believe that selling video game hardware increases store traffic and promotes customer loyalty, leading to increased sales of video game software, which have higher gross margins than video game hardware.



VIDEO GAME SOFTWARE. We purchase video game software directly from the leading manufacturers, including Sony, Nintendo, Microsoft Corporation and Sega Corporation, as well as over 44 third-party game publishers, such as Electronic Arts, THQ Inc. and Activision, Inc. We are one of the largest customers in the United States of video game titles sold by these publishers. We carry over 1,000 SKUs at any given time across a variety of genres, including Sports, Action, Strategy, Adventure/Role Playing and Simulation.


USED VIDEO GAME PRODUCTS. We are the largest retailer of used video games in the United States. We provide our customers with an opportunity to trade in their used video game products in our stores in exchange for store credits which can be applied towards the purchase of other products, including new merchandise. We have the largest selection (approximately 1,000 SKUs) of used video game titles which have an average price of $16 as compared to $37 for new video game titles and which generate significantly higher gross margins than new video game products. Our trade-in program provides our customers with a unique value proposition which is unavailable at mass merchants, toy stores and consumer electronic retailers. This program provides us with an inventory of used video game products which we resell to our more value-oriented customers. In addition, our highly-customized inventory management system allows us to actively manage the pricing and product availability of our used video game products across our store base and to reallocate our inventory as necessary. Our trade-in program also allows us to be one of the only suppliers of previous generation platforms and related video games. We also operate a refurbishment center where defective video game products can be tested, cleaned, relabeled, repackaged, priced and redistributed back to our stores.


PC ENTERTAINMENT AND OTHER SOFTWARE. We purchase PC entertainment software from over 42 publishers, including Electronic Arts, Microsoft and Vivendi Universal. We offer PC entertainment software across a variety of genres, including Action, Simulation, Sports, Strategy and Adventure/Role Playing. We also carry a limited assortment of educational, productivity and reference titles.


ACCESSORIES AND OTHER PRODUCTS. Video game accessories consist primarily of controllers, memory cards and other add-ons. PC entertainment accessories consist primarily of video cards, joysticks and modems. We also carry strategy guides and magazines, as well as character-related merchandise, including action figures and trading cards. We carry over 400 SKUs of accessories and other products. In general, this category has higher margins than new video game and PC entertainment products.

     The following table sets forth sales mix, expressed as a percentage of net sales for the periods indicated:


                                                   52 WEEKS ENDED     53 WEEKS ENDED
                                                  JANUARY 29, 2000   FEBRUARY 3, 2001
                                                  ----------------   ----------------
Video Games:*
  Video Game Hardware...........................        11.4%              15.2%
  Video Game Software...........................        41.0%              49.0%
PC Software:
  PC Entertainment Software.....................        15.8%              13.0%
  Other Software................................         5.4%               3.6%
Accessories and Other Products..................        26.4%              19.2%


---------------
* Includes new and used merchandise.

STORE OPERATIONS


     We currently operate 1,038 stores, primarily under the GameStop, Babbage's, Software Etc., and FuncoLand names. Each of our stores typically carries over 2,800 SKUs. We design our stores to provide an electronic gaming atmosphere with an engaging and visually captivating layout. Our stores are equipped with several video game sampling areas, which provide our customers the opportunity to play games before purchase, as well as equipment to play video game clips. We use store configuration, in-store signage and product demonstrations to produce marketing opportunities both for us and for our vendors.


STORE FORMATS.


     - Mall-Based Stores. Our mall-based stores, which average approximately 1,200 square feet, carry primarily new video game products and PC entertainment software, as well as a limited selection of used video game products. We currently operate 543 mall stores in high traffic shopping malls in targeted locations throughout the United States, Puerto Rico and Guam.



     - Strip Center Stores. Our strip center stores, which average approximately 1,500 square feet, carry a balanced mix of new and used video game products and, in selected stores, PC entertainment software. We currently operate 495 strip center stores in the United States. Our strip center stores are located in both high traffic "power strip centers" and local neighborhood strip centers, primarily in major metropolitan areas. These locations provide visibility, easy access and high frequency of visits. We target strip centers that are conveniently located, have a mass merchant or supermarket anchor tenant and have a high volume of customers.



STORE ECONOMICS. Average annual sales per mall store were approximately $1.1 million in fiscal 2000, and the average cost to open a new mall store is approximately $185,000, including $60,000 of inventory net of vendor financing. Average annual sales per strip center store were approximately $600,000 in fiscal 2000, and the average cost to open a new strip center store is approximately $125,000, including $50,000 of inventory net of vendor financing. We expect these costs to remain relatively constant throughout fiscal 2002. All of our new stores, lease renewals, relocations and major remodels are evaluated on the basis of their return on investment, strategic positioning and conditions of the market. We generally achieve profitability in each of our new stores within the first holiday season of opening.


SITE SELECTION AND LOCATIONS

SITE SELECTION. We have a dedicated staff of real estate personnel experienced in selecting store locations. Site selections for new stores are made after an extensive review of demographic data and other information relating to market potential, competitor access and visibility, compatible nearby tenants, accessible parking, location visibility, lease terms and the location of our other stores. Most of our stores are located in highly visible locations within malls and strip centers.

LOCATIONS. The table below sets forth the number of our stores located in each state, Puerto Rico and Guam as of January 5, 2002:



                              NUMBER
STATE                        OF STORES
-----                        ---------
Alabama....................       9
Alaska.....................       3
Arizona....................      19
Arkansas...................       4
California.................     115
Colorado...................      13
Connecticut................      17
Delaware...................       3
Florida....................      33
Georgia....................      21
Guam.......................       1
Hawaii.....................       9
Idaho......................       2
Illinois...................      51
Indiana....................      18
Iowa.......................       9
Kansas.....................       5
Kentucky...................      15
Louisiana..................      11
Maine......................       1
Maryland...................      30
Massachusetts..............      28
Michigan...................      49
Minnesota..................      22
Mississippi................       4
Missouri...................      20



                              NUMBER
STATE                        OF STORES
-----                        ---------
Montana....................       4
Nebraska...................       3
Nevada.....................       6
New Hampshire..............       5
New Jersey.................      54
New Mexico.................       4
New York...................      55
North Carolina.............      21
North Dakota...............       4
Ohio.......................      54
Oklahoma...................       9
Oregon.....................       6
Pennsylvania...............      61
Puerto Rico................       9
Rhode Island...............       1
South Carolina.............      11
South Dakota...............       2
Tennessee..................      19
Texas......................      98
Utah.......................       9
Vermont....................       1
Virginia...................      35
Washington.................      27
West Virginia..............       8
Wisconsin..................      20


GAME INFORMER


     We publish Game Informer, a monthly video game magazine featuring reviews of new title releases, tips and secrets about existing games and news regarding current developments in the electronic game industry. The magazine is sold through subscription and through displays in our stores. For its January 2002 issue, the magazine had more than 415,000 paid subscriptions. Game Informer revenues are also generated through the sale of advertising space. In addition, we have recently begun offering the GameStop loyalty card as a bonus with each paid subscription, providing our subscribers with a discount on selected merchandise.


E-COMMERCE

     We operate an electronic commerce web site at www.gamestop.com that allows our customers to buy video game products and other merchandise on-line. The site also offers customers information and content about available games, release dates for upcoming games, and access to store information, such as location and product availability. In addition, the site offers the ability to register on a call list in any store, enabling us to notify customers when a game arrives at a nearby store.

INFORMATION MANAGEMENT

     Our operating strategy involves providing a broad merchandise selection to our customers as quickly and as cost-effectively as possible. We use our inventory management systems to maximize the efficiency of the flow of products to our stores, enhance store efficiency and optimize store in-stock and overall investment in inventory.

DISTRIBUTION. We operate a 210,000 square foot state-of-the-art distribution center in Grapevine, Texas. By operating with a centralized distribution facility, we effectively control and minimize inventory levels. A technologically-advanced conveyor system and flow-through racks control costs and improve speed of fulfillment. The technology used in the distribution center allows for high-volume receiving, distributions to stores and returns to vendors. Inventory is shipped to each store at least twice a week, or daily, if necessary, in order to keep stores in supply of products. In order to support our first-to-market distribution network, we utilize the services of 15 off-site, third-party operated distribution centers that pick up products from our suppliers, repackage the products for each of our stores and ship those products to our stores by package carriers. Our ability to rapidly process incoming shipments of new release titles and distribute them to all of our stores, either that day or by the next morning, enables us to meet peak demand and replenish stores at least twice a week.

MANAGEMENT INFORMATION SYSTEMS. Our proprietary inventory management system and point of sale technology show daily sales and in-store stock by title by store. Systems in place use these data to automatically generate replenishment shipments to each store from our distribution center in Grapevine, Texas, enabling each store to carry a merchandise assortment uniquely tailored to its own sales mix and rate of sale. Our call lists and reservation system also provide our centralized buying staff with information to determine order size and inventory management for store-by-store inventory allocation. We constantly review and edit our merchandise categories with the objective of ensuring that inventory is up-to-date and meets customer needs. We use a centralized PC network-based information system based in our corporate offices, in order to minimize initial outlay of capital while allowing for flexibility and growth as operations expand.

     Our in-store point-of-sale system enables us to efficiently manage in-store transactions. This proprietary point-of-sale system has been enhanced to facilitate trade-in transactions, including automatic look-up of trade-in prices and printing of machine readable bar codes to facilitate in-store restocking of used video games. In addition, our central database of all used video game products allows us to actively manage the pricing and product availability of our used video game products across our store base and re-allocate our used video game products as necessary.

ADVERTISING

     Our stores are primarily located in high traffic, high visibility areas of regional shopping malls and strip centers. Given the high foot traffic drawn past the stores themselves, we use in-store marketing efforts such as window displays and "coming soon" signs to attract customers, as well as to promote used video game products and subscriptions to our Game Informer magazine. Inside the stores, we feature selected products through the use of vendor displays, "coming soon" or preview videos, signs, catalogs, point of purchase materials and end-cap displays. These advertising efforts are designed to increase the initial sales of new titles upon their release. We receive cooperative advertising and market development funds from manufacturers, distributors, software publishers and accessory suppliers to promote their respective products. Generally, a vendor agrees to purchase advertising space in one of our advertising vehicles. Once we run the advertising, the vendor pays to us an agreed amount. As part of our rebranding and targeted growth strategy, we also intend to expand our advertising to other media, including print and radio.

FIELD MANAGEMENT AND STAFF


     Our store operations are managed regionally by nine store operations directors. The regions are divided into 84 districts, each with a district manager covering an average of 13 stores. Each store employs, on average, one manager, one assistant manager and between two and ten sales associates, many of whom are part-time employees. We have cultivated a work environment that attracts employees who are actively interested in electronic games. We seek to hire and retain employees who know and enjoy working with our products so that they are better able to assist customers. To encourage them to sell the full range of our products, we provide our employees with targeted incentive programs to drive sales. We also provide our employees with the opportunity to take home and try new video games, which enables them to better discuss those games with our customers. In addition, employees are casually dressed to encourage customer access and increase the "game-oriented" focus of the stores. We also employ nine regional loss prevention managers who assist the field in implementing security to prevent theft of our products.

     Stores communicate with our corporate offices via daily e-mail. This e-mail allows for better tracking of trends in upcoming titles, competitor strategies and in-stock inventory positions. In addition, this communication allows title selection in each store to be continuously updated and tailored to reflect the tastes and buying patterns of the store's local market. These communications also give field management access to relevant inventory levels and loss prevention information. We also sponsor an annual store managers conference to which we invite all video game software publishers to attend and operate an intense educational training program for our employees to provide our employees with information about the video game products that will be released by those publishers in the holiday season.

CUSTOMER SERVICE

     Our store personnel provide value-added services to each customer, such as maintaining lists of regular customers, notifying each customer by phone when new titles are available, and reserving new releases for customers with a down payment to ensure product availability. In addition, our store personnel readily provide product reviews to ensure customers are making informed purchasing decisions and offering help-line numbers to increase a customer's enjoyment of the product upon purchase.

VENDORS

     We purchase substantially all of our products from approximately 85 manufacturers and software publishers and approximately five distributors. Purchases from the top five vendors accounted for approximately 49% of our purchases in fiscal 2000. Only Sony, Nintendo and Electronic Arts (which accounted for 14%, 11% and 11%, respectively) accounted for more than 10% of our purchases during fiscal 2000. We have established price protections and return privileges with our primary vendors in order to reduce the risk of inventory obsolescence. In addition, we have no purchase contracts with trade vendors and conduct business on an order-by-order basis, a practice that is typical throughout the industry. We believe that maintaining and strengthening our long-term relationships with our vendors is essential to our operations and continued expansion. We believe that we have very good relations with our vendors.

COMPETITION


     The electronic game industry is intensely competitive and subject to rapid changes in consumer preferences and frequent new product introductions. We compete with mass merchants and regional chains, including Wal-Mart, Kmart and Target; other video game and PC software specialty stores located in malls and other locations, including Electronics Boutique; toy retail chains, including Toys 'R' Us and KB Toys; mail-order businesses; catalogs; direct sales by software publishers; online retailers; and computer product and consumer electronics superstores, including Best Buy and Circuit City. Best Buy recently acquired Musicland, a music retail chain with over 1,300 stores primarily located in shopping malls. Our business may be adversely affected to the extent Best Buy substantially increases the availability of video game products in these music stores. In addition, video games are available for rental from many video stores and may also be distributed through other methods which may emerge in the future. We also compete with sellers of used video game products. Additionally, we compete with other forms of entertainment activities, including movies, television, theater, sporting events and family entertainment centers.

PROPERTIES

     All of our stores are leased. Store leases typically provide for an initial lease term of three to ten years, plus renewal options. This arrangement gives us the flexibility to pursue extension or relocation opportunities that arise from changing market conditions. We believe that, as current leases expire, we will be able to obtain either renewals at present locations or leases for equivalent locations in the same area.

     In addition to our stores, we lease a 250,000 square foot headquarters and distribution center in Grapevine, Texas. This lease expires on January 31, 2006. We have the right to renew the lease for an additional five years.

TRADEMARKS

     We have a number of trademarks and servicemarks, including "GameStop," "Game Informer," "Babbage's" and "FuncoLand," all of which have been registered by us with the United States Patent and Trademark Office. We maintain a policy of pursuing registration of our principal marks and opposing any infringement of our marks.

EMPLOYEES


     We have approximately 1,300 full-time salaried, 1,400 full-time hourly and between 5,000 and 12,000 part-time hourly employees depending on the time of year. Fluctuation in the number of part-time hourly employees is due to the seasonality of the electronic game industry. We believe that our relationship with our employees is excellent, and none of our employees is represented by a labor union or is a member of a collective bargaining unit.


LEGAL PROCEEDINGS

     In the ordinary course of our business, we are from time to time subject to various legal proceedings. We do not believe that any current legal proceedings, individually or in the aggregate, will have a material adverse effect on our operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the names and ages of our directors and executive officers and the positions they hold:


NAME                                                 AGE                     POSITION
----                                                 ---                     --------
R. Richard Fontaine................................   59    Chairman of the Board, Chief Executive
                                                            Officer and Director
Daniel A. DeMatteo.................................   53    President and Chief Operating Officer
David W. Carlson...................................   39    Executive Vice President, Chief Financial
                                                            Officer and Assistant Secretary
John W. Woodson....................................   38    President of Strip Center Stores
Leonard Riggio.....................................   60    Director
Michael N. Rosen...................................   61    Secretary and Director



     R. RICHARD FONTAINE is our Chairman of the Board, Chief Executive Officer and a director. Mr. Fontaine has served as the Chief Executive Officer of GameStop, Inc. since its acquisition by Barnes & Noble in June 2000. Mr. Fontaine has also been Chief Executive Officer of Babbage's Etc. since its formation in November 1996. Mr. Fontaine also served as President of Software Etc. from 1987 to 1991 and as a director of NeoStar from 1994 until it filed for bankruptcy protection in September 1996. Mr. Fontaine has had extensive retail experience as the former president of B. Dalton Bookseller, Inc., both prior to and after its acquisition by Barnes & Noble in 1986, and has held positions at Michaels Stores Inc. and Ingram Distribution.


     DANIEL A. DEMATTEO is our President and Chief Operating Officer. Mr. DeMatteo has served in the same capacities for GameStop, Inc. since its acquisition by Barnes & Noble in June 2000. Mr. DeMatteo has also been President and Chief Operating Officer of Babbage's Etc. since its formation in November 1996. Mr. DeMatteo also served as Executive Vice President of NeoStar from December 1994 until May 1996 and as a director of Neostar from 1994 until it filed for bankruptcy protection in September 1996. Mr. DeMatteo has also served in various positions with B. Dalton, most recently as Vice President of MIS. Prior to joining B. Dalton, Mr. DeMatteo was the Vice President of MIS for Super Valu Inc.

     DAVID W. CARLSON is our Executive Vice President, Chief Financial Officer and Assistant Secretary. Mr. Carlson has served in the same capacities for GameStop, Inc. since its acquisition by Barnes & Noble in June 2000. Mr. Carlson has also been Vice President and Chief Financial Officer of Babbage's Etc. since its formation in November 1996. Mr. Carlson has held various positions within Barnes & Noble since 1989, including Director of Finance, Director of Accounting and Manager of Financial Reporting. Prior to 1989, Mr. Carlson held various positions with the public accounting firm of KPMG Peat Marwick.

     JOHN W. WOODSON has been our President of Strip Center Stores since June 2000. From August 1999 to June 2000, Mr. Woodson was Vice President of CompUSA.com, and from July 1997 to August 1999, he served as the Senior Vice President of Retail Marketing at Associates First Capital. Prior to that, Mr. Woodson was Vice President of Technology for Key Corp.


     LEONARD RIGGIO is a director. Since its acquisition by Barnes & Noble, Mr. Riggio has also been the Chairman of the Board of GameStop, Inc. and Chairman of the Board of Babbage's Etc., a company Mr. Riggio formed in November 1996. Mr. Riggio has also been Chairman of the Board, Chief Executive Officer and a principal stockholder of Barnes & Noble since its inception in 1986. In addition, Mr. Riggio has been Chairman of the Board of barnesandnoble.com inc. (Barnes & Noble.com) since its inception in February 1997. Since 1965, Mr. Riggio has been Chairman of the Board, Chief Executive Officer and the principal stockholder of Barnes & Noble College Bookstores, Inc., one of the largest operators of college bookstores in the country. Since 1985, Mr. Riggio has been Chairman of the Board and a principal beneficial owner of MBS Textbook Exchange, Inc., one of the nation's largest wholesalers of college textbooks.

     MICHAEL N. ROSEN is our Secretary and a director. Mr. Rosen has served in the same capacities for GameStop, Inc. since its acquisition by Barnes & Noble in June 2000. Mr. Rosen has also been Secretary of Babbage's Etc. since its acquisition by Barnes & Noble in October 1999. Mr. Rosen has been Chairman of Robinson Silverman Pearce Aronsohn & Berman LLP, counsel to our company, for more than the past five years. Mr. Rosen is also a director of Barnes & Noble and Barnes & Noble.com.

BOARD OF DIRECTORS


     Our board of directors currently consists of three directors. Within 90 days after the completion of this offering, we expect to appoint additional directors, including at least three independent directors.



     Our certificate of incorporation divides our board of directors into three classes: Class I, whose terms will expire at the annual meeting of stockholders to be held in 2003, Class II, whose terms will expire at the annual meeting of stockholders to be held in 2004, and Class III, whose terms will expire at the annual meeting of stockholders to be held in 2005. Michael N. Rosen is in Class I; R. Richard Fontaine is in Class II; and Leonard Riggio is in Class III. At each annual meeting of stockholders beginning in 2003, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.


     In addition, our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

EXECUTIVE OFFICERS

     Our executive officers are elected by our board of directors on an annual basis and serve until the next annual meeting of our board of directors or until their successors have been duly elected and qualified.

BOARD COMMITTEES


     Within 90 days after the completion of this offering, we will establish an audit committee and a compensation committee. The audit committee will select, subject to stockholders' approval, the independent public accountants to audit our annual financial statements and will establish the scope of, and oversee, the annual audit. The compensation committee will make recommendations to our board regarding the approval of employment agreements, management and consultant hiring and executive compensation.



     The audit committee and the compensation committee will each consist of three directors who meet all requirements imposed by Securities and Exchange Commission rules and regulations or rules and regulations of any exchange or trading system on which our securities are listed. The audit committee will be composed of three independent directors, each of whom will be able to read and understand fundamental financial statements, including a company's balance sheet, income statement and statement of cash flows. In addition, at least one member of the audit committee will have accounting or related financial management expertise. In keeping with New York Stock Exchange listing requirements, our board of directors will adopt a charter for our audit committee. We will file this charter at least once every three years as an appendix to the annual proxy statement that we will file with the Securities and Exchange Commission.


     Our board may establish other committees from time to time to facilitate the management of the business and affairs of our company.

COMPENSATION OF DIRECTORS

     Directors who are not employees or officers of our company or Barnes & Noble will receive compensation in amounts to be determined. In addition, we will reimburse our directors for expenses in connection with attendance at board and committee meetings. Other than with respect to reimbursement of expenses, directors who are our employees or officers will not receive additional compensation for their services as directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Following this offering, we will establish a compensation committee. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee, except that Leonard Riggio, one of our directors, is also the Chairman of the Board of Barnes & Noble and Michael Rosen, our Secretary and a director, is also the Secretary and a director of Barnes & Noble.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation limits the liability of our directors and executive officers for monetary damages for breach of their fiduciary duties to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to our company or our stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

     - any transaction from which the director derived an improper personal benefit.

     The limits on a director's or officer's liability in our certificate of incorporation do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

     The effect of these provisions will be to eliminate our rights and those of our stockholders, through stockholders' derivative suits on behalf of our company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. Our by-laws provide for indemnification of directors and officers to the maximum extent permitted by Delaware law.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     All of our stock is currently owned by Barnes & Noble and, therefore, none of our officers or directors owns any of our common stock. Our officers and directors own options to acquire our common stock.


     The following table sets forth the number of shares of Barnes & Noble common stock and currently exercisable options to purchase such stock beneficially owned on December 31, 2001 by each director and each of the executive officers named in the summary compensation table in the "Executive Compensation" section, and all of our directors and executive officers as a group. Except as otherwise noted, the individual director or executive officer or his family members had sole voting and investment power with respect to the identified securities. The total number of shares of Barnes & Noble common stock outstanding as of December 31, 2001 was 67,191,476.



                                                               SHARES BENEFICIALLY OWNED
                                                              ---------------------------
                                                              BARNES & NOBLE COMMON STOCK
                                                              ---------------------------
                                                              NUMBER OF     PERCENTAGE OF
NAME                                                          SHARES(1)         CLASS
----                                                          ----------    -------------
R. Richard Fontaine.........................................       1,307(2)         *
Daniel A. DeMatteo..........................................       1,000            *
David W. Carlson............................................       2,747(3)         *
John W. Woodson.............................................          --           --
Leonard Riggio..............................................  14,569,722(4)      21.7%
Michael N. Rosen............................................      62,000(5)         *
All directors and executive officers as a group (6
  persons)..................................................  14,636,776         21.8%


---------------
 *  Less than one percent.


(1) Includes options exercisable within 60 days following December 31, 2001.


(2) All of these shares are issuable upon exercise of stock options.

(3) Of these shares, 747 shares are issuable upon exercise of stock options.


(4) Includes (i) 2,652,334 shares owned by Barnes & Noble College Bookstores, Inc. (Mr. Riggio owns all of the voting securities of Barnes & Noble College), (ii) 1,431,500 shares owned by The Riggio Foundation, a charitable trust established by Mr. Riggio, with himself and his wife as trustees, and
    (iii) 1,318,750 shares issuable upon the exercise of stock options. The shares of common stock owned by Mr. Riggio are, and in the future may be, pledged as collateral for certain loans, including loans which were used to purchase common stock. The failure of Mr. Riggio to repay such loans, together with any sale by the pledgees of the pledged common stock, could result in a change of control of Barnes & Noble.


(5) Of these shares, 50,000 shares are issuable upon the exercise of stock options. Of the other 12,000 shares, 10,000 shares are owned by Mr. Rosen's wife and 2,000 shares are owned by Mr. Rosen's daughter. Mr. Rosen disclaims any beneficial ownership of those shares.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned during the years indicated by our chief executive officer and our other three most highly compensated executive officers. All information set forth in this table reflects compensation earned by the named individuals for services with Barnes & Noble and its subsidiaries.


                                                                                     LONG-TERM
                                                                                   COMPENSATION
                                                                                      AWARDS
                                                                              -----------------------
                                                                                           SECURITIES
                                                                              SECURITIES   UNDERLYING
                                               ANNUAL COMPENSATION            UNDERLYING    BARNES &
                                      -------------------------------------    GAMESTOP      NOBLE       ALL OTHER
NAME AND                    FISCAL     SALARY     BONUS      OTHER ANNUAL      OPTIONS      OPTIONS     COMPENSATION
PRINCIPAL POSITION           YEAR       ($)        ($)      COMPENSATION(1)   (SHS.)(8)      (SHS.)         ($)
------------------          ------    --------   --------   ---------------   ----------   ----------   ------------
R. Richard Fontaine.......   2000     $328,933         --         --           562,500          --               --
  Chief Executive            1999      302,885   $210,000         --                --       5,229       $6,048,085(2)(3)(5)
  Officer                    1998      302,885    359,417         --                --          --           20,905(2)(5)
Daniel A. DeMatteo........   2000      274,111         --         --           562,500          --               --
  President and              1999      252,404    175,000         --                --       4,358        6,040,883(2)(3)(5)
  Chief Operating            1998      252,404    306,917         --                --          --           14,873(2)(5)
  Officer
David W. Carlson..........   2000      187,962         --         --           450,000          --            6,500(2)
  Executive Vice             1999      172,500     84,000         --                --       2,988        3,762,324(2)(4)(6)
  President, Chief           1998      156,346    125,000         --                --          --           10,707(2)(6)
  Financial Officer and
  Assistant Secretary
John W. Woodson...........   2000(7)   134,615    100,000         --           450,000          --           62,820
  President of Strip         1999           --         --                           --          --               --
  Center Stores              1998           --         --         --                --          --               --


---------------
(1) None of the perquisites or other benefits paid to each named executive officer exceeded the lesser of $50,000 or 10% of the total annual salary and bonus received by each named executive officer.

(2) Includes contributions under our 401(k) plan.

(3) Includes a $6,025,000 bonus in connection with the sale of Babbage's Etc. to Barnes & Noble.

(4) Includes a $3,750,000 bonus in connection with the sale of Babbage's Etc. to Barnes & Noble.

(5) Includes insurance premiums paid by us.

(6) Includes automobile expenses paid by us.

(7) Mr. Woodson commenced employment with us in June 2000. His annual salary was $250,000 for fiscal 2000. Mr. Woodson also received a signing bonus upon the commencement of his employment with us.


(8) Reflects the issuance of replacement options previously issued to purchase shares of common stock of GameStop, Inc. and having the same economic and vesting terms as the options they replace.


GRANTS OF STOCK OPTIONS IN LAST FISCAL YEAR


     The following table shows all grants of options to acquire shares of Barnes & Noble common stock and our Class A common stock granted to the executive officers named in the summary compensation table in the "Executive Compensation" section for the year ended February 3, 2001. There were no grants of options to the named executive officers to acquire shares of Barnes & Noble common stock in fiscal 2000. The number of shares of our Class A common stock underlying the options reflects the issuance of replacement options previously issued to purchase shares of common stock of GameStop, Inc. and having the same economic and vesting terms as the options they replace. The potential realizable value is calculated based on the term of the option at its date of grant. It is calculated assuming that the fair market value of Barnes & Noble common stock and our Class A common stock on the date of grant appreciates at the indicated annual rates compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth.



                                                                                          POTENTIAL REALIZABLE
                                                                                            VALUE AT ASSUMED
                                                                                             ANNUAL RATES OF
                                           % OF                                                STOCK PRICE
                            NUMBER OF      TOTAL                                              APPRECIATION
                            SECURITIES    OPTIONS    EXERCISE     MARKET                     FOR OPTION TERM
                            UNDERLYING    GRANTED     OR BASE    PRICE ON                -----------------------
                             OPTIONS     IN FISCAL     PRICE     DATE OF    EXPIRATION       5%          10%
                             GRANTED       YEAR      ($/SHS.)     GRANT        DATE         ($)          ($)
                            ----------   ---------   ---------   --------   ----------   ----------   ----------
R. Richard Fontaine
  GameStop Class A common
     stock................   562,500       12.53%      $3.53      $3.53      12/5/10     $1,247,570   $3,161,587
Daniel A. DeMatteo
  GameStop Class A common
     stock................   562,500       12.53        3.53       3.53      12/5/10      1,247,570    3,161,587
David W. Carlson
  GameStop Class A common
     stock................   450,000       10.03        3.53       3.53      12/5/10        998,056    2,529,269
John W. Woodson
  GameStop Class A common
     stock................   450,000       10.03        3.53       3.53      12/5/10        998,056    2,529,269


FISCAL YEAR END OPTION VALUE


     The following table provides information for the executive officers named in the summary compensation table in the "Executive Compensation" section regarding exercises of options to purchase shares of Barnes & Noble common stock and options to purchase shares of our Class A common stock during the year ended February 3, 2001 and our options held as of February 3, 2001 by any of our named executive officers. There were no options to purchase shares of Barnes & Noble common stock or our Class A common stock exercised in fiscal 2000. The number of shares of our Class A common stock underlying the options reflects the issuance of replacement options previously issued to purchase shares of common stock of GameStop, Inc. and having the same economic and vesting terms as the options they replace. The values in the table have been calculated on the basis of the fair market value of the shares of Barnes & Noble common stock and our Class A common stock, as the case may be, on February 3, 2001, less the applicable exercise price.



                                                                                    VALUE OF UNEXERCISED
                                                      NUMBER OF SECURITIES          IN-THE-MONEY OPTIONS
                                                     UNDERLYING UNEXERCISED               AT FISCAL
                                                   OPTIONS AT FISCAL YEAR END          YEAR END(1)(2)
                                                   ---------------------------   ---------------------------
                                                   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                   -----------   -------------   -----------   -------------
                                                             (SHS.)                          ($)
R. Richard Fontaine
  Barnes & Noble common stock....................     1,307           3,922        $ 8,211        $24,640
  GameStop Class A common stock..................        --         562,500             --             --
Daniel A. DeMatteo
  Barnes & Noble common stock....................     1,089           3,269          6,842         20,537
  GameStop Class A common stock..................        --         562,500             --             --

                                                                                    VALUE OF UNEXERCISED
                                                      NUMBER OF SECURITIES          IN-THE-MONEY OPTIONS
                                                     UNDERLYING UNEXERCISED               AT FISCAL
                                                   OPTIONS AT FISCAL YEAR END          YEAR END(1)(2)
                                                   ---------------------------   ---------------------------
                                                   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                   -----------   -------------   -----------   -------------
                                                             (SHS.)                          ($)
David W. Carlson
  Barnes & Noble common stock....................     5,738           3,405         47,122         24,084
  GameStop Class A common stock..................        --         450,000             --             --
John W. Woodson
  Barnes & Noble common stock....................        --              --             --             --
  GameStop Class A common stock..................        --         450,000             --             --


---------------
(1) The closing price of Barnes & Noble common stock on February 3, 2001 was $25.72 per share.


(2) There was no public trading market for our common stock as of February 3, 2001. Accordingly, these values have been calculated based on our board's determination of the fair market value of the underlying shares as of February 3, 2001 of $3.53 per share, less the applicable price per share, multiplied by the number of shares.


STOCK INCENTIVE PLAN

GENERAL. We have issued stock options to our employees under our 2001 Incentive Plan. The 2001 Incentive Plan provides for the grant of options to key officers, employees, consultants, advisors and directors of our company and our parent, our subsidiaries and affiliates selected from time to time by our compensation committee. The purpose of the 2001 Incentive Plan is to assist us in attracting and retaining selected individuals to serve as directors, officers, consultants, advisors and employees who will contribute to our success and to achieve long-term objectives which will inure to the benefit of all our stockholders through the additional incentive inherent in the ownership of our Class A common stock. Awards under the 2001 Incentive Plan may take the form of stock options, including corresponding share appreciation rights ("SARs") and reload options, restricted stock awards and stock purchase awards.


OPTIONS AVAILABLE AND OUTSTANDING. A total of 13,313,250 shares of Class A common stock are currently subject to outstanding options. The maximum number of shares that may be the subject of awards under the 2001 Incentive Plan is 15,000,000 shares and in any given year, the maximum number of shares with respect to which options or SARs may be granted to any employee is 4,500,000 shares.


2001 INCENTIVE PLAN ADMINISTRATION. Our compensation committee will administer the 2001 Incentive Plan. Subject to the provisions of the 2001 Incentive Plan, the compensation committee has authority, in its sole discretion, to grant awards under the 2001 Incentive Plan, to interpret the provisions of the 2001 Incentive Plan and, subject to the requirements of applicable law, to prescribe, amend, and rescind rules and regulations relating to the 2001 Incentive Plan or any award thereunder as it may deem necessary or advisable.

OPTIONS. The 2001 Incentive Plan permits the granting of "incentive stock options" meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and "nonqualified stock options" that do not meet such requirements. The term of each option is determined by the compensation committee, but no incentive stock option may be exercised more than ten years after the date of grant. Options may also be subject to restrictions on exercise, such as exercise in periodic installments, as determined by the compensation committee. In general, the exercise price for incentive stock options must be at least equal to 100% of the fair market value of the shares on the date of the grant and the exercise price for nonqualified stock options will be determined by the compensation committee at the time of the grant. The exercise price can be paid in cash, or if approved by the compensation committee, by delivery of a promissory note, by tendering shares owned by the participant, or any combination of the foregoing. Options are not transferable except by will or the laws of descent and distribution and may generally be exercised only by the participant (or his guardian or legal representative) during his or her lifetime, provided, however, the nonqualified stock options may, under certain circumstances, be transferable to family members and trusts for the benefit of the participant or his family members. Immediately prior to the completion of this offering, we will issue options to purchase shares of our Class A common stock in replacement of options previously issued to purchase common stock of GameStop, Inc. The replacement options will have the same economic and vesting terms as the options they replace.

SHARE APPRECIATION RIGHTS. The 2001 Incentive Plan provides that SARs may be granted in connection with the grant of options. Each SAR must be associated with a specific option and must be granted at the time of grant of such option. A SAR is exercisable only to the extent the related option is exercisable. Upon the exercise of a SAR, the recipient is entitled to receive from us up to, but no more than, an amount in cash or shares equal to the excess of (i) the fair market value of one share on the date of such exercise over (ii) the exercise price of any related option, multiplied by the number of shares in respect of which such SAR shall have been exercised. Upon the exercise of a SAR, the related option, or the portion thereof in respect of which such SAR is exercised, will terminate. Upon the exercise of an option granted in tandem with a SAR, such tandem SAR will terminate.

RELOAD OPTIONS. The compensation committee may grant, concurrently with the award of any option, a reload option to purchase for cash or shares a number of shares equal to (i) the number of shares delivered by the participant to us to exercise the underlying option and (ii) the number of shares used to satisfy any tax withholding requirement incident to the exercise of the underlying option. Although an underlying option may be an incentive stock option, a reload option is not intended to qualify as an incentive stock option. A reload option will have the same expiration date as the underlying option and an exercise price equal to the fair market value of the shares on the date the underlying option is exercised. A reload option is exercisable six months from the date of grant.

RESTRICTED STOCK. The compensation committee may award restricted shares under the 2001 Incentive Plan. Restricted shares give a participant the right to receive shares subject to a risk of forfeiture based upon certain conditions. The forfeiture restrictions on the shares may be based upon performance standards, length of service or other criteria as the compensation committee may determine. Until all restrictions are satisfied, lapsed or waived, we will maintain custody over the restricted shares but the participant will be able to vote the shares and will be entitled to all distributions paid with respect to the shares, as provided by the compensation committee. During such restrictive period, the restricted shares may not be sold, assigned, transferred, pledged or otherwise encumbered. Upon termination of employment, the participant forfeits the right to the shares to the extent the applicable performance standards, length of service requirements, or other measurement criteria have not been met.

STOCK PURCHASE AWARDS. The 2001 Incentive Plan also permits the grant of stock purchase awards. Participants who are granted a stock purchase award are provided with a loan to enable them to pay the purchase price for the shares acquired pursuant to the award. The compensation committee will determine the term of a stock purchase loan. The purchase price of shares acquired with a stock purchase loan is the price equal to the fair market value on the date of the award. The 2001 Incentive Plan provides that up to 100% of the stock purchase loan may be forgiven over the loan term subject to such terms and conditions as the compensation committee shall determine, provided that the participant has not resigned as an employee of our company. At the end of the loan term, the unpaid balance of the stock purchase loan will be due and payable. The compensation committee will determine the interest rate, if any, on a stock purchase loan. Stock purchase loans will be secured by a pledge to us of the shares purchased pursuant to the stock purchase award and such loans will be recourse or non-recourse as determined by the compensation committee.

ANTIDILUTION PROVISIONS. The compensation committee may adjust the number of shares authorized to be issued under the 2001 Incentive Plan and subject to outstanding awards (and the grant or exercise price thereof) to prevent dilution or enlargement of rights in the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities, the issuance of warrants or other rights to purchase shares or other securities, or other similar capitalization change.

TERMINATION AND AMENDMENT. The 2001 Incentive Plan will terminate by its terms and without any action by the Board of Directors in 2011. No awards may be made after that date. Awards outstanding on such termination date will remain valid in accordance with their terms.

     The compensation committee may alter, amend, suspend or terminate the 2001 Incentive Plan as it deems advisable, subject to any requirement for stockholder approval imposed by applicable law, including Sections 162(m) and 422 of the Code, or any rule of any stock exchange or quotation system on which shares are listed or quoted; provided that the compensation committee may not amend the 2001 Incentive Plan, without the approval of our stockholders, to increase the number of shares that may be the subject of options under the 2001 Incentive Plan.

OPTIONS GRANTED

     The following table sets forth the number of shares of our Class A common stock subject to options that will be outstanding upon completion of this offering by the directors, named executive officers and all of our officers and directors as a group:


                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Leonard Riggio..............................................  4,500,000
R. Richard Fontaine.........................................    562,500
Daniel A. DeMatteo..........................................    562,500
David W. Carlson............................................    450,000
John W. Woodson.............................................    450,000
All of our current executive officers and directors, as a
  group (5 persons).........................................  6,525,000


     Because outstanding options may be forfeited upon the occurrence of certain events, such as termination of employment, and because we intend to award options on a discretionary basis in the future, we cannot determine the number of shares that may be purchased under the plan by our executive officers.

                             PRINCIPAL STOCKHOLDER


     Prior to this offering of Class A common stock, all of the outstanding shares of our common stock were owned indirectly by Barnes & Noble, a publicly held company that is listed on the New York Stock Exchange under the symbol "BKS." Except for Barnes & Noble, no one owns any shares of our common stock at this time. After the offering, Barnes & Noble will beneficially own 100% of the outstanding Class B common stock, which will represent 95.2% of the combined voting power of all classes of our voting stock, or 94.5% of the combined voting power of all classes of our voting stock if the underwriters exercise their over-allotment option in full. Leonard Riggio, one of our directors, currently has options to purchase 4,500,000 shares of our Class A common stock, which, upon exercise, would represent 7.7% of our outstanding common stock. All of our executive officers and directors as a group currently have options to acquire an aggregate of 6,525,000 shares of our Class A common stock, of which 5,175,000 shares of Class A common stock are currently exercisable, which, upon exercise, would represent 8.7% of our outstanding common stock. Except for Barnes & Noble and Leonard Riggio, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following the offering. As of December 31, 2001, Leonard Riggio owned approximately 21.7% of the outstanding common stock of Barnes & Noble.

                              CERTAIN TRANSACTIONS

AGREEMENTS WITH BARNES & NOBLE

     Prior to the consummation of this offering, we will enter into various agreements with Barnes & Noble relating to our relationship with Barnes & Noble following the completion of this offering.

SEPARATION AGREEMENT

     We will enter into a "separation agreement" with Barnes & Noble, which governs our respective rights and duties with respect to this offering and the possible distribution to Barnes & Noble stockholders of its shares of our capital stock, if any, and contains covenants designed to facilitate such a distribution and to protect its intended tax-free nature. However, we cannot assure you as to whether or when such a distribution will occur.

     If Barnes & Noble decides to pursue a distribution to its stockholders, we have agreed that we will cooperate with Barnes & Noble in all respects to accomplish a distribution and, at Barnes & Noble's direction, promptly take all actions necessary or desirable to effect a distribution to Barnes & Noble stockholders, including the registration under the Securities Act of 1933, as amended, of Barnes & Noble's shares of our capital stock.

     We have also agreed that, as a result of the ownership by Barnes & Noble of a significant portion of our common stock and in order for Barnes & Noble to pursue a distribution to Barnes & Noble stockholders of our common stock which would qualify as a tax-free distribution under Section 355 of the Code to Barnes & Noble and its stockholders (Section 355 distribution), we will not take certain actions without the approval of Barnes & Noble, including:

     - issuing or agreeing to issue shares of our capital stock in an amount that would result in Barnes & Noble ceasing to own an amount of our capital stock which constitutes "control" for purposes of Section 368(c) of the Code or any successor statute or provision, as such definition may be amended from time to time;

     - until two years after a Section 355 distribution, entering into or permitting any transaction or series of transactions which would result in a person or persons acquiring or having the right to acquire shares of our capital stock that would comprise 50% or more of either the value of all outstanding shares of our capital stock or the total combined voting power of our outstanding voting stock; and

     - until two years after a Section 355 distribution, liquidating, disposing of, or otherwise discontinuing the conduct of any portion of our active trade or business.

     We have generally agreed to indemnify Barnes & Noble and its affiliates against any and all tax-related losses incurred by Barnes & Noble in connection with any proposed tax assessment or tax controversy with respect to a Section 355 distribution to Barnes & Noble stockholders to the extent caused by any breach by us of any of our representations, warranties or covenants made in the separation agreement. This indemnification does not apply to actions which Barnes & Noble permits us to take as a result of a determination under the tax-related covenants described above.

     In addition, we have agreed that, so long as Barnes & Noble owns at least 50% of our existing common stock, we will not, without their approval:

     - take any action which has the effect of limiting Barnes & Noble's ability to freely sell, pledge or otherwise dispose of shares of our common stock or limiting the legal rights of or denying any benefit to Barnes & Noble as a stockholder of us in a manner not applicable to our stockholders generally;

     - issue any shares of common stock or any rights, warrants or options to acquire our common stock, if after giving effect to such issuance, Barnes & Noble would own less than 50% of the then outstanding shares of our common stock; or

     - to the extent that Barnes & Noble is a party to, or enters into, any agreements that provide that actions of its subsidiaries may result in its being in breach or default under any agreement, and we have been advised of the existence of these agreements, take any actions that may result in Barnes & Noble being in breach or default.

     In addition, we have agreed that, for so long as Barnes & Noble is required to consolidate our results of operations and financial position or account for its investment in our company, we will (1) provide Barnes & Noble with financial information regarding our company and our subsidiaries, copies of all quarterly and annual financial information and other reports and documents we intend to file with the SEC prior to such filings, as well as final copies upon filing and copies of our budgets and financial projections, as well as the opportunity to meet with our management to discuss such budgets and projections; (2) consult with Barnes & Noble regarding the timing and content of earnings releases; (3) cooperate fully, and cause our accountants to cooperate fully, with Barnes & Noble in connection with any of its public filings; (4) use our best efforts to enable our auditors to complete their audit of our financial statements such that they will date their opinion the same date that they date their opinion on Barnes & Noble's financial statements; (5) provide to Barnes & Noble and its auditors all information required for Barnes & Noble to meet its schedule for the filing and distribution of its financial statements; (6) make available to Barnes & Noble and its auditors work papers related to the annual audit of our company as well as access to the personnel who perform the annual audit and our and our subsidiaries' books and records so that Barnes & Noble and its auditors may conduct reasonable audits relating to our financial statements; (7) adhere to generally accepted accounting principles, applied in a manner consistent with Barnes & Noble; and (8) notify and consult with Barnes & Noble regarding any changes to our accounting principles.

     We have generally agreed to indemnify Barnes & Noble and its affiliates against all liabilities arising out of any incorrect, inaccurate or incomplete financial or other information we provide to Barnes & Noble pursuant to the terms of the separation agreement.

INSURANCE AGREEMENT


     We will enter into an "insurance agreement" with Barnes & Noble, pursuant to which Barnes & Noble will allow us to participate in Barnes & Noble's worker's compensation, property and general liability insurance programs. We will reimburse Barnes & Noble for our pro rata share of the cost of providing these insurance programs. In fiscal 2000, as a subsidiary of Barnes & Noble, Barnes & Noble allocated approximately $632,000 to us in relation to our insurance program. For the first 39 weeks of fiscal 2001, Barnes & Noble allocated approximately $940,000 to us in relation to our insurance program.


     The insurance agreement will remain in force unless terminated:

     - by mutual agreement of us and Barnes & Noble;

     - by us, as to all or any portion of the services upon not less than 60 days' prior notice;

     - by Barnes & Noble upon not less than 180 days' prior notice;

     - by either us or Barnes & Noble because of an uncured default by either of us;

     - by declaration of the agreement's invalidity under applicable law or force majeure; or

     - automatically, in the event of the bankruptcy or a change of control of either us or Barnes & Noble.

OPERATING AGREEMENT


     We will enter into an "operating agreement" with Barnes & Noble, pursuant to which we will operate the existing video game departments in 12 Barnes & Noble stores. We will pay Barnes & Noble a licensing fee equal to 7.0% of the aggregate gross sales of each such department. In fiscal 2000 and for the first 39 weeks of fiscal 2001, Barnes & Noble allocated approximately $886,000 and $627,000, respectively, to us in connection with our operation of such departments in Barnes & Noble stores.

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

     The operating agreement will remain in force unless terminated:

     - by mutual agreement of us and Barnes & Noble;

     - automatically, in the event that we no longer operate any department within Barnes & Noble's stores;

     - by us or Barnes & Noble, with respect to any department, upon not less than 30 days prior notice;

     - by Barnes & Noble because of an uncured default by us;

     - automatically, with respect to any department, if the applicable store lease in which we operate that department expires or is terminated prior to its expiration date; or

     - automatically, in the event of the bankruptcy or a change in control of either us or Barnes & Noble.

TAX DISAFFILIATION AGREEMENT

     We will enter into a "tax disaffiliation agreement" with Barnes & Noble which governs the allocation of federal, state, local and foreign tax liabilities and contains agreements with respect to other tax matters arising prior to and after the date of this offering. The tax disaffiliation agreement becomes effective at the time of the offering and, among other things, sets forth the procedures for amending returns filed prior to the date of this offering, tax audits and contests and record retention. In general, we are responsible for filing and paying our separate taxes for periods after the offering and Barnes & Noble is responsible for filing and paying its separate taxes for periods after the offering. In general, with respect to consolidated or combined returns that include Barnes & Noble and us prior to the offering, Barnes & Noble is responsible for filing and paying the related tax liabilities and will retain any related tax refunds.

     Under the tax disaffiliation agreement, without the prior written consent of Barnes & Noble, we may not amend any tax return for a period in which we were a member of Barnes & Noble's consolidated tax group. Barnes & Noble has the sole right to represent the interests of its consolidated tax group, including our company, in any tax audits, litigation or appeals that involve, directly or indirectly, periods prior to the time that we ceased to be a member of their consolidated tax group (the date of this offering), unless we are solely liable for the taxes at issue and any redetermination of taxes would not result in any additional tax liability or detriment to any member of Barnes & Noble's consolidated tax group. In addition, we and Barnes & Noble have agreed to provide each other with the cooperation and information reasonably requested by the other in connection with the preparation or filing of any amendment to any tax return, the determination and payment of any amounts owed relating to periods prior to the date of this offering and in the conduct any tax audits, litigation or appeals.

     We and Barnes & Noble have agreed to indemnify each other for tax or other liabilities resulting from the failure to pay any taxes required to be paid under the tax disaffiliation agreement, tax or other liabilities resulting from negligence in supplying inaccurate or incomplete information or the failure to cooperate with the preparation of any tax return or the conduct of any tax audits, litigation or appeals. The tax disaffiliation agreement requires us to retain records, documents and other information necessary for the audit of tax returns relating to periods prior to the date we ceased to be a member of Barnes & Noble's consolidated tax group and to provide reasonable access to Barnes & Noble with respect to such records, documents and information.

REGISTRATION RIGHTS AGREEMENT

     In the event that Barnes & Noble does not divest itself of all of its shares of our common stock in a distribution, Barnes & Noble could not freely sell all of its shares without registration under the Securities Act. Accordingly, we will enter into a registration rights agreement with Barnes & Noble to provide it with registration rights relating to the shares of our common stock which it holds.

     The registration rights agreement provides Barnes & Noble with registration rights relating to the shares of our common stock held by Barnes & Noble immediately after this offering and any shares of our common stock Barnes & Noble acquires thereafter. Barnes & Noble is able to require us to register under the Securities Act all or any portion of our shares covered by the registration rights agreement. In addition, the registration rights agreement provides for various piggyback registration rights for Barnes & Noble. Whenever we propose to register any of our securities under the Securities Act for ourselves or others, subject to customary exceptions, we must provide prompt notice to Barnes & Noble and include in that registration all shares of our stock which Barnes & Noble owns and requests to be included.

     The registration rights agreement sets forth customary registration procedures, including an agreement by us to make available our senior management for roadshow presentations. All registration expenses incurred in connection with any registration, other than underwriting commissions, will be paid by us. In addition, we are required to reimburse Barnes & Noble for the fees and disbursements of its outside counsel retained in connection with any such registration. The registration rights agreement also imposes customary indemnification and contribution obligations on us for the benefit of Barnes & Noble and any underwriters, although Barnes & Noble must indemnify us for any liabilities resulting from information provided by Barnes & Noble.

     Barnes & Noble's rights under the registration rights agreement remain in effect with respect to the shares covered by the agreement until:

     - those shares have been sold under an effective registration statement under the Securities Act;

     - those shares have been sold to the public under Rule 144 under the Securities Act; or

     - those shares have been transferred in a transaction where a subsequent public distribution of those shares would not require registration under the Securities Act.

INTERCOMPANY LOAN


     Barnes & Noble incurred an aggregate of approximately $202.4 million of indebtedness in connection with its acquisition of Babbage's Etc. LLC in October 1999 and an aggregate of approximately $159.1 million of indebtedness in connection with its acquisition of Funco, Inc. (now known as GameStop, Inc.) in June 2000, for an aggregate of approximately $361.5 million of indebtedness. Barnes & Noble and we have treated this amount plus additional amounts that Barnes & Noble has provided from time to time to fund our operations as an intercompany loan owed to Barnes & Noble by us. Immediately prior to the closing of this offering, Barnes & Noble will contribute to us as additional paid-in capital the difference between the aggregate amount of the intercompany loan balance and $250.0 million. This $250.0 million will be evidenced by a demand note and repaid with a portion of the net proceeds from this offering. We expect the capital contribution by Barnes & Noble to be approximately $150.0 million as of the closing of this offering.


RELATIONSHIP WITH BARNES & NOBLE.COM

     On May 1, 2001, we entered into an agreement with barnesandnoble.com llc, a company in which Barnes & Noble owns an approximately 36% interest, pursuant to which we sell video game products and PC entertainment software through barnesandnoble.com's web site. We pay barnesandnoble.com a referral fee equal to approximately 7.5% of our net sales revenue resulting from purchases made through their web site.

OTHER RELATIONSHIPS


     In October 1999, Barnes & Noble acquired Babbage's Etc. for $208.7 million from the owners of Babbage's Etc., which included Leonard Riggio, R. Richard Fontaine and Daniel A. DeMatteo. If our earnings before interest, taxation and amortization for fiscal 2001 meet or exceed $54.3 million, then Barnes & Noble will make an additional payment to the former owners of Babbage's Etc. of approximately $10.0 million in 2002.



     In fiscal 2001, we purchased approximately $125,000 of merchandise from Barnes & Noble.


     Michael N. Rosen, our Secretary and one of our directors, is the Chairman of Robinson Silverman Pearce Aronsohn & Berman LLP. This law firm represents Barnes & Noble and its subsidiaries, including us. Mr. Rosen is also the Secretary and a director of Barnes & Noble.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     At the time of the offering, our authorized capital stock will consist of:


     - 300,000,000 shares of Class A common stock, par value $.001 per share,



     - 100,000,000 shares of Class B common stock, par value $.001 per share;
       and



     - 5,000,000 shares of preferred stock, par value $.001 per share.



     Of the authorized shares of Class A common stock, 18,055,555 shares are being offered hereby, or 20,763,888 shares if the underwriters exercise their
over-allotment option in full. Of the           authorized shares of Class B
common stock, on the closing date 36,009,000 shares will be outstanding and held by a wholly-owned subsidiary of Barnes & Noble. The material terms and provisions of our certificate of incorporation affecting the relative rights of the Class A common stock and the Class B common stock are described below. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to the forms of our certificate of incorporation and by-laws filed with the registration statement of which this prospectus forms a part, and to the Delaware General Corporation Law.


COMMON STOCK

VOTING RIGHTS. The holders of Class A common stock and Class B common stock generally have identical rights except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders. Holders of shares of Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our certificate of incorporation generally must be approved by at least 80% of the combined voting power of all Class A common stock and Class B common stock voting together as a single class. However, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A common stock or the Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

DIVIDENDS. Holders of Class A common stock and Class B common stock will share in an equal amount per share in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Class A common stock and Class B common stock may be paid only as follows: (1) shares of Class A common stock may be paid only to holders of Class A common stock and shares of Class B common stock may be paid only to holders of Class B common stock; and (2) shares shall be paid proportionally with respect to each outstanding share of Class A common stock and Class B common stock.

CONVERSION. Each share of Class B common stock is convertible while held by Barnes & Noble or any of its subsidiaries, excluding us, at the option of the holder into one share of Class A common stock. Following any distribution of Class B common stock to stockholders of Barnes & Noble in a transaction, including any distribution intended to qualify as a tax-free distribution under
Section 355 of the Code, or any successor statute, shares of Class B common stock will no longer be convertible into shares of Class A common stock.

     Prior to any tax-free distribution, any shares of Class B common stock transferred to a person other than Barnes & Noble or any of its affiliates, excluding us, will automatically be converted into shares of

Class A common stock. Shares of Class B common stock transferred to Barnes & Noble's stockholders in any tax-free distribution will not be converted into shares of Class A common stock. In addition, following any tax-free distribution, shares of Class B common stock will be transferable as Class B common stock, subject to applicable laws.

     All shares of Class B common stock will automatically be converted into Class A common stock if:

     - a tax-free distribution has not occurred; and

     - the number of outstanding shares of Class B common stock owned by Barnes & Noble, together with its affiliates, excluding us, falls below 50% of the aggregate number of outstanding shares of our common stock.


     This automatic conversion of Class B common stock into Class A common stock will prevent Barnes & Noble from decreasing its economic interest in us to less than 50% while still retaining control of more than 80% of the voting power for our capitalized stock. All conversions will be effected on a share-for-share basis.


OTHER RIGHTS. On our liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of either class of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock. Upon consummation of the offering, all the outstanding shares of Class A common stock and Class B common stock will be legally issued, fully paid and nonassessable.

PREFERRED STOCK


     Under our certificate of incorporation, our board of directors has the authority, without further action by stockholders, to designate up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock also could have the effect of delaying, deterring or preventing a change in control of our company. We have no present plans to issue any additional shares of preferred stock.


ANTI-TAKEOVER PROVISIONS

CERTIFICATE OF INCORPORATION AND BY-LAWS PROVISIONS. Our certificate of incorporation and by-laws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. Our certificate of incorporation contains a provision expressly stating that we are not subject to Section 203 of the Delaware General Corporation Law, which would otherwise restrict certain transactions with an interested stockholder.

CLASSIFIED BOARD OF DIRECTORS

     Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our board of directors are to be elected each year. These provisions, when coupled with the provision of our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS

     Our by-laws and certificate of incorporation further provide that special meetings of our stockholders may be called only by the Chairman of the Board of directors or a majority of the board of directors. Our certificate of incorporation provides that until Barnes & Noble and its affiliates beneficially own less than 50% of the voting power of our then outstanding shares of voting stock, actions required or permitted to be taken by our stockholders may be effected by written consent.


     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Following this offering, Barnes & Noble, as the owner of approximately 66.6% of our outstanding common stock, will, on its own, be able to cause us to amend our certificate of incorporation and by-laws.


AUTHORIZED BUT UNISSUED SHARES

     The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

LISTING


     We have applied to have our Class A common stock listed on the New York Stock Exchange under the symbol "GME."


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is The Bank of New York, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, 18,055,555 shares of our Class A common stock will be outstanding, or 20,763,888 shares if the underwriters exercise their over-allotment option in full. All of these shares, constituting the shares sold in this offering, will be freely tradable without restriction or further registration under the Securities Act, unless held by an affiliate of our company as that term is defined in Rule 144 under the Securities Act.


     The shares of our Class B common stock that will be held by Barnes & Noble after the offering, and any shares issuable upon conversion of such Class B Common Stock, will constitute restricted securities within the meaning of Rule 144.

     In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person or persons whose shares of common stock are aggregated, including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

     - one percent of the then-outstanding shares of common stock; and

     - the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

     Sales under Rule 144 are also subject to restrictions as to the manner of sale, notice requirements and the availability of current public information about us.


     In connection with this offering, our officers, directors and other members of senior management and the Barnes & Noble subsidiary that is the record holder of our Class B common stock have agreed that, subject to various exceptions, for a period of 180 days after the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. Upon expiration of the lock-up period, 5,781,627 shares of our Class A common stock that are issuable upon exercise of options granted pursuant to our 2001 Incentive Plan will be available for sale. Salomon Smith Barney in its sole discretion may release any or all of the securities subject to these lock-up agreements at any time without public notice. In addition, there are 155,448 shares of our Class A common stock issuable upon exercise of currently exercisable stock options that were granted under our 2001 Incentive Plan that may be sold following this offering. An additional 7,376,175 shares of our Class A common stock will be issuable upon exercise of stock options which vest and become exercisable over the next three years and an additional 1,686,750 shares of Class A common stock are available for issuance under our 2001 Incentive Plan.


     Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares of Class A common stock reserved or to be available for issuance under our 2001 Incentive Plan. Shares of Class A common stock issued under the 2001 Incentive Plan generally will be available for sale in the open market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates, unless those shares are subject to vesting restrictions or the contractual restrictions described above.

     Prior to this offering, there has been no public market for our Class A common stock. No information is currently available and we cannot predict the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Class A common stock prevailing from time to time. Sales of substantial amounts of Class A common stock, including shares issuable upon the exercise of stock options or upon conversion of shares of Class B common stock, in the public market after the lapse of the restrictions described above, or the perception that these sales may occur, could materially adversely affect the prevailing market prices for the Class A common stock and our ability to raise equity capital in the future.

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a non-U.S. holder. As used in this discussion, the term non-U.S. holder means a beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes:

     - an individual who is a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury Regulations;

     - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

     An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

     This discussion does not consider:

     - U.S. state and local or non-U.S. tax consequences;


     - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership or trust where the U.S. tax consequences of holding and disposing of our Class A common stock may be affected by certain determinations made at the partner or beneficiary level;


     - the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

     - special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

     - special tax rules that may apply to a non-U.S. holder that holds our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment.

     The following discussion is based on provisions of the Code, applicable U.S. Treasury Regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our Class A common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR CLASS A COMMON STOCK.

DIVIDENDS

     We do not anticipate paying cash dividends on our Class A common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our Class A common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.


     Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, generally are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a branch profits tax may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.


     With respect to the withholding of U.S. federal income tax on the payment of dividends, a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

     - in the case of Class A common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

     - in the case of Class A common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a foreign complex trust, foreign simple trust, or foreign grantor trust as defined in the U.S. Treasury Regulations; and

     - look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

     A non-U.S. holder which is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury Regulations and the certification requirements applicable to it.

     A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

     A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our Class A common stock unless:

     - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, unless an applicable treaty provides otherwise, and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

     - the non-U.S. holder is an individual who holds our Class A common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; or

     - we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our Class A common stock.

     Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX


     We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. Under some circumstances, U.S. Treasury Regulations require additional information reporting and backup withholding presently at a rate of 30% on some payments on common stock.



     Under currently applicable law, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury Regulations generally will be reduced by backup withholding presently at a rate of 30%.



     The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be reported to the U.S. Internal Revenue Service and reduced by backup withholding presently at a rate of 30% unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a broker will not be reduced by backup withholding or reported to the U.S. Internal Revenue Service unless the broker is a U.S. person or a non-U.S. person that is either a "controlled foreign corporation" for U.S. federal income tax purposes or a person 50% or more of whose gross income from all sources for a three-year testing period was effectively connected with a United States trade or business. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a non-U.S. person that is either a "controlled foreign corporation" for U.S. federal income tax purposes or a person 50% or more of whose gross income from all sources for a three-year testing period was effectively connected with a United States trade or business will be reported to the U.S. Internal Revenue Service and may be reduced by backup withholding presently at a rate of 30%, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary.



     Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.


     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information or appropriate claim for refund is furnished to the U.S. Internal Revenue Service.

                                  UNDERWRITING

     Salomon Smith Barney Inc. and UBS Warburg LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each underwriter, the number of shares set forth opposite its name below:


UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Salomon Smith Barney Inc. ..................................
UBS Warburg LLC.............................................
SunTrust Capital Markets, Inc...............................
William Blair & Company, L.L.C..............................

          Total.............................................


     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not
to exceed of $     per share. The underwriters may allow, and dealers may
reallow, a concession not to exceed $     per share on sales to other dealers.
If all the shares are not sold at the initial offering price, the representatives may change the public offering price and other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.


     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,708,333 additional shares of our Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.



     We, our officers, directors and other members of senior management and the Barnes & Noble subsidiary that is the record holder of our Class B common stock have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our Class A common stock or any securities convertible into, or exercisable or exchangeable for, our Class A common stock. Salomon Smith Barney, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.



     At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.


     Prior to this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price for the shares was determined by negotiation between us and the representatives. Among the factors considered in determining the initial public offering price were: our record of operations; our current financial condition; our future prospects; our markets; the economic conditions in and future prospects for the industry in which we compete; our management; and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company.

     We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our Class A common stock will develop and continue after this offering.


     We have applied to have our Class A common stock listed on the New York Stock Exchange under the symbol "GME." The underwriters have undertaken to sell shares of Class A common stock to a minimum of 2,000 beneficial owners in lots of 100 or more shares to meet the New York Stock Exchange distribution requirements for trading.


     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Class A common stock.

                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per Share...................................................   $               $
Total.......................................................   $               $

     In connection with this offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the Class A common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.


     Any of these activities may have the effect of preventing or retarding a decline in the market price of the Class A common stock. They may also cause the price of the Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.



     We estimate that our portion of the total expenses of this offering will be $1,450,000.



     From time to time, Salomon Smith Barney and its affiliates have provided, and may continue to provide, investment banking services, investment trading services and general financing and banking services to Barnes & Noble, for which they receive customary fees. Salomon Smith Barney and its affiliates may in the future perform various similar investment banking and advisory services for us from time to time, for which we will pay them customary fees.

     We and Barnes & Noble have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     The validity of the shares of Class A common stock offered hereby will be passed upon for us by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104, and for the underwriters by Mayer, Brown & Platt, 190 South LaSalle Street, Chicago, Illinois 60603. Michael
N. Rosen, the Chairman of Robinson Silverman Pearce Aronsohn & Berman LLP, is our Secretary and a director.

                                    EXPERTS


     The consolidated financial statements of GameStop Corp. included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the registration statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.


     The consolidated financial statements of Funco, Inc. at April 2, 2000 and March 28, 1999, and for each of the three years in the period ended April 2, 2000, appearing in this prospectus and in the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits and schedules thereto) under the Securities Act and the rules and regulations thereunder, for the registration of the Class A common stock offered hereby. This prospectus is part of the registration statement. This prospectus does not contain all the information included in the registration statement because we have omitted parts of the registration statement as permitted by the Securities and Exchange Commission's rules and regulations. For further information about us and our capital stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

     You can inspect and copy all or any portion of the registration statements or any reports, statements or other information we file at the public reference facility maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies are available for a copying fee. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the operation of the public reference rooms. In addition, the registration statement is publicly available through the Securities and Exchange Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. We will also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission. We intend to furnish to our stockholders annual reports containing audited financial statements for each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                PAGE
                                                                ----
GAMESTOP CORP. CONSOLIDATED FINANCIAL STATEMENTS:

Independent Auditors' Report................................     F-2

Consolidated Financial Statements:
  Balance Sheets............................................     F-3
  Statements of Operations..................................     F-4
  Statements of Stockholders' Equity (Deficit)..............     F-5
  Statements of Cash Flows..................................     F-6
  Notes to Consolidated Financial Statements................     F-7
FUNCO, INC. CONSOLIDATED FINANCIAL STATEMENTS:

Independent Auditors' Report................................    F-18

Consolidated Financial Statements:
  Balance Sheets............................................    F-19
  Statements of Income......................................    F-20
  Statement of Shareholders' Equity.........................    F-21
  Statements of Cash Flows..................................    F-22
  Notes to Consolidated Financial Statements................    F-23

[The following report is in the form that will be signed upon the effectiveness of the registration statement of which this prospectus is a part.]



                                          /s/ BDO Seidman, LLP

                                          --------------------------------------

                                          BDO SEIDMAN, LLP


                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Stockholder of

GameStop Corp.

Grapevine, Texas


     We have audited the accompanying consolidated balance sheets of GameStop Corp. as of January 29, 2000 and February 3, 2001 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the 13 weeks ended January 29, 2000, and 53 weeks ended February 3, 2001 (Successor Company) and the 52 weeks ended January 30, 1999 and 39 weeks ended October 30, 1999 (Predecessor Company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GameStop Corp. as of January 29, 2000 and February 3, 2001 and the results of its operations and its cash flows for the 13 weeks ended January 29, 2000, and 53 weeks ended February 3, 2001 (Successor Company) and the 52 weeks ended January 30, 1999 and 39 weeks ended October 30, 1999 (Predecessor Company) in conformity with accounting principles generally accepted in the United States of America.


     As discussed in Note 2 of the consolidated financial statements, the Predecessor Company was acquired on October 30, 1999 in a business combination accounted for as a purchase. As a result, the consolidated financial statements of the Successor Company are presented on a new basis of accounting from the consolidated financial statements of the Predecessor Company and, therefore, are not comparable.


Dallas, Texas


March 22, 2001

                                 GAMESTOP CORP.


                          CONSOLIDATED BALANCE SHEETS


                                                                                                             NOVEMBER 3,
                                                                                                                 2001
                                                      JANUARY 29,        FEBRUARY 3,        NOVEMBER 3,       PRO FORMA
                                                          2000               2001               2001          (NOTE 13)
                                                    ----------------   ----------------   ----------------   ------------
                                                                                                    (UNAUDITED)
                                                                               (IN THOUSANDS)
ASSETS:
Current assets:
  Cash and cash equivalents.......................      $  6,612           $  8,641           $  7,982         $  7,982
  Receivables, net................................         2,423              3,726              5,263            5,263
  Merchandise inventories.........................        69,391            108,853            211,822          211,822
  Prepaid expenses and other current assets.......           896             13,682              8,035            8,035
  Deferred taxes..................................         3,093              3,533              4,825            4,825
                                                        --------           --------           --------         --------
         Total current assets.....................        82,415            138,435            237,927          237,927
                                                        --------           --------           --------         --------
Property and equipment:
  Leasehold improvements..........................        11,373             20,874             25,640           25,640
  Fixtures and equipment..........................        17,019             45,236             54,956           54,956
                                                        --------           --------           --------         --------
                                                          28,392             66,110             80,596           80,596
  Less accumulated depreciation and
    amortization..................................         1,926             14,742             28,756           28,756
                                                        --------           --------           --------         --------
         Net property and equipment...............        26,466             51,368             51,840           51,840
                                                        --------           --------           --------         --------
Goodwill, net.....................................       197,280            319,418            311,075          311,075
Other noncurrent assets...........................         1,761                536                551              551
                                                        --------           --------           --------         --------
         Total other assets.......................       199,041            319,954            311,626          311,626
                                                        --------           --------           --------         --------
         Total assets.............................      $307,922           $509,757           $601,393         $601,393
                                                        ========           ========           ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT):
Current liabilities:
  Accounts payable................................      $ 89,606           $102,837           $144,354         $144,354
  Accrued liabilities.............................        21,584             37,011             42,720           42,720
                                                        --------           --------           --------         --------
         Total current liabilities................       111,190            139,848            187,074          187,074
                                                        --------           --------           --------         --------
Payable to Barnes & Noble, Inc....................       203,613            385,148            440,743          250,000
Deferred taxes....................................           331              2,862              3,098            3,098
Other long-term liabilities.......................         1,363              2,196              2,455            2,455
                                                        --------           --------           --------         --------
                                                         205,307            390,206            446,296          255,553
                                                        --------           --------           --------         --------
         Total liabilities........................       316,497            530,054            633,370          442,627
                                                        --------           --------           --------         --------
Stockholders' equity (deficit):
  Preferred stock -- authorized 5,000 shares; no
    shares issued or outstanding..................            --                 --                 --               --
  Class A common stock -- $.001 par value;
    authorized 300,000 shares; no shares issued
    and outstanding...............................            --                 --                 --               --
  Class B common stock -- $.001 par value;
    authorized 100,000 shares; 36,009 shares
    issued and outstanding........................            36                 36                 36               36
  Additional paid-in-capital......................       (15,902)           (15,902)           (15,902)         174,841
  Retained earnings (deficit).....................         7,291             (4,431)           (16,111)         (16,111)
                                                        --------           --------           --------         --------
         Total stockholders' equity (deficit).....        (8,575)           (20,297)           (31,977)         158,766
                                                        --------           --------           --------         --------
         Total liabilities and stockholders'
           equity (deficit).......................      $307,922           $509,757           $601,393         $601,393
                                                        ========           ========           ========         ========


          See accompanying notes to consolidated financial statements.

                                 GAMESTOP CORP.


                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                     PREDECESSOR COMPANY                        SUCCESSOR COMPANY
                                  -------------------------   -----------------------------------------------------
                                   52 WEEKS      39 WEEKS      13 WEEKS      53 WEEKS          39 WEEKS ENDED
                                     ENDED         ENDED         ENDED         ENDED      -------------------------
                                  JANUARY 30,   OCTOBER 30,   JANUARY 29,   FEBRUARY 3,   OCTOBER 28,   NOVEMBER 3,
                                     1999          1999          2000          2001          2000          2001
                                  -----------   -----------   -----------   -----------   -----------   -----------
                                                                                                 (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales...........................   $465,166      $329,392      $223,748      $756,697      $429,643      $606,927
Cost of sales...................    350,475       246,865       174,808       570,995       318,634       450,630
                                   --------      --------      --------      --------      --------      --------
  Gross profit..................    114,691        82,527        48,940       185,702       111,009       156,297
Selling, general and
  administrative expenses.......     84,644        68,112        29,895       157,491       104,118       135,743
Acquisition incentive bonuses...         --        26,789            --            --            --            --
Depreciation and amortization...      4,805         4,475         1,926        12,974         8,651        14,023
Amortization of goodwill........         --            --         1,687         9,223         6,475         8,343
                                   --------      --------      --------      --------      --------      --------
  Operating earnings (loss).....     25,242       (16,849)       15,432         6,014        (8,235)       (1,812)
Interest income.................       (431)         (169)         (224)          (58)          (58)           --
Interest expense................      3,975         1,141         3,347        23,469        16,072        15,450
                                   --------      --------      --------      --------      --------      --------
  Earnings (loss) before income
     tax expense (benefit)......     21,698       (17,821)       12,309       (17,397)      (24,249)      (17,262)
Income tax expense (benefit)....        582           100         5,018        (5,675)       (8,963)       (5,582)
                                   --------      --------      --------      --------      --------      --------
  Net earnings (loss)...........   $ 21,116      $(17,921)     $  7,291      $(11,722)     $(15,286)     $(11,680)
                                   ========      ========      ========      ========      ========      ========
Earnings (loss) before income
  taxes.........................     21,698       (17,821)
Pro forma income tax expense
  (benefit).....................      8,738        (7,142)
                                   --------      --------
Pro forma net earnings (loss)...   $ 12,960      $(10,679)
                                   ========      ========
Net earnings (loss) per common
  share -- basic and diluted....                               $   0.20      $  (0.33)     $  (0.42)     $  (0.32)
                                                               ========      ========      ========      ========
Weighted average shares of
  common stock-basic and
  diluted.......................                                 36,009        36,009        36,009        36,009
                                                               ========      ========      ========      ========


          See accompanying notes to consolidated financial statements.

                                 GAMESTOP CORP.


           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                         COMMON STOCK              ADDITIONAL   RETAINED
                                   MEMBERS'   ----------------------------------    PAID IN     EARNINGS
                                    EQUITY    SHARES   CLASS A   SHARES  CLASS B    CAPITAL     (DEFICIT)    TOTAL
                                   --------   ------   -------   ------  -------   ----------   ---------   --------
                                                                    (IN THOUSANDS)
PREDECESSOR COMPANY
Balance at February 1, 1998......   $5,000       --    $   --        --    $--      $     --    $  3,689    $  8,689
Net earnings for the 52 weeks
  ended January 30, 1999.........       --       --        --        --     --            --      21,116      21,116
                                    ------    -----    ------    ------    ---      --------    --------    --------
Balance at January 30, 1999......    5,000       --        --        --     --            --      24,805      29,805
Distributions....................       --       --        --        --     --            --     (27,750)    (27,750)
Net loss for the 39 weeks ended
  October 30, 1999...............       --       --        --        --     --            --     (17,921)    (17,921)
                                    ------    -----    ------    ------    ---      --------    --------    --------
                                     5,000       --        --        --     --            --     (20,866)    (15,866)
                                    ======    =====    ======    ======    ===      ========    ========    ========
SUCCESSOR COMPANY
Issuance of common stock for
  members' equity and elimination
  of deficit upon acquisition by
  Barnes & Noble, Inc. on October
  30, 1999.......................       --       --        --    36,009     36       (15,902)         --     (15,866)
Net earnings for the 13 weeks
  ended January 29, 2000.........       --       --        --        --     --            --       7,291       7,291
                                    ------    -----    ------    ------    ---      --------    --------    --------
Balance at January 29, 2000......       --       --        --    36,009     36       (15,902)      7,291      (8,575)
Net loss for the 53 weeks ended
  February 3, 2001...............       --       --        --        --     --            --     (11,722)    (11,722)
                                    ------    -----    ------    ------    ---      --------    --------    --------
Balance at February 3, 2001......       --       --        --    36,009     36       (15,902)     (4,431)    (20,297)
Net loss for the 39 weeks ended
  November 3, 2001 (unaudited)...       --       --        --        --     --            --     (11,680)    (11,680)
                                    ------    -----    ------    ------    ---      --------    --------    --------
Balance at November 3, 2001
  (unaudited)....................   $   --       --    $   --    36,009    $36      $(15,902)   $(16,111)   $(31,977)
                                    ======    =====    ======    ======    ===      ========    ========    ========


          See accompanying notes to consolidated financial statements.

                                 GAMESTOP CORP.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                PREDECESSOR COMPANY                        SUCCESSOR COMPANY
                                             -------------------------   ------------------------------------------------------
                                              52 WEEKS      39 WEEKS      13 WEEKS      53 WEEKS           39 WEEKS ENDED
                                                ENDED         ENDED         ENDED         ENDED      --------------------------
                                             JANUARY 30,   OCTOBER 30,   JANUARY 29,   FEBRUARY 3,   OCTOBER 28,    NOVEMBER 3,
                                                1999          1999          2000          2001           2000          2001
                                             -----------   -----------   -----------   -----------   ------------   -----------
                                                                                                            (UNAUDITED)
                                                                               (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings (loss)......................   $ 21,116      $(17,921)     $   7,291     $ (11,722)    $ (15,286)     $ (11,680)
  Adjustments to reconcile net earnings
    (loss) to net cash flows provided by
    (used in) operating activities:
    Depreciation and amortization..........      4,805         4,475          1,926        12,974         8,651         14,023
    Amortization of goodwill...............         --            --          1,687         9,223         6,475          8,343
    Amortization of loan cost..............        694           207             --            --            --             --
    Deferred taxes.........................         --            --            657         2,090         3,906         (1,056)
    Loss (gain) on disposal of property and
      equipment............................        946            40             --          (112)           46            291
    Increase in other long-term liabilities
      for scheduled rent increases in
      long-term leases.....................        369           278            108           326           201            259
  Changes in operating assets and
    liabilities, net
    Receivables, net.......................       (407)         (195)           136          (769)       (6,734)        (1,537)
    Merchandise inventories................     (7,545)      (15,816)        14,675       (10,800)      (64,389)      (102,969)
    Prepaid expenses and other current
      assets...............................       (123)           17            (34)       (1,986)        2,933          5,647
    Accounts payable and accrued
      liabilities..........................     32,968        58,783        (27,834)          279        29,608         47,226
                                              --------      --------      ---------     ---------     ---------      ---------
    Net cash flows provided by (used in)
      operating activities.................     52,823        29,868         (1,388)         (497)      (34,589)       (41,453)
                                              --------      --------      ---------     ---------     ---------      ---------
Cash flows from investing activities:
  Purchase of property and equipment.......     (6,790)      (12,073)        (4,290)      (25,131)      (19,512)       (14,786)
  Acquisition of Babbage's Etc., LLC by
    Barnes & Noble, Inc., net of cash
    received...............................         --            --       (175,760)           --            --             --
  Acquisition of Funco, Inc., net of cash
    received...............................         --            --             --      (156,764)     (152,762)            --
  Net increase (decrease) in other
    noncurrent assets......................       (221)       (1,300)           (67)        1,227         1,225            (15)
                                              --------      --------      ---------     ---------     ---------      ---------
  Net cash flows used in investing
    activities.............................     (7,011)      (13,373)      (180,117)     (180,668)     (171,049)       (14,801)
                                              --------      --------      ---------     ---------     ---------      ---------
Cash flows from financing activities:
  Repayment of subordinated debt -
    affiliates.............................    (25,000)      (10,000)            --            --            --             --
  Increase in payable to Barnes & Noble,
    Inc. attributable to:
    Babbage's Etc. LLC Purchase............         --            --        175,760            --            --             --
    Funco, Inc. Purchase...................         --            --             --       159,144       159,144             --
  Net increase in other payable to Barnes &
    Noble, Inc.............................         --            --          1,227        24,050        53,134         55,595
  Distribution to members..................         --       (27,750)            --            --            --             --
                                              --------      --------      ---------     ---------     ---------      ---------
  Net cash flows provided by (used in)
    financing activities...................    (25,000)      (37,750)       176,987       183,194       212,278         55,595
                                              --------      --------      ---------     ---------     ---------      ---------
Net increase (decrease) in cash and cash
  equivalents..............................     20,812       (21,255)        (4,518)        2,029         6,640           (659)
Cash and cash equivalents at beginning of
  period...................................     11,573        32,385         11,130         6,612         6,612          8,641
                                              --------      --------      ---------     ---------     ---------      ---------
Cash and cash equivalents at end of
  period...................................   $ 32,385      $ 11,130      $   6,612     $   8,641     $  13,252      $   7,982
                                              ========      ========      =========     =========     =========      =========


          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Background and Basis of Presentation


     GameStop Corp. (GameStop or the Company) was incorporated under the laws of the State of Delaware in August 2001 as a holding company for GameStop, Inc. GameStop Corp. is a wholly-owned subsidiary of Barnes & Noble, Inc.



     GameStop is principally engaged in the sale of video game systems and software, personal computer software and related accessories through its GameStop, Babbage's, Software Etc., and FuncoLand trade names, a Web site (gamestop.com) and Game Informer magazine. The Company operates their business as a single segment. The Company's stores, which totaled 1,011 at November 3, 2001, are located in major regional shopping malls and strip centers in 49 states, Puerto Rico and Guam.


     The Company began operations in November 1996 when Leonard Riggio, the Chairman of the Board, formed Babbage's Etc. LLC and acquired most of the assets of Neostar Retail Group, Inc. at an auction held in the U.S. Bankruptcy Court. In October 1999, Mr. Riggio sold Babbage's Etc. LLC to Barnes & Noble, Inc. and Babbage's Etc. LLC became a wholly-owned subsidiary of Barnes & Noble, Inc. As a result of the acquisition of Babbage's Etc. LLC, on October 30, 1999, a change in control occurred, and a new reporting entity exists. The consolidated financial statements reflect "push-down" accounting in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 54 (SAB
54) under which the allocation of the purchase price and the related acquisition debt were recorded on the Company's financial statements and the deficit in retained earnings was eliminated. Because the financial statements of the Company subsequent to the acquisition by Barnes & Noble, Inc. are not directly comparable to those of the Company prior to the acquisition, a distinction was made between the "Predecessor Company" and the "Successor Company" throughout the financial statements to clearly separate the financial position, results of operations and cash flows of the Company before and after the change in control.

     During June 2000, Barnes & Noble, Inc. acquired Funco, Inc., a publicly traded company on the NASDAQ National Market and, thereafter, through a corporate restructuring, Babbage's Etc. LLC became a wholly-owned subsidiary of Funco, Inc. In December 2000, the name of Funco, Inc. was changed to GameStop, Inc.


     Upon the effective date of the initial public offering, the Company's Board of Directors will have approved the authorization of 5,000 shares of preferred stock, 300,000 shares of Class A common stock and 100,000 shares of Class B common stock. At the same time, the Company's common stock outstanding will be converted to 36,009 shares of Class B common stock. The consolidated financial statements and related net earnings (loss) per common share reflect the authorized number of shares as if the shares were authorized on October 31, 1999.


  Consolidation


     The consolidated financial statements include the accounts of GameStop Corp. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


  Year-End

     The Company's fiscal year is composed of the 52 or 53 weeks ending on the Saturday closest to the last day of January. Fiscal 1998 consisted of the 52 weeks ending on January 30, 1999. Fiscal 1999 consisted of the 52 weeks ending on January 29, 2000. Fiscal 2000 consisted of the 53 weeks ending on February 3, 2001.

  Interim Financial Statements


     The financial information for the 39 weeks ended November 3, 2001 and October 28, 2000 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such dates and the operations and cash flows for the periods then ended. Operating results for the 39 weeks ended November 3, 2001 are not necessarily indicative of results that may be expected for the entire year.


  Cash and Cash Equivalents

     The Company considers all short-term, highly-liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are carried at cost, which approximates market value, and consist primarily of time deposits.

  Merchandise Inventories

     Merchandise inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

  Property and Equipment


     Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over estimated useful lives (ranging from two to eight years). Maintenance and repairs are expensed as incurred, while betterments and major remodeling costs are capitalized. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases (ranging from three to ten years). Capitalized lease acquisition costs are being amortized over the average lease terms of the underlying leases. Costs incurred in purchasing management information systems are capitalized and included in property and equipment; these costs are amortized over their estimated useful lives from the date the systems become operational.


  Goodwill


     Goodwill was recorded in the acquisition of Funco, Inc. and through the application of "push-down" accounting in accordance with SAB 54 in connection with the acquisition of Babbage's Etc. LLC by a subsidiary of Barnes & Noble, Inc. Goodwill represents the excess purchase price over tangible net assets acquired and is being amortized on a straight-line basis over a 30-year period. Accumulated amortization at January 29, 2000, February 3, 2001, and November 3, 2001 (unaudited) was $1,687, $10,910 and $19,253, respectively.


  Long-Lived Assets

     In accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed of," long-lived assets (property, equipment and intangibles) are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to their fair value. No write-downs have been necessary through February 3, 2001.

  Revenue Recognition

     Revenue from the sales of the Company's products is recognized at the time of sale. Sales returns (which are not significant) are recognized at the time returns are made.

     Subscription and advertising revenues are recorded upon release of magazines for sale to consumers and are stated net of sales discounts. Magazine subscription revenue is recognized on a straight line basis over the subscription period.

  Pre-Opening Expenses

     All costs associated with the opening of new stores are expensed as incurred. Pre-opening expenses in fiscal 1998, 1999, 2000 and 2001, are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

  Closed Store Expenses

     Upon a formal decision to close or relocate a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings during fiscal 1998, 1999, 2000 and 2001 are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

  Advertising Expenses

     The Company expenses advertising for newspapers and other media the first time the advertising takes place.

  Income Taxes

     For periods prior to the acquisition of Babbage's Etc. LLC by Barnes & Noble, Inc., the Company was not subject to federal and most state income taxes, and its income was taxed directly to its members. Pro forma income taxes on the accompanying consolidated statements of operations represents what income taxes would have been had the predecessor been taxed as a "C" corporation in all jurisdictions for the periods ended January 30, 1999 and October 30, 1999. From the date of acquisition by Barnes & Noble, Inc., GameStop has been included in the consolidated federal tax return of Barnes & Noble, Inc. The income tax provisions (benefits) recorded in the financial statements flow through the payable to Barnes & Noble, Inc.


     Upon the closing of the proposed offering, Barnes & Noble, Inc. will own less than 80% of GameStop Corp. and, accordingly, will not be permitted to consolidate GameStop's operations for income tax purposes. Accordingly, the financial statements for periods subsequent to the acquisition reflect income tax expense as if GameStop had filed separate income tax returns. As a result, the Company accounts for income taxes in accordance with the provisions of SFAS 109 "Accounting for Income Taxes." SFAS 109 utilizes an asset and liability approach, and deferred taxes are determined based on the estimated future tax effect of differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates.


  Net Earnings (Loss) Per Common Share

     Net earnings (loss) per common share is presented under Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). Basic earnings (loss) per common share is computed using the weighted average number of common shares outstanding during the period and excludes any dilutive effects of the Company's outstanding options.


     Diluted earnings per common share is computed using the weighted average number of common and dilutive common shares outstanding during the period. Due to the Company's net loss for the 39 weeks ended October 30, 1999, the 39 weeks ended October 28, 2000 (unaudited), the 53 weeks ended February 3, 2001, and the 39 weeks ended November 3, 2001 (unaudited), potentially dilutive securities have been excluded from the computation for those periods, as their effect is anti-dilutive.

  Stock Options

     The Company accounts for all transactions under which employees receive shares of stock or other equity instruments in the Company or its parent in amounts based on the price of its stock in accordance with the provisions of Accounting Principles Board Opinion 25 - "Accounting for Stock Issued to Employees."

  Use of Estimates

     In preparing financial statements in conformity with accounting principles generally accepted in the United States, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and sales and expenses during the reporting periods. Actual results could differ from those estimates.

  Fair Values of Financial Instruments

     The carrying values of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value due to the short-term maturities of these assets.

  Recently Issued Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria in SFAS 141.

     SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.


     The Company's previous business combinations were accounted for using the purchase method. As of November 3, 2001 (unaudited), the net carrying amount of goodwill is $311,075. Amortization expense during the 39 weeks ended November 3, 2001 (unaudited) was $8,343. The Company intends to complete the transitional goodwill impairment test within six months from the date of adoption. Currently, the Company is assessing but has not yet determined how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operations.


2. ACQUISITIONS

     On October 30, 1999, the net assets of Babbage's Etc. LLC were purchased by Barnes & Noble, Inc. The acquisition was accounted for by Barnes & Noble, Inc. under the purchase method of accounting and the $198,967 excess of the $186,520 purchase price over the fair value of the net liabilities assumed has been recorded as goodwill by the Company through the application of "push-down" accounting in accordance with SAB 54. Based upon the purchase agreement, if certain financial targets are met by GameStop in the fiscal year ended January 2002, Barnes & Noble, Inc. will make an additional payment of approximately $10,000 to the former shareholders and as such, GameStop will recognize additional goodwill of approximately $10,000 with a credit to paid-in-capital. In connection with the acquisition of Babbage's Etc. LLC, its management approved bonuses for its employees aggregating $26,789 which were charged to operations during the 39 weeks ended October 30, 1999.


     On June 14, 2000, a wholly-owned subsidiary of Barnes & Noble, Inc. acquired all of the outstanding shares of Funco, Inc., a Minneapolis-based electronic games retailer. The acquisition was accounted for by Barnes & Noble, Inc. under the purchase method of accounting. The excess of the $167,560 acquisition cost over the fair value of the net assets acquired, in the amount of $131,360, has been recorded as goodwill.



     The Company has allocated the purchase price to assets and liabilities based on management's best estimates of the respective fair values with the excess cost over the net assets acquired allocated to goodwill as follows:



Purchase price............................................  $159,162
Adjustment to accrued liabilities.........................       145
Acquisition costs.........................................     8,253
                                                            --------
Total Cost of Acquisition.................................  $167,560
                                                            ========
Total Cost of Acquisition.................................  $167,560
Less: cash received.......................................   (10,651)
Adjustment to accrued liabilities.........................      (145)
                                                            --------
Cash paid for Funco (investing activity)..................  $156,764
                                                            ========
Cash......................................................  $ 10,651
Receivables, net..........................................       535
Inventory.................................................    28,662
Prepaids and other........................................    10,800
Fixed assets, net.........................................    12,632
Other noncurrent assets...................................     1,806
Accounts payable..........................................   (11,864)
Accrued liabilities.......................................   (16,515)
Other long-term liabilities...............................      (507)
Goodwill..................................................   131,360
                                                            --------
Total Cost of Acquisition.................................  $167,560
                                                            ========


     The unaudited pro forma consolidated statements of operations data for the 39 weeks ended October 30, 1999, 13 weeks ended January 29, 2000, and 53 weeks ended February 3, 2001, set forth below gives effect to the acquisitions of Babbage's Etc. LLC and Funco, Inc. as if they occurred on January 30, 1999. The unaudited pro forma results include adjustments to reflect a full year of amortization of goodwill recorded in conjunction with the acquisition and interest on the acquisition debt.


                                          PREDECESSOR
                                            COMPANY                   SUCCESSOR COMPANY
                                        ----------------    --------------------------------------
                                         39 WEEKS ENDED      13 WEEKS ENDED       53 WEEKS ENDED
                                        OCTOBER 30, 1999    JANUARY 29, 2000     FEBRUARY 3, 2001
                                        ----------------    ----------------    ------------------
                                         (IN THOUSANDS)                 (IN THOUSANDS)
Sales.................................      $474,300            $328,600             $828,000
Net earnings (loss)...................      $(23,600)           $  9,600             $(16,200)
Net earnings (loss) per share -- basic
  and diluted.........................                          $   0.27             $  (0.45)

3. PAYABLE TO BARNES & NOBLE, INC.

     On November 18, 1997, Barnes & Noble, Inc. obtained an $850,000, five-year senior revolving credit facility (the Revolving Credit Facility) with a syndicate led by the Chase Manhattan Bank. The Revolving Credit Facility permits borrowings at various interest rate options based upon the prime rate or London Interbank Office Rate (LIBOR) depending upon certain financial tests. The Revolving Credit Facility contains covenants, limitations, and events of default typical of credit facilities of this size and nature, including financial covenants which require and which limit capital expenditures pertaining to Barnes & Noble, Inc. The Revolving Credit Facility is secured by the capital stock, accounts receivable and general intangibles of the subsidiaries (including the Company) of Barnes & Noble, Inc.


     Amounts available under the Revolving Credit Facility were used to fund the acquisitions described in Note 2, and Barnes & Noble, Inc. has allocated such debt to the Company, as reflected in the accompanying consolidated balance sheets. Barnes & Noble, Inc. charged the Company interest of $3,121, $23,462, $16,072 and $15,437, relating to this debt for the periods ended January 29, 2000 and February 3, 2001 and the 39 weeks ended October 28, 2000 (unaudited) and November 3, 2001 (unaudited), respectively.


4. RECEIVABLES, NET

     Receivables represent primarily bankcard and other receivables as follows:


                                                    JANUARY 29,    FEBRUARY 3,    NOVEMBER 3,
                                                       2000           2001           2001
                                                    -----------    -----------    -----------
                                                                                  (UNAUDITED)
                                                                 (IN THOUSANDS)
Bankcard receivables..............................    $2,311         $2,656         $4,154
Other receivables.................................       403          1,198          1,194
Allowance for doubtful accounts...................      (291)          (128)           (85)
                                                      ------         ------         ------
Total receivables, net............................    $2,423         $3,726         $5,263
                                                      ======         ======         ======


5. LEASES

     The Company leases retail stores, warehouse facilities, office space and equipment. These are generally leased under noncancelable agreements that expire at various dates through 2013 with various renewal options for additional periods. The agreements, which have been classified as operating leases, generally provide for both minimum and percentage rentals and require the Company to pay all insurance, taxes and other maintenance costs. Percentage rentals are based on sales performance in excess of specified minimums at various stores.

     Approximate rental expenses under operating leases are as follows:


                                    PREDECESSOR COMPANY                        SUCCESSOR COMPANY
                                 -------------------------   -----------------------------------------------------
                                  52 WEEKS      39 WEEKS      13 WEEKS      53 WEEKS          39 WEEKS ENDED
                                    ENDED         ENDED         ENDED         ENDED      -------------------------
                                 JANUARY 30,   OCTOBER 30,   JANUARY 29,   FEBRUARY 3,   OCTOBER 28,   NOVEMBER 3,
                                    1999          1999          2000          2001          2000          2001
                                 -----------   -----------   -----------   -----------   -----------   -----------
                                                                                                (UNAUDITED)
                                                                  (IN THOUSANDS)
Minimum........................    $21,000       $17,000       $ 6,000       $35,000       $24,000       $31,000
Percentage rentals.............      6,000         4,000         4,000         6,000         3,000         3,000
                                   -------       -------       -------       -------       -------       -------
                                   $27,000       $21,000       $10,000       $41,000       $27,000       $34,000
                                   =======       =======       =======       =======       =======       =======

     Future minimum annual rentals, excluding percentage rentals, required under leases that had initial, noncancelable lease terms greater than one year, as of February 3, 2001 are approximately:

YEAR ENDED                                                   AMOUNT
----------                                               --------------
                                                         (IN THOUSANDS)
January 2002...........................................     $ 37,000
January 2003...........................................       33,000
January 2004...........................................       25,000
January 2005...........................................       19,000
January 2006...........................................       14,000
Thereafter.............................................       39,000
                                                            --------
                                                            $167,000
                                                            ========

6. LITIGATION

     Various claims and lawsuits arising in the normal course of business are pending against the Company. The subject matter of these proceedings primarily includes commercial disputes and employment issues. The results of these proceedings are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

7. INCOME TAXES

     For periods prior to the acquisition of Babbage's Etc. LLC by Barnes & Noble, Inc., the Company's predecessor was not subject to federal and most state income taxes, and its income was taxed directly to its members. Accordingly, the consolidated statement of operations includes the actual state taxes paid totaling $582 and $100 for the 52 weeks ended January 30, 1999 and 39 weeks ended October 30, 1999, respectively.

     Subsequent to the acquisition, the financial statements reflect income taxes as if the Company had filed separate tax returns as a "C" corporation on a stand-alone basis.

     The historical provision for income tax consisted of the following:


                                                                                     39 WEEKS ENDED
                                                                             -------------------------------
                                      13 WEEKS ENDED      53 WEEKS ENDED      OCTOBER 28,      NOVEMBER 3,
                                     JANUARY 29, 2000    FEBRUARY 3, 2001        2000              2001
                                     ----------------    ----------------    -------------    --------------
                                                                                       (UNAUDITED)
                                                                 (IN THOUSANDS)
Current tax expense (benefit):
  Federal..........................       $3,493              $(6,220)         $(10,308)         $(3,625)
  State............................          868               (1,545)           (2,561)            (901)
                                          ------              -------          --------          -------
                                           4,361               (7,765)          (12,869)          (4,526)
                                          ------              -------          --------          -------
Deferred tax expense (benefit):
  Federal..........................          526                1,673             3,128             (846)
  State............................          131                  417               778             (210)
                                          ------              -------          --------          -------
                                             657                2,090             3,906           (1,056)
                                          ------              -------          --------          -------
Total income tax expense
  (benefit)........................       $5,018              $(5,675)         $ (8,963)         $(5,582)
                                          ======              =======          ========          =======

     The difference in income tax provided and the amounts determined by applying the statutory rate to income before income taxes result from the following:


                                                                                     39 WEEKS ENDED
                                                                             -------------------------------
                                      13 WEEKS ENDED      53 WEEKS ENDED      OCTOBER 28,      NOVEMBER 3,
                                     JANUARY 29, 2000    FEBRUARY 3, 2001        2000              2001
                                     ----------------    ----------------    -------------    --------------
                                                                                       (UNAUDITED)
Federal statutory tax rate.........        35.0%               (35.0%)           (35.0%)          (35.0%)
State income taxes, net of federal
  benefit..........................         5.3                 (4.3)             (5.2)            (4.2)
Non-deductible Goodwill
  amortization.....................         0.5                  6.4               3.2              6.7
Other (including permanent
  differences).....................          --                  0.3               0.1              0.2
                                           ----                -----             -----            -----
                                           40.8%               (32.6%)           (36.9%)          (32.3%)
                                           ====                =====             =====            =====


     Differences between financial accounting principles and tax laws cause differences between the bases of certain assets and liabilities for financial reporting purposes and tax purposes. The tax effects of these differences, to the extent they are temporary, are recorded as deferred tax assets and liabilities under SFAS 109. Deferred tax assets primarily relate to inventory capitalization temporary differences and deferred tax liabilities primarily relate to temporary differences in connection with tax-deductible goodwill.

8. STOCK OPTION PLAN


     Effective September 13, 2000, the Company's stockholders approved the 2000 Incentive Plan of GameStop, Inc. (the "Option Plan"). The Option Plan provides a maximum aggregate amount of 15,000 shares of common stock with respect to which options may be granted and provides for the granting of incentive stock options, non-qualified stock options, and restricted stock, which may include, without limitation, restrictions on the right to vote such shares and restrictions on the right to receive dividends on such shares. The options to purchase common shares generally are issued at fair market value on the date of grant. Generally, the options vest and become exercisable ratably over a three-year period, commencing one year after the grant date, and expire ten years from issuance.



     On December 5, 2000, the Company granted 4,488 options to its employees based upon the fair value of the shares at the date of grant ($3.53 per share) as determined by an independent appraisal. On June 13, 2001 (unaudited), options to acquire 4,500 shares were granted with immediate vesting at an exercise price of $4.51 per share to Leonard Riggio based on the fair value at the date of grant as determined by an independent appraisal. During the 39 weeks ended November 3, 2001, (unaudited) 165 options were forfeited. At November 3, 2001 (unaudited), the Company had 8,822 options outstanding.



     During the 13 weeks ended January 29, 2000, options to acquire approximately 350 shares of Barnes & Noble, Inc. were issued to GameStop employees pursuant to the Barnes & Noble, Inc. stock option plan. Such grants were made at the fair market value of Barnes & Noble, Inc. common stock at the date of grant.


     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options and, accordingly, no compensation cost has been recognized for stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options, including options in Barnes & Noble, Inc. common stock granted to GameStop employees, consistent with the method set forth under SFAS No. 123, the Company's pro forma net loss and loss per share for the 13 weeks ended January 29, 2000, the 53 weeks ended February 3, 2001 and for the 39 weeks ended October 28, 2000 (unaudited) and November 3, 2001 (unaudited) would have been as follows:



                                                      SUCCESSOR COMPANY
                             --------------------------------------------------------------------
                                13 WEEKS          53 WEEKS          39 WEEKS          39 WEEKS
                                 ENDED             ENDED             ENDED             ENDED
                              JANUARY 29,       FEBRUARY 3,       OCTOBER 28,       NOVEMBER 3,
                                  2000              2001              2000              2001
                             --------------    --------------    --------------    --------------
                                                                           (UNAUDITED)
                                                        (IN THOUSANDS)
Net earnings (loss):
  As reported..............      $7,291           $(11,722)         $(15,286)         $(11,680)
  Pro forma................      $7,256           $(12,317)         $(15,671)         $(20,252)
Net earnings (loss) per
  share -- assuming
  dilution:
  As reported..............      $ 0.20           $  (0.33)         $  (0.42)         $  (0.32)
  Pro forma................      $ 0.20           $  (0.34)         $  (0.44)         $  (0.56)



     The weighted-average fair value of the options granted during the 13 weeks ended January 29, 2000, the 53 weeks ended February 3, 2001, and the 39 weeks ended November 3, 2001 (unaudited) were estimated at $10.26, $1.60 and $2.75, respectively, using the Black-Scholes option pricing model with the following assumptions:



                                                             SUCCESSOR COMPANY
                                              -----------------------------------------------
                                                 13 WEEKS          53 WEEKS        39 WEEKS
                                                  ENDED             ENDED            ENDED
                                               JANUARY 29,       FEBRUARY 3,      NOVEMBER 3,
                                                   2000              2001            2001
                                              --------------    --------------    -----------
                                                                                  (UNAUDITED)
Volatility..................................       61.1%             61.1%           61.1%
Risk-free interest rate.....................       6.54%             5.56%           4.97%
Expected life (years).......................        6.0               6.0             6.0


9. EMPLOYEES' DEFINED CONTRIBUTION PLAN


     The Company sponsors a defined contribution plan (the Savings Plan) for the benefit of substantially all of its employees who meet certain eligibility requirements, primarily age and length of service. The Savings Plan allows employees to invest up to 15% of their current gross cash compensation invested on a pre-tax basis, at their option. The Company's optional contributions to the Savings Plan are generally in amounts based upon a certain percentage of the employees' contributions. The Company's contributions to the Savings Plan during the 52 weeks ended January 30, 1999, the 39 weeks ended October 30, 1999, the 13 weeks ended January 29, 2000, the 53 weeks ended February 3, 2001, the 39 weeks ended October 28, 2000 (unaudited) and the 39 weeks ended November 3, 2001 (unaudited), were $364, $249, $115, $481, $363 and $521, respectively.


10. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     The Company also operates departments within bookstores operated by Barnes & Noble, Inc. (Barnes & Noble), an affiliate of the Company. The Company pays a license fee to Barnes & Noble in amounts equal to 7.0% of the gross sales of such departments. During the 52 weeks ended January 30, 1999, the 39 weeks ended October 30, 1999, the 13 weeks ended January 29, 2000, the 53 weeks ended February 3, 2001, the 39 weeks ended October 28, 2000 (unaudited) and the 39 weeks ended November 3, 2001 (unaudited) these charges amounted to $822, $641, $322, $886, $590 and $627, respectively.

     The Company participates in Barnes & Noble's worker's compensation, property and general liability insurance programs. The costs incurred by Barnes & Noble under these programs are allocated to the Company based upon the Company's total payroll expense, property and equipment, and insurance claim history. Management deems the allocation methodology to be reasonable. During the 52 weeks ended January 30, 1999, the 39 weeks ended October 30, 1999, the 13 weeks ended January 29, 2000, the 53 weeks ended February 3, 2001, the 39 weeks ended October 28, 2000 (unaudited) and the 39 weeks ended November 3, 2001 (unaudited) these allocated charges amounted to $542, $347, $116, $632, $454 and $940, respectively.



     On May 1, 2001, the Company entered into an agreement with barnesandnoble.com llc, a company in which Barnes & Noble owns an approximately 36% interest, pursuant to which the Company sells video game products and PC entertainment software through barnesandnoble.com's web site. The Company pays barnesandnoble.com llc a referral fee equal to approximately 7.5% of its net sales from purchases made through barnesandnoble.com llc's web site. For the 39 weeks ended November 3, 2001 (unaudited), these referral fees amounted to $17.


11. SUPPLEMENTAL CASH FLOW INFORMATION


                               PREDECESSOR COMPANY                           SUCCESSOR COMPANY
                            --------------------------    --------------------------------------------------------
                             52 WEEKS       39 WEEKS       13 WEEKS       53 WEEKS            39 WEEKS ENDED
                               ENDED          ENDED          ENDED          ENDED       --------------------------
                            JANUARY 30,    OCTOBER 30,    JANUARY 29,    FEBRUARY 3,    OCTOBER 28,    NOVEMBER 3,
                               1999           1999           2000           2001           2000           2001
                            -----------    -----------    -----------    -----------    -----------    -----------
                                                                                               (UNAUDITED)
                                                                (IN THOUSANDS)
Cash paid during the
  period for:
  Interest................    $4,797          $862         $     --       $     --       $     --          $--
                              ======          ====         ========       ========       ========          ==
  Income taxes............        --            --              100             --             --          --
                              ======          ====         ========       ========       ========          ==
Subsidiaries acquired:
  Goodwill................    $   --          $ --         $198,967       $131,360       $131,360          $--
  Cash received in
    acquisition...........        --            --          (10,760)       (10,651)       (10,651)         --
  Accrued acquisition
    costs.................        --            --               --           (145)        (4,147)         --
  Net assets acquired (or
    liabilities
    assumed)..............        --            --          (12,447)        36,200         36,200          --
                              ------          ----         --------       --------       --------          --
Cash paid.................    $   --          $ --         $175,760       $156,764       $152,762          $--
                              ======          ====         ========       ========       ========          ==


12. SUBSEQUENT EVENTS

     In August 2001, the Company's Board of Directors authorized the filing of a Registration Statement on Form S-1 in connection with a planned initial public offering of the Company's common stock.

     The Company's stockholder approved the 2001 Incentive Plan of GameStop Corp. The 2001 Incentive Plan will assume all stock options outstanding as of the effective date under the 2000 Incentive Plan of GameStop, Inc. under the same terms.

13. PRO FORMA BALANCE SHEET (UNAUDITED)


     Upon the effective date of the initial public offering, Barnes & Noble, Inc. will contribute the difference between the aggregate amount of the intercompany loan balance and $250.0 million as additional paid-in-capital. The accompanying consolidated balance sheet includes a pro forma column to reflect this contribution as if it had taken place at November 3, 2001.

14. UNAUDITED QUARTERLY FINANCIAL INFORMATION


     The following table sets forth certain unaudited quarterly consolidated statement of operations information for fiscal 1999, 2000, and the first three quarters of fiscal 2001. The unaudited quarterly information includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown.


                                            FISCAL 1999                                FISCAL 2000
                              ---------------------------------------   -----------------------------------------
                                1ST       2ND       3RD        4TH        1ST        2ND        3RD        4TH
                              QUARTER   QUARTER   QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                              -------   -------   --------   --------   --------   --------   --------   --------
                                                                (IN THOUSANDS)
Sales.......................  $98,489   $88,323   $142,580   $223,748   $120,003   $127,154   $182,486   $327,054
Gross profit................   26,542    24,889     31,096     48,940     30,007     33,619     47,383     74,693
Operating earnings
 (loss)(1)..................    3,434     2,093    (22,376)    15,432        697     (7,480)    (1,452)    14,249
Net earnings (loss)(1)......    1,853       965    (20,739)     7,291     (1,689)    (7,939)    (5,658)     3,564

                                       FISCAL 2001
                              ------------------------------
                                1ST        2ND        3RD
                              QUARTER    QUARTER    QUARTER
                              --------   --------   --------
                                      (IN THOUSANDS)
Sales.......................  $201,355   $206,806   $198,766
Gross profit................    48,008     53,711     54,578
Operating earnings
 (loss)(1)..................    (5,341)    (2,162)     5,691
Net earnings (loss)(1)......    (7,182)    (4,800)       302


---------------
(1) In the third quarter of fiscal year 1999, operating and net losses include the payment of $26,789 as a bonus granted to employees of Babbage's Etc. LLC.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Funco, Inc.

     We have audited the accompanying consolidated balance sheets of Funco, Inc. as of April 2, 2000 and March 28, 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 2, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Funco, Inc. at April 2, 2000 and March 28, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 2, 2000, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP


Minneapolis, Minnesota

May 8, 2000

                                  FUNCO, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              APRIL 2,    MARCH 28,
                                                                2000        1999
                                                              --------    ---------
                                                                 (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $14,701      $ 8,550
  Short-term investments....................................      410           --
  Accounts receivable.......................................    1,195        2,020
  Inventories...............................................   30,280       28,485
  Prepaid expenses..........................................    3,996        2,948
  Current deferred tax asset................................      676          640
                                                              -------      -------
Total current assets........................................   51,258       42,643
Net property and equipment..................................   15,696       11,334
Long-term deferred tax asset................................      982        1,064
Other assets................................................       63           99
                                                              -------      -------
Total assets................................................  $67,999      $55,140
                                                              =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $15,187      $ 9,831
  Accrued liabilities.......................................    4,789        5,266
  Deferred revenue..........................................      948          994
                                                              -------      -------
Total current liabilities...................................   20,924       16,091
Accrued rent................................................      324          213
Shareholders' equity:
  Common stock, $0.01 par value (issued and outstanding for
     2000 and 1999, respectively: 6,014,403 and
     5,894,760).............................................       60           59
  Additional paid-in capital................................   16,427       15,238
  Retained earnings.........................................   30,264       23,539
                                                              -------      -------
Total shareholders' equity..................................   46,751       38,836
                                                              -------      -------
Total liabilities and shareholders' equity..................  $67,999      $55,140
                                                              =======      =======

                            See accompanying notes.

                                  FUNCO, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                           YEAR ENDED
                                                         -----------------------------------------------
                                                           APRIL 2,         MARCH 28,        MARCH 29,
                                                             2000             1999             1998
                                                         -------------    -------------    -------------
                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales..............................................   $  252,653       $  206,673       $  163,316
Cost of sales..........................................      173,543          138,693          106,628
                                                          ----------       ----------       ----------
Gross profit...........................................       79,110           67,980           56,688
Operating expenses.....................................       54,901           41,792           33,746
General and administrative expenses....................       13,427           10,587            9,512
                                                          ----------       ----------       ----------
Operating income.......................................       10,782           15,601           13,430
Interest expense.......................................          (36)             (12)             (20)
Interest income........................................          334              417              295
                                                          ----------       ----------       ----------
Net income before income taxes.........................       11,080           16,006           13,705
Income tax provision...................................        4,355            6,296            5,435
                                                          ----------       ----------       ----------
Net income.............................................   $    6,725       $    9,710       $    8,270
                                                          ==========       ==========       ==========
Basic net income per share:
  Basic net income per share...........................   $     1.13       $     1.60       $     1.35
Weighted average number of common shares...............    5,970,987        6,077,986        6,137,161
Diluted net income per share:
  Diluted net income per share.........................   $     1.08       $     1.53       $     1.26
Weighted average number of common and common equivalent
  shares...............................................    6,246,558        6,353,311        6,572,365

                            See accompanying notes.

                                  FUNCO, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                             COMMON STOCK      ADDITIONAL                    TOTAL
                                           ----------------     PAID-IN      RETAINED    SHAREHOLDERS'
                                           SHARES    AMOUNT     CAPITAL      EARNINGS       EQUITY
                                           ------    ------    ----------    --------    -------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Balance at March 30, 1997................  6,057      $61       $18,698      $ 5,559        $24,318
  Common stock issued, net of costs......    127        1           634           --            635
  Tax benefits of stock options..........     --       --           302           --            302
  Net income.............................     --       --            --        8,270          8,270
                                           -----      ---       -------      -------        -------
Balance at March 29, 1998................  6,184       62        19,634       13,829         33,525
  Common stock issued, net of costs......    125        1           560           --            561
  Tax benefits of stock options..........     --       --           260           --            260
  Repurchase of common stock.............   (414)      (4)       (5,216)          --         (5,220)
  Net income.............................     --       --            --        9,710          9,710
                                           -----      ---       -------      -------        -------
Balance at March 28, 1999................  5,895       59        15,238       23,539         38,836
  Common stock issued, net of costs......    119        1           872           --            873
  Tax benefits of stock options..........     --       --           317           --            317
  Net income.............................     --       --            --        6,725          6,725
                                           -----      ---       -------      -------        -------
Balance at April 2, 2000.................  6,014      $60       $16,427      $30,264        $46,751
                                           =====      ===       =======      =======        =======

                            See accompanying notes.

                                  FUNCO, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          YEAR ENDED
                                                              ----------------------------------
                                                              APRIL 2,    MARCH 28,    MARCH 29,
                                                                2000        1999         1998
                                                              --------    ---------    ---------
                                                                        (IN THOUSANDS)
Operating activities
Net income..................................................  $ 6,725      $ 9,710      $ 8,270
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................    4,941        3,650        3,126
  Deferred tax (benefit)....................................       46           21         (209)
  Net loss on disposal of property and equipment............      119          123          105
  Changes in operating assets and liabilities:
     Accounts receivable....................................      825          107       (1,033)
     Inventories............................................   (1,795)      (6,998)      (7,656)
     Prepaid expenses.......................................   (1,048)      (1,773)        (393)
     Accounts payable.......................................    5,356        4,997        3,447
     Accrued liabilities....................................     (366)        (896)       1,102
     Deferred revenue.......................................      (46)         102          145
                                                              -------      -------      -------
Net cash provided by operating activities...................   14,757        9,043        6,904
Investing activities
Additions of property and equipment.........................   (9,378)      (6,838)      (5,380)
Increase in other assets....................................       (8)         (11)        (110)
Purchases of short-term investments.........................     (410)      (3,075)      (1,460)
Sales of short-term investments.............................       --        4,535           --
Proceeds from sales of property and equipment...............       --           --           16
                                                              -------      -------      -------
Net cash used in investing activities.......................   (9,796)      (5,389)      (6,934)
Financing activities
Payments of obligations under capital leases................       --           --          (20)
Payments for repurchase of common stock.....................       --       (5,220)          --
Net proceeds from issuance of common stock..................    1,190          821          937
                                                              -------      -------      -------
Net cash provided by (used in) financing activities.........    1,190       (4,399)         917
                                                              -------      -------      -------
Increase (decrease) in cash and cash equivalents............    6,151         (745)         887
Cash and cash equivalents at beginning of year..............    8,550        9,295        8,408
                                                              -------      -------      -------
Cash and cash equivalents at end of year....................  $14,701      $ 8,550      $ 9,295
                                                              =======      =======      =======

                            See accompanying notes.

                                  FUNCO, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 APRIL 2, 2000

1. SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF BUSINESS

     Funco, Inc. operates a single business segment, providing interactive home entertainment primarily through the purchase and resale of new and previously played video games, related hardware and accessory items through its FuncoLand stores, mail order operation and FuncoLand Superstore Web site. Accordingly, additional disclosures under Statement of Financial Accounting Standards No. 131 (SFAS No. 131), "Disclosures About Segments of an Enterprise and Related Information," are not required. Funco, Inc. also publishes a video game magazine, Game Informer. The Company was incorporated in Minnesota in March 1988.

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated.

  REVENUE RECOGNITION

     Revenue from retail sales of the Company's products is recognized at the time of sale. Deferred revenue represents amounts received for subscriptions to a specified number of future video game magazine issues. Subscription revenue is recognized on a straight-line basis as magazine issues are delivered.

  ADVERTISING COSTS

     Advertising costs, included in operating expenses, are expensed as incurred and were $3,933,000, $2,769,000 and $2,309,000 for the years 2000, 1999 and
1998, respectively.

  FISCAL YEAR

     The Company's fiscal year ends on a Sunday on or near March 31. The fiscal year ended April 2, 2000 consisted of 53 weeks and fiscal years ended March 28, 1999 and March 29, 1998 consisted of 52 weeks each. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years.

  CASH EQUIVALENTS

     Cash equivalents represent investments with a maturity of three months or less at the time of purchase. Cash equivalents are recorded at cost, which approximates market.

  SHORT-TERM INVESTMENTS

     Short-term investments represent investments with a maturity of greater than three months at the time of purchase. Realized gains and losses and declines in value judged to be other-than-temporary on short-term investments are included in interest income. Short-term investments are recorded at cost, which approximates market.

  INVENTORIES

     Inventories consist of new and previously played video games, hardware and accessories and are valued at the lower of cost, determined using the first-in, first-out (FIFO) method, or market.

                                  FUNCO, INC.

  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. The Company uses the straight-line method of computing depreciation based on the assets' estimated useful lives, which range from three to five years.

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company records impairment losses of long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

  INTERNAL-USE SOFTWARE

     During fiscal 1999, the Company adopted Statement of Position No. 98-1 (SOP No. 98-1), "Internal Use Software." Under SOP No. 98-1, companies are required to capitalize certain development costs related to internal-use software. The Company is amortizing these costs over five years. Total capitalized costs for fiscal 2000 and 1999 were $322,000 and $279,000, respectively. The Company historically expensed these costs.

  PRE-OPENING COSTS

     The Company adopted Statement of Position No. 98-5 (SOP No. 98-5) "Reporting on the Cost of Start-Up Activities," in fiscal 1999. SOP No. 98-5 requires the costs of start-up activities, including store opening costs, to be expensed in the period incurred. The Company historically amortized these costs over 12 months. Annual results were not materially impacted by the adoption.

  STOCK OPTIONS

     The Company has elected to recognize compensation cost for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense is recognized for stock options with exercise prices equal to, or in excess of, the market value of the underlying shares of stock at the date of grant. The Company follows the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation."

  NET INCOME PER SHARE

     Basic net income per share is computed based on the weighted average number of common shares outstanding during each period. Diluted net income per share includes the incremental shares assumed issued on the exercise of stock options. Unless otherwise stated, all references to income per share are calculated using the diluted method.

  USE OF ESTIMATES

     Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reporting amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. FINANCING ARRANGEMENTS

     The Company has a $5,000,000 unsecured revolving credit facility with a commercial bank, seasonally increasing to $20,000,000. The interest rate on outstanding borrowings under the facility (8.04% for the month ended April 2, 2000) is based upon LIBOR plus 200 basis points. The facility requires the

                                  FUNCO, INC.

Company to maintain certain financial ratios and achieve certain operating results. The Company has no borrowings under the facility at April 2, 2000 or March 28, 1999.

3. LEASES

     The Company has rental commitments for office space, retail space, office equipment and vehicles under non-cancelable operating leases. Most of these leases contain provisions for renewal options and require the Company to pay other lease-related costs.

     Future minimum lease payments under non-cancelable operating leases consist of the following:

                                                         (IN THOUSANDS)
                                                         --------------
2001.................................................       $11,133
2002.................................................         8,185
2003.................................................         5,194
2004.................................................         1,969
2005.................................................           974
                                                            -------
Total................................................       $27,455
                                                            =======

     Rent expense was $10,172,000, $7,904,000 and $6,254,000, for the years
2000, 1999 and 1998, respectively.

4. PROPERTY AND EQUIPMENT

     Net property and equipment consist of the following:

                                                           2000        1999
                                                         --------    --------
                                                            (IN THOUSANDS)
Furniture and fixtures.................................  $ 10,021    $  7,474
Equipment..............................................    13,937      10,528
Leasehold improvements.................................    12,030       9,497
Other..................................................        65          64
                                                         --------    --------
Gross property and equipment...........................    36,053      27,563
Less accumulated depreciation..........................   (20,357)    (16,229)
                                                         --------    --------
Net property and equipment.............................  $ 15,696    $ 11,334
                                                         ========    ========

5. ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                              2000      1999
                                                             ------    ------
                                                              (IN THOUSANDS)
Purchase credit memos payable..............................  $2,162    $1,848
Employee compensation and related taxes....................     955     1,338
Sales tax payable..........................................     943       940
Income tax payable.........................................      --       664
Other accrued liabilities..................................     729       476
                                                             ------    ------
Total accrued liabilities..................................  $4,789    $5,266
                                                             ======    ======

                                  FUNCO, INC.

6. STOCK OPTIONS

     Under the terms of the Company's various stock option plans, a maximum of 1,450,000 shares of common stock has been reserved for issuance to directors, officers and employees, upon the exercise of stock options. Annually, on May 1, the Company reserves an additional 1% of the total number of Common Stock shares outstanding at fiscal year-end. Subsequent to April 2, 2000, the Company has reserved an additional 59,897 shares for use in its stock option plan. The stock options are exercisable over periods up to ten years from date of grant and include incentive stock options and nonqualified stock options.

     At April 2, 2000, there were 890,029 options outstanding. Options exercisable at the end of years 2000, 1999 and 1998 were 890,029, 544,056 and 442,961, respectively. A summary of stock option transactions is as follows:

                                                                WEIGHTED AVERAGE
                                                                 EXERCISE PRICE
                                                    SHARES         PER SHARE
                                                   ---------    ----------------
Outstanding March 30, 1997.......................    799,633         $ 7.16
  Granted........................................    286,936          15.37
  Exercised......................................   (124,771)          5.11
  Canceled.......................................    (22,905)         10.90
                                                   ---------         ------
Outstanding March 29, 1998.......................    938,893           9.85
  Granted........................................    270,434          13.34
  Exercised......................................   (124,583)          4.57
  Canceled.......................................    (46,599)         13.40
                                                   ---------         ------
Outstanding March 28, 1999.......................  1,038,145          11.24
  Granted........................................      7,700          17.40
  Exercised......................................   (119,643)          7.98
  Canceled.......................................    (36,173)         14.13
                                                   ---------         ------
Outstanding April 2, 2000........................    890,029         $11.61
                                                   =========         ======

     The following table summarizes information concerning outstanding and exercisable options:

                          WEIGHTED AVERAGE
RANGE OF                     REMAINING
EXERCISE      NUMBER      CONTRACTUAL LIFE   WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
 PRICES     OUTSTANDING       (YEARS)         EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------   -----------   ----------------   ----------------   -----------   ----------------
$ 0 - $ 4      11,001           5.36              $ 3.21           11,001          $ 3.21
$ 4 - $ 8     160,733           3.91                5.85          160,733            5.85
$ 8 - $12     193,499           4.74                9.37          193,499            9.37
$12 - $16     482,596           6.76               14.11          482,596           14.11
$16 - $20      42,200           3.29               17.35           42,200           17.35
---------     -------           ----              ------          -------          ------
$ 0 - $20     890,029           5.62              $11.61          890,029          $11.61
=========     =======           ====              ======          =======          ======

     In fiscal 2000, the Company issued 119,643 shares of stock through the exercise of stock options at prices ranging from $3.40 to $15.27 per share, generating net proceeds, including tax benefits, of $1,190,000.

                                  FUNCO, INC.

     In fiscal 1999, the Company's Board of Directors authorized the repurchase of up to 700,000 shares of the Company's common stock. During fiscal 1999, Company repurchased 414,800 shares of common stock at an aggregate price of $5,220,000.

     The Company follows the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," making the pro forma disclosures of net earnings and earnings per share as if the fair value-based method had been applied. Accordingly, no compensation expense is recognized for stock options with exercise prices equal to, or in excess of, the market value of the underlying shares of stock at the date of grant. Had compensation expense been recognized based on the fair value at the date of grant following provisions of SFAS No. 123, the Company's pro forma net income and net income per share would have been as follows:

                                                            2000      1999      1998
                                                           ------    ------    ------
                                                             (IN THOUSANDS, EXCEPT
                                                                PER SHARE DATA)
Net income
  As reported............................................  $6,725    $9,710    $8,270
  Pro forma..............................................   4,641     8,794     7,594
Income per common share -- basic:
  As reported............................................  $ 1.13    $ 1.60    $ 1.35
  Pro forma..............................................     .78      1.48      1.26
Income per common share -- diluted:
  As reported............................................  $ 1.08    $ 1.53    $ 1.26
  Pro forma..............................................     .74      1.42      1.17

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                         2000       1999       1998
                                                        -------    -------    -------
Expected volatility...................................     66.0%      80.5%      70.1%
Risk-free interest rate...............................      6.0%       5.7%       6.0%
Expected dividend yield...............................      0.0%       0.0%       0.0%
Expected life of options..............................  3 Years    3 Years    3 Years

     The pro forma effect on net income and net income per share does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

     The weighted average fair value for options with an exercise price equal to market price granted during years 2000, 1999 and 1998 is $8.57, $6.70 and $7.65 per share, respectively. The weighted average fair value for options with an exercise price greater than market price granted during fiscal 1998 is $7.03. No options with an exercise price greater than market price were granted in fiscal years 2000 or 1999.

                                  FUNCO, INC.

7. NET INCOME PER SHARE

     In accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share," the following table presents a reconciliation of the numerators and denominators of basic and diluted net income per common share for the years 2000, 1999 and 1998:

                                                      2000              1999              1998
                                                 --------------    --------------    --------------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Numerator:
  Net income...................................    $    6,725        $    9,710        $    8,270
                                                   ==========        ==========        ==========
Denominator:
  Denominator for basic net income per share --
     weighted average shares...................     5,970,987         6,077,986         6,137,161
Dilutive securities:
  Employee stock options.......................       275,571           275,325           435,204
                                                   ----------        ----------        ----------
Denominator for diluted net income per share --
  adjusted weighted average shares.............     6,246,558         6,353,311         6,572,365
                                                   ==========        ==========        ==========
Basic net income per share.....................    $     1.13        $     1.60        $     1.35
                                                   ==========        ==========        ==========
Diluted net income per share...................    $     1.08        $     1.53        $     1.26
                                                   ==========        ==========        ==========

8. INCOME TAXES

     Significant components of the provision for income taxes for the years 2000, 1999 and 1998 are as follows:

                                                            2000      1999      1998
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Current:
  Federal................................................  $3,404    $4,957    $4,346
  State..................................................     905     1,318     1,298
                                                           ------    ------    ------
Current tax expense......................................   4,309     6,275     5,644
Deferred:
  Federal................................................      37        17      (159)
  State..................................................       9         4       (50)
                                                           ------    ------    ------
Deferred tax expense (benefit)...........................      46        21      (209)
                                                           ------    ------    ------
Net income tax provision.................................  $4,355    $6,296    $5,435
                                                           ======    ======    ======

                                  FUNCO, INC.

     Deferred income taxes are due to temporary differences between carrying values of certain assets and liabilities for financial reporting and income tax purposes. Significant components of deferred taxes at April 2, 2000 and March 28, 1999, are as follows:

                                                              2000      1999
                                                             ------    ------
                                                              (IN THOUSANDS)
Accrued rent...............................................  $  211    $  222
Inventories................................................     254       474
Depreciation...............................................   1,222     1,212
Other......................................................     (29)     (204)
                                                             ------    ------
Net deferred tax asset.....................................  $1,658    $1,704
                                                             ======    ======

     Income taxes of $5,338,000, $7,017,000 and $4,518,000 were paid in the years 2000, 1999 and 1998, respectively.

     Reconciliation of the Company's tax rate is as follows:

                                                             2000        1999        1998
                                                           --------    --------    --------
                                                           (IN THOUSANDS, EXCEPT TAX RATE)
Expected tax expense.....................................   $3,767      $5,442      $4,701
State income tax, net of federal benefit.................      658         870         820
Other....................................................      (70)        (16)        (86)
                                                            ------      ------      ------
Net income tax provision.................................   $4,355      $6,296      $5,435
                                                            ======      ======      ======
Effective tax rate.......................................       39%         39%         40%
                                                            ======      ======      ======

9. SUBSEQUENT EVENT

     The Company entered into an Agreement and Plan of Merger with Barnes & Noble, Inc. and B&N Acquisition Corporation, pursuant to which B&N Acquisition Corporation, an indirect wholly-owned subsidiary of Barnes & Noble, Inc., will offer to purchase all of the Company's issued and outstanding common stock for $24.75 per share, or an aggregate purchase price of approximately $161.5 million. The transaction is expected to close in June 2000. In connection with the Agreement, Barnes & Noble is obligated to indemnify the Company for payment of a termination fee of $3,500,000 plus expenses to Electronics Boutique Holdings Corp.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                               18,055,555 SHARES

                                 GAMESTOP CORP.
                              CLASS A COMMON STOCK

                                [GAMESTOP LOGO]

                                  ------------
                                   PROSPECTUS

                                            , 2002


                                  ------------

                              SALOMON SMITH BARNEY
                                  UBS WARBURG

                           SUNTRUST ROBINSON HUMPHREY


                            WILLIAM BLAIR & COMPANY


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the shares of Common Stock being registered, all of which are being borne by us:


SEC Registration fee........................................  $   97,405.16
NASD Filing fee.............................................      30,500.00
New York Stock Exchange listing fee.........................     193,100.00
Transfer agent and registrar fees and expenses..............      25,000.00
Printing and engraving expenses.............................     275,000.00
Legal fees and expenses.....................................     300,000.00
Accounting fees.............................................     500,000.00
Miscellaneous...............................................      28,994.84
          Total.............................................  $1,450,000.00


---------------
* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our certificate of incorporation and by-laws require us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by reason of the fact that he is or was our director or officer or any other person designated by the board of directors (which may include any person serving at our request as a director, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise), in each case, against certain liabilities (including damages, judgments, amounts paid in settlement, fines, penalties and expenses (including attorneys' fees and disbursements)), except where such indemnification is expressly prohibited by applicable law, where such person has engaged in willful misconduct or recklessness or where such indemnification has been determined to be unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits of the matter. Delaware law permits us to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the stockholders. Delaware law also permits indemnification in connection with a proceeding brought by or in our right to procure a judgment in our favor. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits:

     The following is a list of exhibits filed as part of this Registration Statement.


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1.1    Form of Underwriting Agreement.***
   3.1    Form of Amended and Restated Certificate of
          Incorporation.***
   3.2    Bylaws.***
   4.1    Form of Class A common stock certificate.***
   5.1    Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP
          regarding legality of the shares of Class A common stock
          being registered.***
  10.1    Separation Agreement, between Barnes & Noble and GameStop
          Corp.***
  10.2    Tax Disaffiliation Agreement, between Barnes & Noble and
          GameStop Corp.***
  10.3    Insurance Agreement, between Barnes & Noble and GameStop
          Corp.***
  10.4    Operating Agreement, between Barnes & Noble and GameStop
          Corp.***
  10.5    2001 Incentive Plan.***
  10.6    Lease, dated as of March 6, 1997, between RREEF Mid-Cities
          Industrial L.P. and Babbage's Etc. LLC.***
  10.7    First Amendment to Lease, dated as of December 30, 1999,
          between RREEF Mid-Cities Industrial L.P. and Babbage's Etc.
          LLC.***
  10.8    Registration Rights Agreement, between Barnes & Noble and
          GameStop Corp.***
  10.9    Revolving Credit Agreement, among GameStop Corp., Fleet
          National Bank, as Administrative Agent, the Banks party
          thereto and Fleet Securities, Inc., as Arranger.***
  11.1    Statement re: Computation of Per Share Earnings.***
  21.1    Subsidiaries*
  23.1    Consent of BDO Seidman, LLP.**
  23.2    Consent of Ernst & Young LLP**
  23.3    Consent of Robinson Silverman Pearce Aronsohn & Berman LLP
          (included in its opinion filed as Exhibit 5.1 hereto).***
  24.1    Power of Attorney (included on signature page).*


---------------
  * Filed previously.
 ** Filed herewith.
*** To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

      (i) The undersigned hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      (ii) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (iii) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Grapevine, Texas on January 11, 2002.


                                          GAMESTOP CORP.

                                          By: /s/ R. RICHARD FONTAINE
                                            ------------------------------------
                                              R. Richard Fontaine
                                              Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                       NAME                                      TITLE                       DATE
                       ----                                      -----                       ----
             /s/ *R. RICHARD FONTAINE                Chairman of the Board and         January 11, 2002
---------------------------------------------------    Chief Executive Officer
                R. Richard Fontaine                    (Principal Executive
                                                       Officer)
                                                       and Director

               /s/ *DAVID W. CARLSON                 Chief Financial Officer           January 11, 2002
---------------------------------------------------    (Principal Financial Officer
                 David W. Carlson                      and Principal Accounting
                                                       Officer)

                /s/ *LEONARD RIGGIO                  Director                          January 11, 2002
---------------------------------------------------
                  Leonard Riggio

               /s/ *MICHAEL N. ROSEN                 Secretary and Director            January 11, 2002
---------------------------------------------------
                 Michael N. Rosen

           *By: /s/ R. RICHARD FONTAINE
   ---------------------------------------------
                R. Richard Fontaine
                (Attorney-in-fact)

                                 EXHIBIT INDEX


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
   1.1    Form of Underwriting Agreement.***
   3.1    Form of Amended and Restated Certificate of
          Incorporation.***
   3.2    Bylaws.***
   4.1    Form of Class A common stock certificate.***
   5.1    Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP
          regarding legality of the shares of Class A common stock
          being registered.***
  10.1    Separation Agreement, between Barnes & Noble and GameStop
          Corp.***
  10.2    Tax Disaffiliation Agreement, between Barnes & Noble and
          GameStop Corp.***
  10.3    Insurance Agreement, between Barnes & Noble and GameStop
          Corp.***
  10.4    Operating Agreement, between Barnes & Noble and GameStop
          Corp.***
  10.5    2001 Incentive Plan.***
  10.6    Lease, dated as of March 6, 1997, between RREEF Mid-Cities
          Industrial L.P. and Babbage's Etc. LLC.***
  10.7    First Amendment to Lease, dated as of December 30, 1999,
          between RREEF Mid-Cities Industrial L.P. and Babbage's Etc.
          LLC.***
  10.9    Revolving Credit Agreement, among GameStop Corp., Fleet
          National Bank, as Administrative Agent, the Banks party
          thereto and Fleet Securities, Inc., as Arranger.***
  10.8    Registration Rights Agreement, between Barnes & Noble and
          GameStop Corp.***
  11.1    Statement re: Computation of Per Share Earnings.***
  21.1    Subsidiaries.*
  23.1    Consent of BDO Seidman, LLP.**
  23.2    Consent of Ernst & Young LLP**
  23.3    Consent of Robinson Silverman Pearce Aronsohn & Berman LLP
          (included in its opinion filed as Exhibit 5.1 hereto).***
  24.1    Power of Attorney (included on signature page).*


---------------
  * Filed previously.

 ** Filed herewith.

*** To be filed by amendment.